Exhibit 10.1

ACQUISITION AGREEMENT
AMONG
WEATHERFORD INTERNATIONAL LTD.,
THE LUBRIZOL CORPORATION
AND
LZ HOLDING CORPORATION
November 30, 2014

i

3.1.22.	Employees, Labor Matters, etc.	28
3.1.23.	Employee Benefit Plans and Related Matters	29
3.1.24.	Brokers or Finders, etc.	30
3.1.25.	Product Liability	30
3.1.26.	Contracts with Affiliates	31
3.1.27.	Bank Accounts	31
3.1.28.	Integrity Delaware Holdings Matters	31
3.1.29.	Inventories.	31

3.2	Representations and Warranties of Acquiror	31
3.2.1.	Authorization, etc.	31
3.2.2.	No Conflicts, etc.	32
3.2.3.	Litigation	32
3.2.4.	Bankruptcy	33
3.2.5.	Financing	33
3.2.6.	Brokers, Finders, etc.	33

3.3	No Additional Representations.	33

ARTICLE IV CERTAIN COVENANTS		34
4.1	Access and Investigation	34
4.2	Conduct of Business.	35
4.3	Notification	37
4.4	No Negotiation	38
4.5	Non-Competition	38
4.6	Confidentiality	39
4.7	Use of Business Names by Acquiror	40
4.8	Master Agreements; Retained Contracts	40
4.9	Letters of Credit, Guaranties	41
4.10	Foreign Acquisition Agreements; Closings	42
4.11	Required Consents and Approvals.	42
4.12	Publicity	45
4.13	Misdirected Payments.	45
4.14	Further Assurances	45
4.15	Post-Closing Access	46
4.16	Control of Operations	46
4.17	Termination of Intercompany Agreements	46
4.18	Update of Schedules	46
4.19	Casualty Loss	47
4.20	Customer Visits	47
4.21	Records; Master Data	47
4.22	Sunita Joint Venture	48

ARTICLE V CONDITIONS PRECEDENT		48
5.1	Conditions to Obligations of Each Party	48
5.2	Conditions to Obligations of Acquiror	48
5.3	Conditions to Obligations of Weatherford	51

ARTICLE VI TAXES MATTERS		52
6.1	Responsibility for Taxes and Access to Tax Information	52
6.2	Liability for Transfer Taxes	52
6.3	Straddle Period	53
6.4	Returns.	53
6.5	Tax Contest.	54
6.6	Tax Refunds	55

ARTICLE VII EMPLOYEES AND EMPLOYEE BENEFIT PLANS		55
7.1	Employment of Asset Sellers’ Employees	55
7.2	Defined Contribution Plan	57
7.3	Welfare and Fringe Benefit Plans	57
7.4	No Third Party Beneficiaries	58
7.5	Equity Based Awards	58
7.6	Foreign National Employees	58

ARTICLE VIII TERMINATION		58
8.1	Termination	58
8.2	Effect of Termination	59

ARTICLE IX INDEMNIFICATION		59
9.1	Survival	59
9.2	Indemnification	59

ARTICLE X DEFINITIONS, MISCELLANEOUS		64
10.1	Definition of Certain Terms	64
10.2	Expenses	79
10.3	Severability	79
10.4	Notices	79
10.5	Miscellaneous	81

Schedules

Schedule 1            -    Weatherford Subsidiaries
Schedule 1.1(i)        -    Specified Assets
Schedule 1.1(ii)         -    Assigned Contracts
Schedule 1.1(n)        -    Asset Seller Real Property
Schedule 1.2(h)        -    Real and Tangible Personal Property
Schedule 1.2(i)        -    Retained Contracts
Schedule 1.2(k)        -    Owned Real Property
Schedule 1.5            -    Transferred Shares
Schedule 2.3            -    Liabilities, Obligations and Commitments
Schedule 2.4(g)        -    Liabilities
Schedule 3.1.2(a)        -    Weatherford Parties
Schedule 3.1.2(b)        -    Jurisdictions
Schedule 3.1.2(c)        -    Corporate Status; Capitalization
Schedule 3.1.3(a)        -    No Conflicts

Schedule 3.1.3(b)        -    Approvals
Schedule 3.1.4(a)        -    Financial Statements
Schedule 3.1.4(b)        -    Accounting Procedures
Schedule 3.1.5            -    Absence of Undisclosed Liabilities
Schedule 3.1.6            -    Taxes
Schedule 3.1.7            -    Absence of Changes
Schedule 3.1.8            -    Litigation
Schedule 3.1.9(a)        -    Compliance with Laws
Schedule 3.1.9(b)        -    Governmental Approvals
Schedule 3.1.9(c)        -    Product Regulatory Filings
Schedule 3.1.10        -    Operation of Business
Schedule 3.1.11        -    Title; Sufficiency
Schedule 3.1.12(a)        -    Contracts
Schedule 3.1.12(d)        -    Material Adverse Effect
Schedule 3.1.12(e)        -    Required Consents
Schedule 3.1.13        -    Territorial Restrictions
Schedule 3.1.14        -    Customers
Schedule 3.1.15        -    Suppliers
Schedule 3.1.16(b)        -    FCPA Issues
Schedule 3.1.18(a)        -    Intellectual Property – General
Schedule 3.1.18(b)        -    No Infringement of Intellectual Property
Schedule 3.1.18(c)        -    Licensing Arrangements
Schedule 3.1.19        -    Insurance
Schedule 3.1.20(a)        -    Owned Real Property
Schedule 3.1.20(b)        -    Leases
Schedule 3.1.20(c)        -    Fee and Leasehold Interests
Schedule 3.1.20(d)        -    No Proceedings
Schedule 3.1.21(a)        -    Environmental Permits
Schedule 3.1.21(b)        -    No Violations – Environmental Laws
Schedule 3.1.21(c)        -    No Actions
Schedule 3.1.21(d)        -    Other
Schedule 3.1.22        -    Employees, Labor Matters, etc.
Schedule 3.1.23(a)        -    Employee Benefit Plans
Schedule 3.1.23(c)(1)        -    Employee Plan Coverage
Schedule 3.1.23(c)(2)        -    Bonus and Incentive Payments
Schedule 3.1.23(d)        -    Non-U.S. Plans
Schedule 3.1.26        -    Contracts with Affiliates
Schedule 3.1.27        -    Bank Accounts
Schedule 3.2.2            -    Acquiror – Governmental Approvals and Consents
Schedule 3.2.6            -    Broker, Finders, Etc.
Schedule 4.2(b)(viii)        -    Incentive and Retention Bonuses
Schedule 4.8(c)        -    Transferred Master Agreements
Schedule 4.9            -    Surety Obligations
Schedule 4.20            -    Customer Visits
Schedule 5.2(c)        -    Required Consents
Schedule 5.2(g)(v)        -    Conveyed Real Property

Schedule 5.2(h)        -    Assignment of Leases
Schedule 7.1            -    Employees
Schedule 7.1(f)        -    Inactive Employees
Schedule 7.6            -     Foreign National Employees
Schedule 10.1(b)        -    Weatherford Master Agreements

Exhibits

Exhibit A    -    Foreign Acquisition Agreement
Exhibit B    -    [Intentionally Omitted]
Exhibit C    -    Transition Services Agreement Term Sheet
Exhibit D    -    Supply Agreement
Exhibit E    -    Inventory Sites
Exhibit F    -    Purchase Price Earn-Out Adjustment

v

ACQUISITION AGREEMENT
ACQUISITION AGREEMENT, dated as of November 30, 2014, among Weatherford International Ltd., a Bermuda exempted company (“Weatherford”), The Lubrizol Corporation, an Ohio corporation (“Lubrizol”) and LZ Holding Corporation, a Delaware corporation (“LZ”, and together with Lubrizol, collectively “Acquiror”). Capitalized terms used herein are defined in Section 10.1.
W I T N E S S E T H:
WHEREAS, Weatherford owns and operates the Engineered Chemistry Business and the Integrity Business (collectively, the “Business”);
WHEREAS, Weatherford owns the Business through (a) direct or indirect subsidiaries of Weatherford identified on Schedule 1 hereto (the “Weatherford Subsidiaries” and, sometimes referred to herein, the “Asset Sellers”) and (b) Integrity Delaware, LLC, a Delaware limited liability company, and Clearwater International, L.L.C., a Delaware limited liability company (collectively, the “Acquired Companies”); and
WHEREAS, Acquiror wishes to acquire, directly and/or through its Affiliates (collectively, the “Buyers”) all of the Assets and the Capital Stock of the Target Companies, and Weatherford wishes to transfer and assign to Buyers all of the Asset Sellers’ and the Share Sellers’ right, title and interests in such Assets and the Capital Stock of the Target Companies (the “Shares”), all in exchange for the payment of the Purchase Price and the assumption of the Assumed Liabilities, and upon the terms and subject to the conditions set forth herein.
NOW, THEREFORE, in consideration of the mutual covenants, representations and warranties made herein, and of the mutual benefits to be derived hereby, the parties hereto agree as follows:
ARTICLE I
SALE AND PURCHASE

1.1    Sale and Purchase of Assets. Subject to the terms and conditions hereof and excluding (a) the Excluded Assets and (b) the properties, assets and rights of the Target Companies (which will be acquired by Acquiror or the Buyers pursuant to the acquisition of the Shares as described herein), Weatherford will, and will cause its Affiliates (other than the Target Companies), including the Asset Sellers to, sell, transfer, convey, assign and deliver to Acquiror (or the Buyers), and Acquiror will (or will cause the Buyers to) purchase and acquire from Weatherford and its Affiliates (other than the Target Companies), all right, title and interest of such Persons in and to (i) the assets set forth on Schedule 1.1(i) hereto (the “Specified Assets”), (ii) subject to Section 2.8, the Contracts set forth on Schedule 1.1(ii) (the “Assigned Contracts”) (which Schedule 1.1(ii) shall be updated for Contracts (other than Unscheduled Contracts) entered into by Weatherford or the Asset Sellers primarily related to the Business after the date hereof and on or prior to the Closing Date not in violation of Section 4.2(b) of this Agreement), (iii) subject to Section 1.1(v) below, the assets reflected under the caption “Assets” on the Reference Balance Sheet (the “Balance Sheet Assets”), (iv) all other properties, assets and rights of every nature, kind and description, tangible and intangible (including goodwill of the Business), whether real, personal or mixed, whether accrued, contingent or otherwise and whether now existing or hereinafter acquired, primarily used or held for use in connection with the Business as the same may exist as of the Closing Date (the “Unscheduled Assets”), (v) all assets into which the Balance Sheet Assets and Unscheduled Assets have been converted between the Balance Sheet Date and the Closing Date, which conversions shall occur only in the Ordinary Course of Business or as directed by Acquiror in writing, (vi) all assets which have been acquired by the Asset Sellers for the primary use of the Business between the Balance Sheet Date and the Closing Date, and (vii) any assets primarily related to the Business located on any Real Property (the assets described by this Section 1.1 as being sold, transferred, conveyed, assigned and delivered to Acquiror (or the Buyers), collectively being referred to herein as the “Assets”), including all those items in the following categories that otherwise conform to the definition of the term “Assets”:
(a)    all machinery, equipment, furniture, furnishings, vehicles, tools, office equipment, supplies, spare, replacement and component parts, production equipment, testing equipment, computer hardware, and similar property;
(b)    raw materials, work in process, finished products, goods, spare parts, replacement and component parts, manufacturing supplies and any other items of a kind that are customarily included in the inventory balances of the Business (collectively, “Inventories”);
(c)    all rights (including any and all Intellectual Property rights) to any products or assets under research or development prior to the Closing;
(d)    subject to Section 2.8, all rights under all contracts, arrangements, licenses, leases and other agreements, including the Assigned Contracts, the Unscheduled Contracts and any right to receive payment for products sold or services rendered, and to receive goods and services, pursuant to such agreements and to assert claims and take other rightful actions in respect of breaches, defaults and other violations of such contracts, arrangements, licenses, leases and other agreements and otherwise;
(e)    all credits, prepaid expenses, deferred charges, advance payments, security deposits and prepaid items;
(f)    all Intellectual Property and all rights thereunder or in respect thereof, including rights to sue for and remedies against past, present and future infringements or violations thereof, and rights of priority and protection of interests therein under the laws of any jurisdiction worldwide and all tangible embodiments thereof (together with all Intellectual Property rights included in the other clauses of this Section 1.1, “Intellectual Property Assets”);
(g)    all Product Regulatory Data and Product Regulatory Filings to the extent related to the Business;
(h)    all of the following, including electronic records, wherever located, to the extent related to the Business, any Asset or Assumed Liability: books and records, advertising materials, catalogues, price lists, mailing lists, lists of customers, distribution lists, production data, sales and promotional materials, purchasing materials, personnel records with respect to Transferred Employees who were employed by the Asset Sellers or any other Weatherford

Affiliate (other than the Target Companies) on the Closing Date (to the extent transfer is permitted by applicable Law), manufacturing and quality control records and procedures, blueprints, research and development files, records, financial books and records, data and laboratory books, and Intellectual Property disclosures and open sales order files (collectively, the “Records”).
(i)    to the extent their transfer is permitted by applicable Law, all Consents and Governmental Approvals, including all applications therefor;
(j)    all rights to Proceedings of any nature available to or being pursued with respect to the Business or the ownership, use, function or value of any Asset, whether arising by way of counterclaim or otherwise (other than any rights with respect to the Proceeding styled Weatherford Global Products Ltd. v. Hydropath Holding Ltd., which shall constitute an Excluded Asset);
(k)    all guarantees, warranties, indemnities and similar rights in favor (i) of the Asset Sellers with respect to any Asset or (ii) of Weatherford and its Affiliates (other than the Target Companies) to the extent related to the Business;
(l)    all rights of Weatherford or its Affiliates to the extent associated with any Assumed Liability;
(m)    all current assets to the extent included in the Closing Working Capital Balance;
(n)    the Real Property of the Asset Sellers or any other Weatherford Affiliate (other than the Target Companies), including the real property set forth on Schedule 1.1(n); and
(o)    all other assets that are primarily used or held for use by the Business.
The Assets shall be transferred or otherwise conveyed to the Buyers free and clear of all Liens and other obligations excepting only Assumed Liabilities and Permitted Liens.

1.2    Excluded Assets. Notwithstanding anything in this Agreement to the contrary, the Asset Sellers will retain and not transfer, the following assets of the Asset Sellers (the “Excluded Assets”):
(a)    Cash and Cash Equivalents, except to the extent included in the Closing Working Capital Balance;
(b)    any rights to refunds or prepaid Taxes to the extent not included in the Closing Working Capital Balance;
(c)    all books and records of the Asset Sellers to the extent relating to the Excluded Assets or Excluded Liabilities, including the corporate charter, related organizational documents and minute books and Returns of the Asset Sellers;

(d)    all rights with respect to any Proceedings the Asset Sellers may have to the extent pertaining to the Excluded Liabilities or any of the Excluded Assets;
(e)    except for assets leased by the Asset Sellers, all assets in possession of the Asset Sellers but owned by third parties;
(f)    any Employee Plan and any other Plan maintained, sponsored or contributed to by Weatherford, the Asset Sellers or any of their respective ERISA Affiliates;
(g)    the rights of any Asset Seller under this Agreement and under any Ancillary Agreement to which it is a party and the proceeds payable to the Asset Sellers pursuant to this Agreement;
(h)    the real and tangible personal property listed in Schedule 1.2(h);
(i)    the contracts set forth on Schedule 1.2(i) (the “Retained Contracts”);
(j)    except for the equity or other ownership interests of the Target Companies, any and all equity or ownership interests in any entity, including stock, membership interests, partnership interests, joint venture interests, or other similar interests;
(k)    the Owned Real Property set forth on Schedule 1.2(k);
(l)    subject to Section 4.8, any trademarks, service marks, brand names or trade, corporate or business names of Weatherford or of any of Weatherford’s Affiliates or divisions, whether or not used in the Business;
(m)    the accounts receivable, whether billed or unbilled, of the Asset Sellers, including those related to the Business, except to the extent included in the Closing Working Capital Balance; and
(n)    all other assets and properties not included within the definition of “Assets.”
1.3    Domestic Asset Acquisition. At the Domestic Closing, Weatherford will cause the relevant Asset Sellers to transfer to Acquiror or its designated Buyer, and Acquiror or its designated Buyers will acquire from such Asset Sellers, all of the Domestic Assets pursuant to this Agreement.
1.4    Foreign Asset Acquisitions.
(a)At the applicable Foreign Closing, Weatherford will, and will cause the relevant Asset Sellers to, and Acquiror will cause its designated Buyer to, enter into one or more Foreign Acquisition Agreements providing for the sale, transfer, assignment or other direct or indirect conveyance of the Foreign Assets to be transferred by such Asset Seller to Acquiror’s designated Buyer. Each Foreign Acquisition Agreement will be substantially in the form of Exhibit A, but with such variations as may be required to satisfy the requirements of local law, to adapt such agreement to the particular circumstances confronted in each country or to cover such additional matters as may be agreed upon by Weatherford and Acquiror

(including the principles of ARTICLE VI of this Agreement), in each case as may be negotiated in good faith by Weatherford and Acquiror.
(b)After the Domestic Closing, Weatherford shall repay to Acquiror that portion of the Purchase Price allocated under this Agreement to the Foreign Assets for which a Foreign Closing did not occur on the Closing Date.  At each Foreign Closing that occurs after the Closing Date, the designated Buyer shall pay to Weatherford or its designated Affiliate the portion of the Purchase Price in the applicable local currency allocated under this Agreement to the Foreign Assets being transferred in such Foreign Closing, which local currency amount shall be determined based on a currency exchange rate mutually agreed by the parties.

1.5    Sale and Purchase of Shares.
(a)    Subject to the terms and conditions hereof, Weatherford shall cause each Share Seller to sell, and Acquiror will (or will cause a Buyer to) purchase the Shares set forth opposite each Share Seller’s name on Schedule 1.5.
(b)    The assignment and transfer of the Domestic Shares shall be made pursuant to this Agreement.
ARTICLE II
PURCHASE PRICE AND CLOSING

2.1    Place and Date. The closing of the sale and purchase of the Domestic Assets and the Domestic Shares (the “Domestic Closing”) shall take place at 10:00 A.M. local time at the offices of Winston & Strawn LLP, 1111 Louisiana, 25th Floor, Houston, Texas effective at the commencement of business on the third Business Day following the satisfaction or waiver of all conditions to the obligations of the parties set forth herein (other than conditions that by their terms are to be satisfied on the Closing Date, but subject to the satisfaction or waiver of those conditions), or at such other place and on such other date and time as the parties may mutually agree in writing. The day on which the Domestic Closing occurs is herein referred to as the “Closing Date,” and the effective time of the Domestic Closing shall be 11:59 p.m. EST on the Closing Date. The closings of the sale and purchase of the Foreign Assets (the “Foreign Closings”) shall take place on the Closing Date at such places and such times as may be specified in the respective Foreign Acquisition Agreements, or on such other date and time as the parties mutually agree in writing.

2.2    Purchase Price. The purchase price for the Assets and the Shares to be sold and purchased hereby is SEVEN HUNDRED FIFTY MILLION DOLLARS ($750,000,000) (the “Closing Purchase Price”), as adjusted pursuant to this Agreement (including after the Closing pursuant to Section 2.6 and Exhibit F) (collectively, with the Closing Purchase Price, the “Purchase Price”). The Purchase Price will be paid or caused to be paid by Acquiror, for its own account and for the account of each of the Buyers, to Weatherford for its account and for the account of each of the Sellers in accordance with this Agreement and the Foreign Acquisition Agreements. The Purchase Price shall be paid by the wire transfer of immediately available funds to such bank account or accounts as per written instructions of Weatherford given to Acquiror at least three Business Days prior to the Closing Date. Notwithstanding the foregoing or the timing of the Foreign Closings, the full Closing Purchase Price shall be paid by Acquiror or one or more Buyers to Weatherford or an Asset Seller as of the date of Domestic Closing, subject to the requirements of Section 1.4(b) as it relates to Foreign Closings occurring after such date. Acquiror and Buyers shall comply with withholding tax obligations, if any, imposed in connection with the payment of Purchase Price, including the Closing Purchase Price. Any withholding tax paid over by Acquiror and Buyers to Governmental Authorities shall be treated as a payment of the Purchase Price and the amount otherwise payable by Acquiror and Buyers to Weatherford and the Sellers pursuant to this Agreement shall be reduced by the amount of such withholding tax. If Acquiror or any Buyer determines that it needs to withhold any portion of the Purchase Price, Acquiror shall provide Weatherford with reasonable notice and shall work in good faith with Weatherford to reduce or eliminate the need to withhold. For the avoidance of doubt, Acquiror and Buyers will not be required to gross-up the Purchase Price for any such withholding tax.
2.3    Assumption of Liabilities.
(a)    At the respective Closings for the Assets, Acquiror or another Buyer shall assume and agree to pay, honor and discharge when due all Liabilities to the extent relating to or arising out of the operation of the Business by Acquiror or its Affiliates after the Closing or the ownership of the Assets or the Shares from and after the Closing (other than the items set forth in clauses (v) or (vii) which in whole or in part relate to operations of the Business on or prior to Closing), but excluding the Excluded Liabilities (collectively, the “Assumed Liabilities”) including:
(i)    all Liabilities set forth on Schedule 2.3 hereto;
(ii)    all Liabilities of the Asset Sellers under the Assigned Contracts (x) to the extent attributable to the period from and after the Closing and (y) up to the Aggregate Pre-Closing Contract Liability Amount with respect to any Liabilities arising under the Assigned Contracts attributable to the period prior to Closing;
(iii)    all agreements, contracts, commitments and other instruments entered into by the Asset Sellers in the Ordinary Course of Business in connection with the Business, including orders and other contracts for the purchase or sale of Inventory or the sale of products or services, and that are not set forth on Schedule 1.1(ii), but only to the extent that such contracts do not provide for payments for goods or services by the Asset Sellers in excess of $250,000 in the aggregate with respect to any such contract (collectively, the

“Unscheduled Contracts”), and all Liabilities thereunder (x) to the extent attributable to the period from and after the Closing and (y) up to the Aggregate Pre-Closing Contract Liability Amount with respect to any Liabilities arising thereunder attributable to the period prior to Closing;
(iv)    all Product Liability-Acquirors;
(v)    the current Liabilities of the Asset Sellers and Target Companies included in the calculation of the Closing Working Capital Balance;
(vi)    all Assumed Taxes; and
(vii)    any other Liabilities specifically and expressly assumed by Acquiror or another Buyer pursuant to other provisions of this Agreement (including Article VII, but excluding the general obligation set forth above in Section 2.3(a) above).
(b)    At the Domestic Closing, Acquiror shall, or shall cause another Buyer to, assume the Assumed Liabilities relating to the Domestic Operation by executing and delivering to Weatherford an assumption agreement in a form to be mutually agreed by the parties prior to the Domestic Closing (the “Assumption Agreement”). At each Foreign Closing, Acquiror shall cause another Buyer to assume each of the Assumed Liabilities relating to the Foreign Operations in accordance with the Foreign Acquisition Agreements.
2.4    Excluded Liabilities. Neither Acquiror nor any Buyer shall assume any Liabilities of Weatherford, its Affiliates, any Asset Sellers or any Target Companies relating to or arising out of the operation of the Business or the ownership of the Assets or the Shares prior to the Closing, including by operation of law, other than Assumed Liabilities, and, including the following Liabilities relating to the Business, whether arising prior to, on or after the Closing Date (the “Excluded Liabilities”); provided that to the extent any Liability is both an Assumed Liability and an Excluded Liability, such Liability shall be deemed to be an Excluded Liability (but for avoidance of doubt, none of the items set forth in clauses (i) through (vii) of Section 2.3(a) shall be considered Excluded Liabilities):
(a)    any Retained Taxes;
(b)    any Liabilities of Weatherford and its Affiliates arising under any agreements and contracts prior to Closing, except as described in Section 2.3(a)(ii) and Section 2.3(a)(iii),
(c)    any Liabilities of Weatherford or any of its Affiliates relating to the Excluded Assets;
(d)    any intercompany accounts payable, loans, obligations, guarantees, interests or other Liabilities of Weatherford, any Asset Seller, any Share Seller or any Target Company to any Weatherford Affiliate;
(e)    any payments for goods and services by Weatherford or any of its Affiliates above $250,000 on any individual Unscheduled Contract prior to Closing;

(f)    any Liabilities associated with the TSCA Audit and Canadian Product Regulatory Audit that have not been resolved as of Closing;
(g)    except as set forth on Schedule 2.4(g), any Liabilities arising out of any Proceeding (including personal injury and death, property damage, fines, penalties or injunction claims) pending as of the Closing Date or commenced after the Closing Date to the extent relating to the pre-Closing operation or ownership of the Business, the Assets, the Assumed Liabilities or the Target Companies, including the matters set forth on Schedule 3.1.8;
(h)    any Liabilities arising out of or resulting from Weatherford or its Affiliates’ compliance or noncompliance with any applicable Laws or any orders, writs, injunctions or Decrees prior to the Closing Date;
(i)    any indebtedness of Weatherford or any Affiliate with respect to borrowed money, including any interest or penalties accrued thereon;
(j)    except for Product Liability—Acquiror, any Liabilities arising out of or relating to (A) Weatherford’s and/or its Affiliates’ sale of any product manufactured, sold or delivered by Weatherford or any of its Affiliates in connection with the Business to the extent that it is attributable to time periods prior to the Closing (including any such Liability in respect of customer discounts and rebates that are attributable to such products sold by Weatherford and/or its Affiliates prior to the Closing and storage and warehouse costs), or (B) Weatherford’s and/or its Affiliates’ sale of such products on or after the Closing (including any such Liability in respect of customer discounts and rebates that are attributable to such products sold by Weatherford and/or its Affiliates on or after the Closing and storage and warehouse costs);
(k)    any Environmental Liabilities and Costs;
(l)    any Liabilities arising from the employment of any individual who does not become a Transferred Employee, or the engagement of any employee (including the Employees) or contractor or former employee or contractor, to the extent arising prior to or relating to any period prior to the time that such individual becomes employed or engaged by Acquiror or another Buyer, other than any Liabilities specifically and expressly assumed by Acquiror or another Buyer under the provisions of this Agreement or any Ancillary Agreement;
(m)    any amounts payable at or contingent upon either or both of the Closings by Weatherford or its Affiliates relating to employment, consulting, change of control, retention or severance agreements or arrangements, accrued salaries, bonuses, vacation, paid time off or other accrued severance or compensation of any of the Transferred Employees who were employed by the Asset Sellers or any other Weatherford Affiliate on the Closing Date, other than any Liabilities specifically and expressly assumed by Acquiror or another Buyer under the provisions of this Agreement or any Ancillary Agreement; and
(n)    any Liabilities relating to the matters set forth on Schedules 3.1.5, 3.1.9(a), 3.1.18(b), 3.1.19, 3.1.20(d), 3.1.21(b), 3.1.21(c), 3.1.21(d), and 3.1.22.

2.5    Allocation of Purchase Price.
(a)Acquiror and Weatherford shall cooperate to determine the allocation of the Purchase Price (prior to adjustments) among the various Sellers of the Assets and Share Sellers in advance of the Closing Date. To the extent that the Acquiror and Weatherford do not agree to such allocation prior to the Closing Date, the Acquiror and Weatherford shall cooperate following the Closing Date to make such determination, provided that if within one hundred and eighty days (180) of the Closing Date the parties are unable to agree as to such allocation, each party shall allocate the Purchase Price among the various Sellers of the Assets and Share Sellers as each such party determines in its own discretion.

(b)To the extent that Acquiror and Weatherford agree to an allocation of the Purchase Price that is paid to a Seller of any Asset, Acquiror and Weatherford shall cooperate following the Closing Date to allocate such portion of the Purchase Price and the applicable Assumed Liabilities of such Seller among the various Assets sold by such Seller, provided that if within one hundred and eighty (180) days of the Closing Date the parties are unable to agree as to such allocation, each party shall allocate the applicable portion of the Purchase Price and applicable Assumed Liabilities among the various Assets as each party determines in its own discretion.

(c)Any adjustments to the Purchase Price hereunder shall be allocated among the various Asset Sellers and Share Sellers consistently with the basis for any such adjustment as mutually agreed by the Acquiror and Weatherford, provided that if the Acquiror and Weatherford cannot agree to the allocation of such adjustment, each party shall allocate such adjustment as each party determines in its own discretion.

(d)To the extent that Acquiror and Weatherford agree to an allocation under Section 2.5(a) or Section 2.5(b) or Section 2.5(c), Acquiror and Weatherford shall, and shall cause their applicable Affiliates, to file all relevant Returns consistently with such agreed allocation. To the extent that any such allocation is challenged by any Taxing Authority during the course of any audit or other legal proceedings, the Acquiror or Weatherford, as the case may be, shall provide reasonable notice to the other party of such challenge.

2.6    Post-Closing Purchase Price Adjustment.
(a)    Within 120 days after the Closing Date, Acquiror will prepare and deliver or cause to be prepared and delivered to Weatherford a combined balance sheet of the Business acquired pursuant hereto and the Foreign Acquisition Agreements as of the Closing (the “Closing Date Balance Sheet”) and a proposed statement of the Net Working Capital prepared therefrom (the “Closing Statement”). The Closing Date Balance Sheet and the Closing Statement (i) will reflect, respectively, the financial position of the Business acquired pursuant hereto and the Foreign Acquisition Agreements on a combined basis and the components and calculation of the Net Working Capital, in each case as of the Closing and (ii) will be prepared and determined as of the Closing consistent with Weatherford’s policies, procedures, practices and methodologies set forth on Schedule 3.1.4(b). The Net Working Capital as of the Closing Date determined in accordance with this Section 2.6 is referred to herein as the “Closing Working Capital Balance.” The portion of the Closing Working Capital Balance relating to

Inventories located at the sites described on Exhibit E shall be prepared based on a physical inventory performed by Weatherford and Acquiror at such sites, which shall be carried out in accordance with the procedures, including the measurement procedures, specified in Schedule 3.1.4(b), and shall be commenced on or about the Closing Date and shall be completed within five Business Days after the Closing Date.
(b)    If, within 60 days after the date of Acquiror’s delivery of the Closing Date Balance Sheet and the Closing Statement, Weatherford determines in good faith that the Closing Date Balance Sheet and the Closing Statement have not been prepared or determined in accordance with this Agreement, Weatherford may give written notice to Acquiror within such 60 day period (i) setting forth Weatherford’s proposed changes to the Closing Date Balance Sheet as prepared by Acquiror and the determination by Weatherford of the Closing Working Capital Balance and (ii) specifying in reasonable detail Weatherford’s basis for disagreement with Acquiror’s preparation and determination of the Closing Date Balance Sheet and the Closing Working Capital Balance. The failure by Weatherford to so express disagreement and provide such notice within such 60 day period will constitute acceptance of Acquiror’s preparation of the Closing Date Balance Sheet and computation of the Closing Working Capital Balance. If Acquiror and Weatherford are unable to resolve any disagreement between them with respect to the preparation of the Closing Date Balance Sheet and the determination of the Closing Working Capital Balance within 15 days after the giving of notice by Weatherford to Acquiror of such disagreement, the dispute may be referred by Acquiror or Weatherford for determination to the Houston, Texas office of Grant Thornton LLP (or, if they are unable or unwilling to serve, another mutually acceptable internationally recognized accounting firm (the “Accountants”)). Within 15 days of such referral, each party shall submit, in writing, detailed briefs to the Accountants setting forth their position, and the Accountants shall make a written determination as promptly as practicable, but in any event within 30 days after the date on which the dispute is referred to the Accountants. The Accountants will not disclose either party’s position to the other party. Neither Acquiror nor Weatherford shall be entitled to respond to the brief provided by the other party to the Accountants. The Accountants may ask and receive responses in writing from one or both parties in order to clarify such party’s position. The Accountants are authorized to select only the Closing Working Capital Balance as presented by Acquiror or Weatherford and shall not select any other amount as the Closing Working Capital Balance. The costs and expenses of the Accountants shall be borne by the party against whom the dispute is decided. No party will disclose to the Accountants, and the Accountants will not consider for any purposes, any settlement discussions or settlement offer made by any party. The decision of the Accountants shall be final and binding on the parties.
(c)    During the period that Weatherford’s advisors and personnel are conducting their review of Acquiror’s preparation of the Closing Date Balance Sheet and determination of the Closing Working Capital Balance until the final determination of the Closing Working Capital Balance, Weatherford and its Representatives will have reasonable access during normal business hours to the work papers prepared by or on behalf of Acquiror and its Representatives in connection with Acquiror’s preparation of the Closing Statement and determination of the Closing Working Capital Balance; provided, however, that Weatherford will conduct such review in a manner that does not unreasonably interfere with the conduct of the businesses of Acquiror.

(d)    Any amounts collected with respect to any accounts receivable of the Business that are included in the Net Working Capital but that are reserved against and excluded from computing the Net Working Capital as of Closing (the “Reserved Accounts Receivable”) prior to the final determination of the Closing Working Capital Balance in accordance with this Section 2.6 will be included as a current asset in the calculation of the Closing Working Capital Balance to the extent so collected prior to such determination. If, prior to the one year anniversary of the date of the Domestic Closing, the Acquiror or any of its Affiliates collects any Reserved Accounts Receivable that were not added back to the Closing Working Capital Balance in accordance with the immediately preceding sentence, then the Acquiror or its Affiliates will promptly remit all such amounts to Weatherford. During the one year period after the date of the Domestic Closing, Acquiror or its Affiliates shall use its commercially reasonable efforts consistent with their own respective collection practices in collecting any such Reserved Accounts Receivable; provided that the Acquiror or its Affiliates will not be required to expend amounts for any third party out-of-pocket costs or expenses to collect such Reserved Accounts Receivable, unless Weatherford or its Affiliates agrees in writing to reimburse the Acquiror or its Affiliates for all such amounts.
2.7    Adjustments to Purchase Price.
(a)    Upon the final determination of the Closing Working Capital Balance, the parties shall make the following adjustments:
(i)    If the Closing Working Capital Balance exceeds the Working Capital Target by $1,000,000 or more, then the Purchase Price will be increased by, and Acquiror will pay to Weatherford, the amount of the difference between the Closing Working Capital Balance and the Working Capital Target.
(ii)    If the Closing Working Capital Balance is less than the Working Capital Target by $1,000,000 or more, then the Purchase Price will be decreased by, and Weatherford will pay to Acquiror, the amount of the difference between the Working Capital Target and the Closing Working Capital Balance.
(b)    Any payment in respect of an adjustment required to be made under Section 2.7 will be made by Acquiror or Weatherford, as applicable, in cash by wire transfer of immediately available funds to one account specified by Acquiror or Weatherford in writing, within five Business Days following the final determination with respect to the Closing Working Capital Balance.
2.8    Consent of Third Parties. Notwithstanding anything to the contrary in this Agreement, this Agreement shall not constitute an agreement to assign or transfer any instrument, contract, lease, licenses, permit or other agreement or arrangement or any claim, right or benefit arising thereunder or resulting therefrom if an assignment or transfer or an attempt to make such an assignment or transfer without the consent or approval of a third party would constitute a breach or violation thereof or affect adversely the rights of the Buyers or the Asset Sellers thereunder and such consent or approval has not been obtained by the Closing; and any transfer or assignment to the Buyers by the Asset Sellers of any interest under any such instrument, contract, lease, licenses permit or other agreement or arrangement that requires the consent of a third party shall be made following the Closing subject to such consent or approval being obtained. In the event any such consent or approval is not obtained on or prior to the Closing Date, Weatherford shall use all reasonable efforts to obtain any such approval or consent as soon as reasonably possible after the Closing Date, and Weatherford will cooperate with Acquiror and the other Buyers in any lawful arrangement to provide that Acquiror or another Buyer shall receive the interest of the Asset Sellers in the benefits under any such instrument, contract, lease or permit or other agreement or arrangement, including performance by the Asset Sellers, as agent, provided that the Acquiror or another Buyer shall pay or satisfy the corresponding expenses and Liabilities for the enjoyment of such benefit to the extent the Acquiror or another Buyer would have been responsible therefor hereunder if such consent or approval had been obtained.
2.9    Tax Treatment. All adjustments to the Purchase Price under Section 2.7 shall be treated for Tax purposes as adjustments to the Purchase Price to the extent permitted under applicable Law and shall be allocated as provided in Section 2.5.
2.10    Proration Procedures. Following the Closing, Weatherford and Acquiror agree to the following proration procedures relating to processing costs and expenses that are allocable in part to each of the parties:
(i)    If Weatherford or its Affiliates, on the one hand, or Acquiror or its Affiliates, on the other hand, receives an invoice for expenses that are allocable partly to it and partly to the other party based on the allocation of Liabilities set forth in Sections 2.3 and 2.4, the recipient shall pay such invoice in full promptly and shall promptly advise the other party that such invoice has been received and shall request the appropriate reimbursement from the other party. The party owing such reimbursement shall pay such reimbursement to the other party within fifteen (15) days after receipt of an invoice for the reimbursable amount, together with a copy of the original invoice and such other party’s calculation of the reimbursement amount.
(ii)    Notwithstanding the foregoing, whenever time permits, Weatherford or its Affiliates, on the one hand, and Acquiror or its Affiliates, on the other hand, shall use its respective commercially reasonable efforts to consult with each other in determining each party’s appropriate allocable share of any payment or expense due and shall remit or pay, as applicable, the allocable share to the party entitled to or responsible for, as applicable, under this paragraph for such payment or the paying of such expense in a timely fashion.
(iii)    Weatherford and Acquiror shall, and shall cause their respective Affiliates to, use their respective commercially reasonable efforts to substantially complete all prorations within one hundred twenty (120) days after the Closing Date.
ARTICLE III
REPRESENTATIONS AND WARRANTIES

3.1    Representations and Warranties of Weatherford. On behalf of itself, the Asset Sellers and the Share Sellers, Weatherford represents and warrants to Acquiror as follows:
3.1.1.    Authorization, etc.
(a)    Weatherford has the corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it will be a party, to perform fully its obligations thereunder, and to consummate the transactions contemplated thereby. The execution and delivery by Weatherford of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action of Weatherford. The execution and delivery by Weatherford of each Ancillary Agreement to which Weatherford will be a party, and the consummation of the transactions contemplated thereby, has been duly authorized by all requisite corporate action of Weatherford. Weatherford has duly executed and delivered this Agreement, and on the Closing Date, Weatherford will have duly executed and delivered each Ancillary Agreement to which it will be a party. This Agreement is, and on the Closing Date each Ancillary Agreement to which Weatherford will be a party will be, the legal, valid and binding obligation of Weatherford, enforceable against it in accordance with its respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization and similar laws affecting creditors generally and by the availability of equitable remedies.
(b)    Each Asset Seller and each Share Seller has the corporate or other applicable entity power and authority to execute and deliver each Foreign Acquisition Agreement and Ancillary Agreement to which it will be a party, to perform fully its obligations thereunder, and to consummate the transactions contemplated thereby. On the Closing Date, the execution and delivery by each Asset Seller and each Share Seller of each Foreign Acquisition Agreement and Ancillary Agreement to which it will be a party, and the consummation of the transactions contemplated thereby, will have been duly authorized by all requisite corporate or other applicable entity action of such Asset Seller or Share Seller. On the Closing Date, each Asset Seller and each Share Seller will have duly executed and delivered each Foreign Acquisition Agreement and Ancillary Agreement to which it will be a party, and each such agreement will be the legal, valid and binding obligation of such Asset Seller or Share Seller, enforceable against such Asset Seller or Share Seller in accordance with its respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization and similar laws affecting creditors generally and by the availability of equitable remedies.
3.1.2.    Corporate Status; Capitalization.
(a)    The names of the Asset Sellers, Share Sellers and Target Companies are set forth on Schedule 3.1.2(a). Each of Weatherford and each Asset Seller, Share Seller and Target Company is a corporation or other legal entity duly organized, validly existing and in good standing (in such jurisdictions where such concept is applicable) under the laws of the jurisdiction of its incorporation or organization, as set forth on Schedule 3.1.2(a), with full corporate or other entity power and authority to carry on its business (including its portion of the Business) and to own or lease and to operate its properties as and in the places where such business is conducted and such properties are owned, leased or operated.
(b)    Each of Weatherford, each Asset Seller, each Share Seller and each Target Company is duly qualified or licensed to do business and is in good standing (in such jurisdictions where such concept is applicable) in each of the jurisdictions in which the operation of its portion of the Business or the character of the properties owned, leased or operated by it in connection with the Business makes such qualification or licensing necessary, including in the jurisdictions set forth on Schedule 3.1.2(b), except where the failure to be so qualified or licensed has not resulted in any violation of Law in any material respect. Weatherford has furnished to Acquiror true and complete copies of the charters, by-laws and other organizational documents of each of the Target Companies, each as amended on or prior to the date hereof and presently in effect.
(c)    Set forth on Schedule 3.1.2(c) is the jurisdiction of incorporation or legal organization and the number of authorized, issued and outstanding shares of Capital Stock of each Target Company, and there are no other authorized, issued or outstanding shares of Capital Stock of the Target Companies. All of the issued and outstanding Shares are owned of record (free and clear of any Liens, except as set forth on Schedule 3.1.2(c)) by the Weatherford Subsidiary identified on Schedule 3.1.2(c). All of such issued and outstanding Shares have been validly issued, are fully paid and nonassessable and have not been issued in violation of any preemptive or similar rights. There are no outstanding options, warrants, calls, rights or any other agreements relating to the sale, issuance or voting of any shares of the Capital Stock of any Target Company, or any securities or other instruments convertible into, exchangeable for or evidencing the right to purchase any shares of Capital Stock of any Target Company in any manner. Except as set forth on Schedule 3.1.2(c), no Target Company has any Subsidiary or owns (or has any obligation to own or acquire) any securities or Capital Stock of any other Person. At the Closing, valid title to the Shares will be transferred to the applicable Buyer and, except as set forth on Schedule 3.1.2(c), will be free and clear of all Liens. There are no outstanding obligations of any Target Company to provide funds or make any investment (in either case, in the form of a loan, capital contribution, purchase of Capital Stock (whether from the issuer or another Person) or otherwise) in, any other Person.
(d)    There are no contracts obligating the Target Companies to make any dividend or distribution of any kind with respect to any of the Shares.
3.1.3.    No Conflicts etc. The execution, delivery and performance (x) by Weatherford of this Agreement and each Ancillary Agreement to which it will be a party, (y) by each Asset Seller of each Foreign Acquisition Agreement and Ancillary Agreement, as applicable, to which it will be a party, and (z) by each Share Seller of the share transfer document and each Ancillary Agreement to which it will be a party, and the consummation of the transactions contemplated thereby, do not and will not conflict with or result in a violation of or a default under (with or without the giving of notice or the lapse of time or both) (a) any applicable Law except for violations that would not prohibit or materially impair the ability of Weatherford, any Asset Seller or any Share Seller to perform its obligations under this Agreement, any Foreign Acquisition Agreement, any share transfer document, as applicable, or Ancillary Agreement, (b) the charter documents, by-laws or other organizational documents of Weatherford, any Asset Seller, any Share Seller or any Target Company or (c) except as set forth on Schedule 3.1.3(a), any Contract, or any other contract or agreement set forth on or required to be set forth on Schedule 3.1.12(a) or is material to the ability of Weatherford, any Asset Seller or any Share Seller to perform its obligations under this Agreement, any Foreign Acquisition Agreements or any share transfer document, as applicable, or Ancillary Agreement. Except in connection, or compliance with, the HSR Act, the Competition Act and as otherwise specified on Schedule 3.1.3(b), no Governmental Approval or consent, approval, authorization or permit from any other Person is necessary or required to be obtained or made by Weatherford, any Asset Seller, any Share Seller or any Target Company in connection with the execution and delivery of this Agreement, the Foreign Acquisition Agreements or any share transfer document, as applicable, and the Ancillary Agreements or the consummation of the transactions contemplated thereby.
3.1.4.    Financial Statements.
(a)    Schedule 3.1.4(a) includes: true and complete copies of (i) the unaudited combined balance sheet of the Business as of December 31, 2013, and the related combined statement of income for the year then ended (the “Annual Financial Statements”) and (ii) the unaudited combined balance sheet of the Business as of September 30, 2014, and the related combined statement of income for the nine months then ended (the “Interim Financial Statements” and collectively with the Annual Financial Statements the “Financial Statements”). The September 30, 2014 balance sheet of the Business is referred to herein as the “Reference Balance Sheet.”
(b)    The Financial Statements have been prepared from the books and records of the Business on a consistent basis as of and through the periods involved in a manner consistent with Weatherford’s policies, procedures, practices and methodologies set forth on Schedule 3.1.4(b) and such books and records are maintained on a basis consistent with the past practice of the Business. The Financial Statements present fairly, in all material respects, the combined financial condition of the Business and the combined results of its operations of the Business as of and for the periods indicated. The Financial Statements do not include (i) statements of cash flows, statements of equity or financial statement footnotes and (ii) allocations of all overhead expenses, including costs of executive compensation, information technology, legal, finance and accounting, human resources, risk management, tax and treasury functions, (iii) income tax expense and related deferred tax balances and (iv) foreign currency remeasurement expense and allocations of foreign hedging gains and losses.
3.1.5.    Absence of Undisclosed Liabilities. The Business has no Liabilities of any nature (whether absolute, accrued, contingent or otherwise and whether due or to become due) that would be required to be reflected on a combined balance sheet of the Business or in the notes thereto in accordance with GAAP, except (a) as set forth on Schedule 3.1.5, (b) as and to the extent disclosed or reserved against in the Reference Balance Sheet, (c) for Liabilities that were incurred after September 30, 2014 in the Ordinary Course of Business, and (d) Liabilities that are immaterial, individually and in the aggregate (none of which Liabilities in clauses (a) – (d) result from, arise out of, relate to, are in the nature of or were caused by any breach of contract, breach of warranty, tort, infringement or violation of applicable Law).

3.1.6.    Taxes. Except as disclosed in Schedule 3.1.6:
(a)    All income and other material Returns required to be filed by any Asset Seller with respect to any Retained Tax, and all income and other material Tax Returns required to be filed by any Target Company for a Pre-Closing Tax Period, have been filed and all such Returns are true, correct and complete in all material respects. All Retained Taxes shown as due on any such Return have been paid. No Target Company has any material liability for any unpaid Taxes (whether or not relating to such Returns) that were previously due and payable under applicable Laws.
(b)    No Target Company has granted any extension or waiver of the statute of limitations period applicable to any Return, which period (after giving effect to such extension or waiver) has not yet expired.
(c)    No Target Company (x) is a party to any Tax allocation or Tax sharing agreement or (y) has any Liability for the Taxes of any other Person as a transferee or successor, pursuant to any contractual obligation, or jointly and/or severally or otherwise (including pursuant to Treasury Regulation Section 1.1502-6 or analogous provision of state, local or foreign Law) (in each case, excluding any Liability for Taxes, but only to the extent such Taxes are Retained Taxes, (i) of another Target Company, (ii) of any member of an affiliated group the common parent of which is Weatherford or one of its Affiliates, or (iii) pursuant to a contract entered into in the ordinary course of business that is not principally related to Taxes and customarily includes Tax allocation or sharing provisions).
(d)    There is no action, suit, proceeding, audit or investigation pending or, to the knowledge of Weatherford, threatened against or with respect to the Business, any Asset or any Target Company in respect of any Tax. No claim has been made by any Taxing Authority in any jurisdiction in which any Asset Seller does not file a Return or pay Taxes claiming that such Asset Seller is or may be subject to taxation by that jurisdiction as a result of operating the Business or owning an Asset. No claim has been made by any Taxing Authority in any jurisdiction in which a Target Company does not file a Return or pay Taxes that it may be subject to taxation by that jurisdiction. Each of the Target Companies does not have a permanent establishment in any country other than its country of incorporation.
(e)    Each Asset Seller with respect to the Business and Assets, and each Target Company has withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any past and present employee, independent contractor, creditor, or other party.
(f)    There are no Liens for Taxes upon any asset of any Target Company or any Asset, except for Permitted Liens.
(g)    None of the Target Companies has participated in a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b).

(h)    None of the Target Companies has distributed stock or securities of another Person, nor has had its stock or securities distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.
(i)    None of the Target Companies will be required to include any item of income in, or exclude any Tax credit or item of deduction from, the calculation of its taxable income or Tax liabilities for any taxable period (or any portion thereof) ending after the Closing Date as a result of (i) any change in method of accounting for a Pre-Closing Tax Period (or as a result of transactions contemplated by this Agreement); (ii) a closing agreement as described in Section 7121 of the Code (or any corresponding provision of state, local, or non-U.S. Tax Law); (iii) an installment sale or other open transaction doctrine made on or prior to the Closing Date; or (iv) a prepaid amount received on or prior to the Closing Date.
(j)    None of the Assets to be sold by non-U.S. Asset Sellers pursuant to Section 1.1 are United States real property interests (within the meaning of Section 897(c) of the Code).
(k)    From the date of its organization to the present, Clearwater International, L.L.C. has been classified for U.S. federal income tax purposes as a disregarded entity of Weatherford U.S., L.P., and no election has been made to treat Clearwater International, L.L.C. as a corporation for U.S. federal income tax purposes. From date of its organization to the present, Integrity Delaware, LLC has been classified for U.S. federal income tax purposes as a disregarded entity of Integrity Delaware Holdco, Inc., a Delaware corporation, and no election has been made to treat Integrity Delaware, LLC as a corporation for U.S. federal income tax purposes.
(l)    The Target Companies have not engaged in transactions that are required to be reported on an international boycott report pursuant to Section 999 of the Code.

(m)    Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will result in the payment of any amount that could, either individually or combined with any other payment, constitute an “excess parachute payment” under Section 280G(b)(1) of the Code or the Treasury Regulations under Section 280G of the Code.

The representations and warranties in Section 3.1.6 and Section 3.1.7(p) represent the sole and exclusive representations and warranties regarding any Tax Matters relating to Weatherford, any Seller, the Assets, the Business, or the Target Companies.

3.1.7.    Absence of Changes. Except as set forth on Schedule 3.1.7, since September 30, 2014, Weatherford, the Asset Sellers, the Share Sellers and the Target Companies have conducted the Business only in the Ordinary Course of Business and have not, on behalf of, in connection with or relating to the Business or the Assets:

(a)    suffered any Material Adverse Effect;
(b)    sold, transferred, leased to others or otherwise disposed of any material assets, except in the Ordinary Course of Business; canceled or compromised any material Debt or claim; or waived or released any right of substantial value;
(c)    received any notice of termination of any Contract or suffered any damage, destruction or loss (whether or not covered by insurance) which results in damages or have a replacement cost of more than $500,000 for any single loss or $ 1,000,000 for all such losses;
(d)    made any change in the rate of compensation, commission, bonus or other direct or indirect remuneration payable, potentially payable or paid or agreed or promised to pay, conditionally or otherwise, any bonus, incentive (including equity awards), retention or other compensation, retirement, welfare, fringe or severance or change of control benefit or vacation pay, to or in respect of (i) any senior manager of the Business or (ii) except in the Ordinary Course of Business, any other employee or agent, of the Business;
(e)    encountered any labor union organizing activity, had any actual or threatened employee strikes, work stoppages, slowdowns or lockouts, or had any material change in its relations with its employees, agents, customers or suppliers;
(f)    except in accordance with the annual budget of the Business, made any capital expenditures or capital additions or improvements individually in excess of $750,000 or $2,000,000 in the aggregate;
(g)    undertaken any merger or consolidation of any Target Company with any other Person or any acquisition or disposition of any Capital Stock or business of any other Person or any agreement with respect thereto;
(h)    issued or caused the issuance, undertaken any repurchase or redemption, undertaken or caused any transfer or sale, or undertaken a split, combination or reclassification of, any of the Shares;
(i)    declared or set aside or made any payment of any non-cash dividend on, or any other non-cash distributions with respect to, the Shares;
(j)    borrowed any funds, agreed to borrow funds, or made any guaranty or agreement to maintain the financial position of any Person, other than pursuant to credit facilities outstanding as of the date hereof;
(k)    conducted the collection of accounts receivable of the Business and each Target Company and the payment of the accounts payable of the Business and each Target Company other than in the Ordinary Course of Business;
(l)    received any notice of any actual, pending or threatened material and adverse change in the relationship of the Business or any Target Company with any of its top ten customers, suppliers, distributors or sales representatives;

(m)    made any payment to any director, officer, member, partner, employee of, contractor to or holder of any Capital Stock in, the Target Companies or any of their Affiliates (whether as a loan otherwise) except regular compensation and usual benefits payments in the Ordinary Course of Business of the Target Companies consistent with past practice.
(n)    entered into any contract with or relating to any director, officer, member, partner, employee of, contractor to or holder of Capital Stock in any Target Company or any of their Affiliates;
(o)    undertaken any change in accounting practices followed by it with respect to the Business, settled or compromised any material Tax Liability of any Target Company (other than those of a consolidated, combined or unitary group that includes a Target Company), changed in any material respect any Tax election with respect to the Business or Tax method of accounting with respect to the Business, or made a new Tax election with respect to the Business that is inconsistent with past practices;
(p)    granted any license or sublicense of any rights under or with respect to any Intellectual Property, other than in the Ordinary Course of Business;
(q)    mortgaged, pledged or subjected the Assets or the assets of any Target Company to any Lien (except Permitted Liens), in each case except as would not be material to the Business, other than pursuant to existing credit facilities, which Liens will be released on or prior to Closing; or
(r)    taken any action or omitted to take any action that would result in the occurrence of any of the foregoing.
3.1.8.    Litigation. Except as set forth on Schedule 3.1.8, there is no Proceeding of any nature, civil, criminal, regulatory or otherwise, in law or in equity, pending against or relating to the Business, or to the knowledge of Weatherford, threatened, in connection with the Business or against or relating to the transactions contemplated by this Agreement or the Ancillary Agreements.
3.1.9.    Compliance with Laws: Governmental Approvals and Consents.
(a)    Except as disclosed on Schedule 3.1.9(a), Weatherford and its Affiliates with respect to the Business have complied in all material respects with all Laws and none of such parties has received any written notice alleging any such conflict, violation, breach or default.
(b)    Schedule 3.1.9(b) sets forth all Governmental Approvals and other Consents necessary for, or otherwise material to, the conduct of the Business. All such Governmental Approvals and Consents have been duly obtained and are in full force and effect, and Weatherford and each Asset Seller with respect to the Business and each Target Company is in compliance in all material respects with each of such Governmental Approvals held by it.
(c)    Except as disclosed on Schedule 3.1.9(c), Weatherford and each Asset Seller has submitted all material Product Regulatory Filings applicable in connection with the manufacture, distribution, and use of its chemical products with respect to the Business to the extent required by applicable Laws in those jurisdictions in which Weatherford and its Affiliates manufactures, distributes and uses such products.
3.1.10.    Operation of the Business. Except as set forth on Schedule 3.1.10, (a) Weatherford has conducted the Business only directly and through the Asset Sellers and the Target Companies, and not through any other divisions or any direct or indirect subsidiary or Affiliate of Weatherford, and (b) no part of the Business is operated by Weatherford through any entity other than the Asset Sellers and the Target Companies.
3.1.11.    Title; Sufficiency. Except as disclosed on Schedule 3.1.11, the Asset Sellers have good and valid title to all the Assets, in each case free and clear of any and all Liens other than Permitted Liens; provided, however, any defect in title solely related to infringement of any Assets constituting Intellectual Property that is within the scope of Weatherford’s representation in Section 3.1.18(b) shall be governed solely by the representations and warranties contained in Section 3.1.18(b) and not this Section 3.1.11, and otherwise this sentence of Section 3.1.11 shall apply to any other title defect affecting any Assets constituting Intellectual Property. Except as set forth on Schedule 3.1.11: (a) the tangible Assets, taken as a whole, are in all material respects in sufficient repair and in good operating condition for the purposes for which they are intended to be used, ordinary wear and tear excepted and subject to normal and customary maintenance requirements, (b) the Assets, as a whole, together with the assets of the Target Companies and the services to be provided under the Transition Services Agreement, comprise all the material assets and services required for the continued conduct of the Business by the Buyers as currently being conducted.
3.1.12.    Contracts.
(a)    Schedule 3.1.12(a) sets forth a complete and correct list of all existing agreements, contracts, commitments and other instruments and arrangements (whether written or oral) of the types described below (x) by which any of the Assets are bound or affected or the Target Companies are party to, or (y) to which Weatherford or any of its Affiliates is a party, or by which such entity is bound, with respect to the Business (collectively the “Contracts”):
(i)    all contracts that require the purchase of materials, supplies, goods, services or equipment or other assets that provide for aggregate payment of $250,000 or more;
(ii)    all license, sale, distribution, marketing, agent, franchise or similar agreements relating to or providing for the marketing or sale of the products or services for aggregate payment of $250,000 or more;
(iii)    other than contracts disclosed pursuant to the other subsections of Section 3.1.12, all contracts providing for payments by or to Weatherford or its Affiliates in respect of the Business in excess of $250,000 in any fiscal year or $750,000 in the aggregate during the term thereof;
(iv)    all contracts relating to, or evidences of or guarantees of or providing security in respect of, Debt (whether incurred, assumed, guaranteed or secured by any asset), all contracts creating a capital lease obligation, all contracts for the sale of accounts receivable, all contracts constituting a guarantee of debt of any third Person, all contracts under which any Target Company indemnifies any other Person (other than indemnification provided in connection with commercial agreements entered into in the Ordinary Course of Business or standard indemnity provisions in real property leases agreements set forth in clause (vii) below) or maintains the financial position of any other Person and all contracts under which any Target Company acts as a surety or pursuant to which any Target Company has made advances or loans to any other Person (other than employee advances for business expenses in the Ordinary Course of Business and in accordance with policies of Weatherford or its Affiliates);
(v)    all partnership, joint venture, strategic alliance, or other similar material contracts, arrangements or agreements (including any profit sharing agreements not constituting an Employee Plan);
(vi)    all contracts restricting or otherwise affecting the ability of any Asset Seller or a Target Company to compete in the Business, any other line of business or otherwise in any jurisdiction or restricting the ability of any Asset Seller or a Target Company to employ any Person;
(vii)    all Leases and Other Leases of real property;
(viii)    all leases or agreements (other than drilling mud rental agreements) under which Weatherford or any Asset Seller or a Target Company is lessor of or permits any third party to hold or operate any material personal property, owned or controlled by Weatherford or any Asset Seller or a Target Company with aggregate annual receipts of at least $500,000, that cannot be terminated on not more than 60 days’ notice without payment of any penalty by Weatherford or any Asset Seller or any Target Company;
(ix)    all collective bargaining agreements and any other agreement with a labor union or other employee representative;
(x)    all contracts, licenses or other agreements to which Weatherford or any Asset Seller or a Target Company is a party or receives or provides rights thereunder relating to the use of any material Intellectual Property, except for any licenses to “off-the-shelf” commercially available software used pursuant to shrink-wrap or click-through license agreements;
(xi)    all contracts with any Governmental Authorities;
(xii)    all contracts that grant any Person the exclusive right to sell products or provide services within any geographical region, other than a contract that (A) is terminable by each party thereto giving notice of termination to the other party thereto not more than 30 days in advance of the proposed termination date and (B) even if so terminable, contains no post-termination obligations, termination penalties, buy-back obligations or similar obligations;
(xiii)    all contracts pursuant to which Weatherford or any of its Affiliates is required to purchase or sell a material portion of its requirements or output from or to another Person;

(xiv)    all contracts with sole source suppliers that provide for aggregate payment by Weatherford or any of its Affiliates of $250,000 or more, in the aggregate;
(xv)    all contracts relating to the acquisition by any Target Company of any operating business or Capital Stock of another Person;
(xvi)    all contracts creating a Lien on any of the Assets or assets of the Target Companies that will not be discharged at or prior to the Closing;
(xvii)    any contract granting any Person a right of first refusal, first offer or other right to purchase any Assets or assets of the Target Companies, individually or in the aggregate, in any material amount; and
(xviii)    all other existing contracts to which Weatherford or any Asset Seller or any Target Company is a party, not otherwise covered by clauses (i) through (xvii), the loss of which would be reasonably likely to result in a Material Adverse Effect.
(b)    From time to time prior to the Closing Date, Weatherford may amend Schedule 3.1.12(a) to include any Contract entered into by Weatherford or any Asset Seller or a Target Company after the date hereof in the Ordinary Course of Business and not in violation of this Agreement, including Section 4.2(b).
(c)    Weatherford has delivered or made available to Acquiror complete and correct copies of all written Contracts, together with all amendments thereto, and accurate descriptions of all material terms of all oral Contracts, set forth or required to be set forth on Schedule 3.1.12(a).
(d)    All Contracts are in full force and effect and enforceable against Weatherford and each Asset Seller and each Target Company that is party thereto, and to the knowledge of Weatherford against each other party to such Contract, except as such enforceability may be limited by bankruptcy, insolvency, reorganization and similar laws affecting creditors generally and by the availability of equitable remedies. There does not exist under any Contract, Scheduled Contract, Unscheduled Contract or any other contract of a Target Company any event of default or event or condition that, after notice or lapse of time or both, would constitute a material violation, breach or event of default thereunder on the part of Weatherford or any Asset Seller or a Target Company or, to the knowledge of Weatherford, or any other party thereto except as set forth on Schedule 3.1.12(d). To the knowledge of Weatherford, no party has asserted in writing or has (except by operation of law) any right to offset, discount or otherwise abate any amount owing under any Contract except as expressly set forth in such Contract, and there are no Material Waivers regarding any Contract that have not been disclosed in writing to Acquiror.
(e)    Except as set forth on Schedule 3.1.12(e), no consent of any third party is required under any Assigned Contract as a result of or in connection with this Agreement, any Foreign Acquisition Agreement or any Ancillary Agreement or the consummation of the transactions contemplated thereby.

(f)    None of Weatherford or any Asset Seller relating to the Business or a Target Company has outstanding any power of attorney, except for powers of attorney for customs brokers and freight forwarders entered into in the Ordinary Course of Business.
3.1.13.    Territorial Restrictions. Except as set forth on Schedule 3.1.13, neither Weatherford nor any Asset Seller or a Target Company is restricted by any written agreement or understanding with any other Person from carrying on the Business anywhere in the world, and to the knowledge of Weatherford, no contract or agreement to be transferred to or assumed by any Buyer pursuant hereto will result in Acquiror or any of its Affiliates becoming, restricted in carrying on any business anywhere in the world.
3.1.14.    Customers. Schedule 3.1.14 sets forth an accurate and complete list of the top ten customers of the Business, on the basis of revenues generated during the twelve months ended December 31, 2013. Except as set forth on Schedule 3.1.14, since December 31, 2013, neither Weatherford nor any Asset Seller or a Target Company has received any written notice that any such customer of the Business has ceased, or will cease, to use the products, goods or services of the Business.
3.1.15.    Suppliers; Raw Materials. Schedule 3.1.15 sets forth an accurate and complete list of each of the top ten suppliers of the Business, on the basis of expenditures made, as applicable, during the 2014 fiscal year to date as of October 15, 2014. Except as set forth on Schedule 3.1.15, since October 15, 2014, neither Weatherford nor any Asset Seller or a Target Company has received any written notice that any such supplier of the Business will not continue to sell to the Business raw materials, supplies, merchandise and other goods at any time.
3.1.16.    Compliance.
(a)    Weatherford and its Affiliates (other than the Target Companies) and the Target Companies and any of their respective officers, directors, employees, agents, distributors, sales representatives and consultants, and each other Person acting for, or on behalf of Weatherford or any of the Asset Sellers with respect to the Business or a Target Company, have complied in all material respects with the U.S. Foreign Corrupt Practices Act (the “FCPA”) and all other applicable Laws regarding illegal payments and gratuities in connection with actions taken for or on behalf of the Business (collectively with the FCPA, the “Improper Payment Laws”), and to the knowledge of Weatherford, has not, directly or indirectly, used funds or other assets, or made any promise or undertaking in such regard, for any illegal payments to or for the benefit of Weatherford or any of the Asset Sellers with respect to the Business or a Target Company or establishment or maintenance of a secret or unrecorded fund. To the knowledge of Weatherford, there have been no false or fictitious entries made in the books or records of Weatherford or any of the Asset Sellers with respect to the Business or a Target Company relating to any such illegal payment or secret or unrecorded fund.
(b)    Except as set forth on Schedule 3.1.16(b), none of Weatherford and its Affiliates (other than the Target Companies) with respect to the Business and the Target Companies nor any of their respective subsidiaries, nor any of their respective officers, directors, employees, agents, distributors, sales representatives and consultants, and each other Person acting for, or on behalf of Weatherford or any of the Asset Sellers in connection with the Business or a Target Company, directly or indirectly, has been subject to any investigation by any Governmental Authority with regard to any actual or alleged Prohibited Payment, or with respect to any actual or alleged violation of the Foreign Corrupt Practices Act of 1977, as amended, or any applicable Law of similar effect, there are no Proceedings by any Governmental Authority pending or, to the knowledge of Weatherford, threatened against Weatherford or any Asset Seller or a Target Company with respect to the foregoing.
3.1.17.    Export Controls and Sanctions
(a)    Weatherford and its Affiliates (other than the Target Companies) with respect to the Business and the Target Companies and any of their respective officers, directors, employees, agents, distributors, sales representatives and consultants, and each other Person acting for, or on behalf of Weatherford or any of the Asset Sellers or a Target Company are not Prohibited Persons.
(b)    Weatherford and its Affiliates (other than the Target Companies) with respect to the Business and the Target Companies and any of their respective officers, directors, employees, agents, distributors, sales representatives and consultants, and each other Person acting for, or on behalf of Weatherford or any of the Asset Sellers in respect of the Business or a Target Company are not a party to any contract or bid with, are now conducting or have conducted any business dealing directly or indirectly within the past five (5) years with, involving, or for the benefit of, any Persons who were Prohibited Persons at the time of the business dealing.
(c)    Weatherford and its Affiliates (other than the Target Companies) with respect to the Business and the Target Companies and any of their respective officers, directors, employees, agents, distributors, sales representatives and consultants, and each other Person acting for, or on behalf of Weatherford or any of the Asset Sellers in respect of the Business or any Target Company are not engaging or in the past five (5) years have not engaged in any activities that resulted in the imposition of sanctions under the Laws of the United States, Canada or a European Union Member.
(d)    There is no pending or, to Weatherford’s knowledge, threatened in writing Proceeding against, and no pending or threatened in writing Governmental Investigation of, Weatherford and the Asset Sellers in respect of the Business or a Target Company, nor is there any injunction, order, judgment, ruling or decree imposed (or threatened in writing to be imposed) upon Weatherford and the Asset Sellers with respect to the Business and the Target Companies by or before any Governmental Authority, and there is no pending voluntary disclosure to any Government Authority, in each case, in connection with an alleged or possible violation of any applicable Export Control Requirements.

(e)    Weatherford and the Asset Sellers with respect to the Business and the Target Companies do not have any outstanding commitment, nor have they had in the last five (5) years, in any transaction directly or indirectly involving North Korea, Cuba, Iran, Syria, and Sudan or countries or entities from countries that have been designated by the United States Department of State as a State Sponsor of Terrorism.
(f)    Weatherford and the Asset Sellers with respect to the Business and the Target Companies are in all material respects in compliance with, and for the past five (5) years have maintained in all material respects compliance with all applicable Export/Import Control Requirements.
3.1.18.    Intellectual Property.
(a)    General. Schedule 3.1.18(a) contains a true, complete and correct list of (i) all material Owned Intellectual Property, (ii) all registrations and applications include in the Intellectual Property Assets (iii) all material Licensed Intellectual Property (other than off the shelf software), and (iv) all other Intellectual Property that is material to the Business. Other than with respect to the services to be provided pursuant to the Transition Services Agreement or as set forth on Schedule 3.1.18(a), the Intellectual Property Assets and the Licensed Intellectual Property comprise all Intellectual Property required for the continued conduct of the Business as now being conducted. Weatherford and the Asset Sellers and the Target Companies own or, to its knowledge, have the enforceable right through a valid contractual right or license to use all the Intellectual Property Assets and Licensed Intellectual Property, free and clear of all Liens and free from any requirement of any royalty payments, license fees, charges or other payments, or conditions or restrictions. All registrations and applications including in the Intellectual Property Assets are subsisting and unexpired, and to the knowledge of Weatherford, without challenge or threat of challenge of any kind and valid and enforceable.
(b)    No Infringement. To the knowledge of Weatherford, except as set forth on Schedule 3.1.18(b), the conduct of the Business does not infringe, misappropriate, or otherwise conflict with any rights of any Person in respect of any Intellectual Property. To the knowledge of Weatherford, none of the Intellectual Property Assets is being infringed, misappropriated, or otherwise used or available for use, by any other Person. Weatherford, Asset Sellers, and Target Companies have not received written notice in the past five (5) years prior to the date hereof asserting that the operations of the Business infringe upon, misappropriate, or unlawfully use any rights of any Person in respect of any Intellectual Property. Except as set forth on Schedule 3.1.18(b), as of the date hereof no Proceedings are pending, or to the knowledge of Weatherford, threatened against any of the Target Companies that challenge the validity, enforceability or ownership of any Intellectual Property Assets and Licensed Intellectual Property.

(c)    Licensing Arrangements. Schedule 3.1.18(c) sets forth a true, complete and correct list of all agreements pursuant to which any Licensed Intellectual Property is licensed to Weatherford or any Asset Seller or a Target Company. Except as set forth in Schedule 3.1.18(c), neither Weatherford nor any Asset Seller or a Target Company has licensed any Intellectual Property Assets to any Person. All of the agreements and arrangements set forth on Schedule 3.1.18(c) (x) are in full force and effect in accordance with their terms and no default exists thereunder by Weatherford or any Asset Seller or a Target Company, or to the knowledge of Weatherford, by any other party thereto and (y) do not contain any change in control or other terms or conditions that will become applicable or inapplicable as a result of the consummation of the transactions contemplated by this Agreement. Weatherford has delivered or made available to Acquiror true and complete copies of all licenses and arrangements (including amendments) set forth on Schedule 3.1.18(c).
(d)    Confidentiality Obligations. To the knowledge of Weatherford, Weatherford and its Affiliates has taken reasonable precautions to protect the secrecy and confidentially of the confidential information related to the Business.
(e)    Ownership Interest in Intellectual Property. To the knowledge of Weatherford, no current or former employee, consultant or contractor or any other Person has any valid right, claim or interest to any of the Intellectual Property Assets.
3.1.19.    Insurance. Schedule 3.1.19 contains a complete and correct list of all insurance policies maintained by Weatherford or any Asset Seller or a Target Company for the benefit of or in connection with the Assets or the Business (excluding any policies related to employee health, welfare or benefits, but including workers compensation or foreign equivalents), and, for each such policy, identifies the named insured and describes all applicable deductibles, self-insured retentions and limits of coverage. Such policies are in full force and effect, and all premiums due thereon have been paid. Weatherford and the Asset Sellers and the Target Companies have complied in all material respects with the terms and provisions of such policies. Schedule 3.1.19 sets out all claims made by Weatherford or the Sellers or a Target Company under any policy of insurance (excluding any policies related to employee health, welfare or benefits) during the past two years with respect to the Assets or the Business.
3.1.20.    Real Property.
(a)    Owned Real Property. Schedule 3.1.20(a) contains a complete and correct list of all Owned Real Property setting forth the address of each parcel of Owned Real Property. Weatherford, an Asset Seller, or a Target Company, as applicable, has good, valid and indefeasible fee simple title to the Owned Real Property, free and clear of all Liens other than Permitted Liens and liens for real estate taxes not yet due and payable. There are no outstanding options or rights of first refusal offer or to purchase the Owned Real Property, or any portion thereof or interest therein.
(b)    Leases. Schedule 3.1.20(b) contains a complete and correct list of (i) all Leases setting forth the address, landlord and tenant for each Lease and (ii) all Other Leases,

setting forth the address, landlord and tenant for each Other Lease. Weatherford has delivered or made available to Acquiror correct and complete copies of the Leases and the Other Leases. Each Lease and Other Lease is in full force and effect against Weatherford or the Asset Seller or Target Company which is a party thereto and, to the knowledge of Weatherford, against each other party thereto. Neither Weatherford nor any Asset Seller or a Target Company, nor to the knowledge of Weatherford, any other party to any Lease or Other Lease, is in default, violation or breach in any respect under any Lease or Other Lease, and no event has occurred and is continuing that constitutes or, with notice or the passage of time or both, would constitute a default, violation or breach in any respect under any Lease or Other Lease. Weatherford or Asset Seller or a Target Company has a valid and indefeasible leasehold estate under each Lease free and clear of all Liens other than Permitted Liens. Neither Weatherford nor any Affiliate is currently participating in any discussions or negotiations regarding termination of any Lease or Other Lease prior to the scheduled expiration of such lease by reason of a breach or alleged breach by the tenant thereunder.
(c)    Fee and Leasehold Interests, etc. The Real Property and occupancy rights under the Ancillary Agreements constitute all the fee, leasehold, and other interests in real property, necessary for the conduct of the Business as currently conducted. Except as set forth on Schedule 3.1.20(c), there are no pending or, to Weatherford’s knowledge, threatened claims that any of the easements and rights-of-way included as part of the Owned Real Property are not valid, or that use thereof is, or the transfer thereof would be, in violation of the terms of such easement or right-of-way. Weatherford and its Affiliates shall convey all of its right, title and interest in and to the easements and rights-of-way included as part of the Owned Real Property free and clear of all Liens other than Permitted Liens.
(d)    No Proceedings. There are no eminent domain or other similar proceedings pending or, to the knowledge of Weatherford, threatened affecting any portion of the Real Property. There is no material writ, injunction, decree, order or judgment outstanding, nor any Proceeding pending or, to the knowledge of Weatherford, threatened, relating to the ownership, lease, use, occupancy or operation by any Person of any Real Property. Except as set forth on Schedule 3.1.20(d), Weatherford has not received written notice from any Governmental Authority that a portion of the Real Property, or any material building or improvement located thereon, currently violates any Laws or zoning requirement in any material respect.
3.1.21.    Environmental Matters.
(a)    Permits. All material Environmental Permits are identified on Schedule 3.1.21(a), and Weatherford and the Asset Sellers and the Target Companies currently hold, and at all times have held, and have been in material compliance with, all such Environmental Permits.
(b)    No Violations. Except as set forth on Schedule 3.1.21(b), to the knowledge of Weatherford, each of Weatherford, the Asset Sellers and the Target Companies is in compliance with Environmental Laws in all material respects. No notice has been provided to Weatherford or any Asset Seller with respect to the Business or a Target Company regarding any existing, pending or threatened investigation or inquiry related to actual or alleged violations or noncompliance under any Environmental Laws or regarding any claims for Remedial Actions or contribution for removal costs or damages under any Environmental Laws.
(c)    No Actions. Except as set forth on Schedule 3.1.21(c), to the knowledge of Weatherford none of Weatherford or any Asset Seller or a Target Company or any of their respective Affiliates nor any other Person, has caused or taken any action that has resulted or may be reasonably expected to result in, or has been or is subject to, any material Liability to the Business, any Asset Seller or a Target Company relating to (i) the environmental conditions on, under, or about any Real Property, or (ii) the past or present use, management, handling, transport, treatment, generation, storage, arrangement for disposal, disposal, or Release of, or Remedial Action of any Hazardous Substances.
(d)    Other. Except as set forth on Schedule 3.1.21(d):
(i)    None of the current or past operations of the Business, and none of the Real Property or Assets used in the Business, is subject to any notice of violation, proceeding, notice or demand letter, investigation, evaluation litigation, action or suit pursuant to applicable Environmental Laws by any Governmental Authority or Person, and to the knowledge of Weatherford, no such action is threatened.
(ii)    Neither Weatherford nor any Asset Seller with respect to the Business or a Target Company is subject to any outstanding order, notice, judgment, injunction, decree or writ from, or contractual or other obligation to or with, any Governmental Authority or other Person in respect of which Weatherford or any Asset Seller with respect to the Business or a Target Company, any of their Affiliates, may be required to incur, any Liabilities under Environmental Laws and costs arising from the Release or threatened Release of a Hazardous Substance.
(e)    Environmental Information. Weatherford has disclosed in writing and provided copies to Acquiror all information, including all studies, analyses and test results, in the possession, custody or control of Weatherford and its Affiliates relating to (i) the environmental conditions on, under or about the Real Property or (ii) Hazardous Substances used, managed, handled, transported, treated, generated, stored or Released by any Asset Seller or Target Company at any time on any Real Property.
(f)    Sole Environmental Representation. This Section 3.1.21 is the sole and exclusive representation regarding Environmental Laws or environmental matters affecting the Business.
3.1.22.    Employees, Labor Matters, etc. Except as set forth on Schedule 3.1.22, neither any Employee, Weatherford nor any Asset Seller with respect to the Business nor any Target Company is a party or subject to, or bound by any collective bargaining agreement or other agreement with any labor union, trade union, works council or representative of employees and to the knowledge of Weatherford there are no labor unions, trade unions, work councils or other organizations or labor representatives representing, purporting to represent or attempting to represent any employees employed in the operation of the Business. Except as set forth on Schedule 3.1.22, since January 1, 2013 there has not occurred or, to the knowledge of Weatherford, been threatened any material strike, slowdown, picketing, work stoppage, concerted refusal to work overtime or other similar labor activity with respect to any Employee or other individual engaged or who has been employed or engaged in the operation of the Business. Except as set forth on Schedule 3.1.22, there are no labor disputes currently subject to any grievance procedure, arbitration or litigation and there is no application for certification filed with a Governmental Authority or, to the knowledge of Weatherford, threatened with respect to any Employee or other individual engaged or who has been employed or engaged in the operation of the Business. Weatherford and each Asset Seller with respect to the Business and each Target Company have complied in all material respects with all provisions of applicable Law pertaining to the employment of Employees, including all such laws relating to labor relations, collective bargaining, recordkeeping, immigration, employee leave, equal employment, fair employment practices, entitlements, non-retaliation, prohibited discrimination, or other similar employment practices or acts, except for any failure so to comply that, individually or together with all such other failures, has not and will not result in a material Liability on the part of Acquiror or other Buyer or the Business. Other than as set forth on the Closing Date Balance Sheet, all wages, bonuses and other compensation due and payable to each Employee or other individual engaged or who has been employed or engaged in the operation of the Business will have been paid in full on or prior to Closing or, if not paid on or prior to Closing, shall be paid by Weatherford or its Affiliates within thirty (30) days after Closing.
3.1.23.    Employee Benefit Plans and Related Matters.
(a)    Schedule 3.1.23(a) lists all Plans sponsored, maintained or contributed to or required to be contributed to by Weatherford, any Asset Seller or any of their respective ERISA Affiliates or for which Weatherford, any Asset Seller or any of their respective ERISA Affiliates has any Liability, in each case, applicable to employees of, or who primarily provide services with respect to, the Business or a Target Company (the “Employees”) and their beneficiaries and dependents (each such Plan, and “Employee Plan,” and collectively, the “Employee Plans”) and also lists such Plans that are applicable to each Target Company (the “TC Plans”), other than any Non-U.S. Plans and any “multiemployer plans” within the meaning of Section 4001(a)(3) of ERISA. Each of the Employee Plans, the TC Plans and any corresponding trust intended to qualify under Sections 401(a) and 501(a) of the Code or comparable provision of non-U.S. law do so qualify and the IRS (or other comparable non-U.S. Governmental Authority) has issued a favorable determination letter with respect to such qualification of such Employee Plan and TC Plan, and to the knowledge of Weatherford, nothing has occurred since the date of the last determination letter that could reasonably be expected to cause such Employee Plan or TC Plan to lose such tax qualification. All of the Employee Plans and TC Plans have been administered in material compliance with their terms and any applicable collective bargaining agreement and with the requirements of any applicable Law, including ERISA and the Code. Weatherford has delivered or made available to Acquiror true and complete copies or descriptions of all of the Employee Plans and TC Plans (including any amendments or supplements thereto) and descriptions of all unwritten plans and, where applicable, related trusts, including all amendments.
(b)    At no time during the six (6) years prior to the date of this Agreement, have Weatherford, any Asset Seller, and Target Company or their respective ERISA Affiliates sponsored, maintained, contributed to or participated in an Employee Plan or TC Plan that was or is subject to Section 302 or Title IV of ERISA or Section 412 of the Code or to a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA. No Employee Plan or TC Plan is a “multiple employer plan” within the meaning of Section 4063 or 4064 of ERISA.
(c)    No Employee is or may become entitled to post-employment benefits of any kind by reason of employment in the Business, including death or medical benefits (whether or not insured), other than (a) coverage provided pursuant to the terms of any Employee Plan or TC Plan specifically identified as providing such coverage on Schedules 3.1.23(c)(1) or (d) (and setting forth the employees eligible to participate in such Employee Plan) or mandated by Section 4980B of the Code, (b) retirement benefits payable under any Employee Plan or TC Plan qualified under Section 401(a) of the Code or under comparable provisions of non-U.S. law or (c) other than statutorily required plans outside of the U.S. (a “Non-U.S. Plan”). Except as set forth on Schedule 3.1.23(c)(2), the consummation of the transactions contemplated by this Agreement, the Foreign Acquisition Agreements or the Ancillary Agreements will not result in the payment of any bonus or other incentive or any increase in the amount of compensation or benefits or the acceleration of the vesting or timing of payment of any compensation or benefits payable to or in respect of any Transferred Employee.
(d)    Schedule 3.1.23(d) lists each Employee Plan and TC Plan that is maintained outside of the U.S. or is not subject to applicable Law in the U.S., other than statutorily required under a Non-U.S. Plan. With respect to each Non-U.S. Plan: (i) all employer and employee contributions to each Non-U.S. Plan required by applicable Law or by the terms of such Non-U.S. Plan have been made, or, if applicable, accrued in accordance with applicable accounting practices; (ii) each Non-U.S. Plan required to be registered has been registered and each Non-U.S. Plan has been maintained in good standing with applicable Governmental Authorities and administered and funded in material compliance with applicable Laws and other requirements, and (iii) there have not occurred, nor are there continuing, any breaches of fiduciary duty under any Law or regulation in connection with a Non-U.S. Plan. Each Non-U.S. Plan is now and has been operated in material compliance with applicable Laws and other requirements. There are no currently pending or, to the knowledge of Weatherford, threatened claims by a Governmental Authority with respect to any Non-U.S. Plan. Each Non-U.S. Plan that is intended to qualify for special tax treatment meets all the material requirements for such treatment.
3.1.24.    Brokers or Finders, etc. All negotiations relating to this Agreement, the Foreign Acquisition Agreements, the Ancillary Agreements, and the transactions contemplated hereby and thereby, have been carried on without the participation of any Person acting on behalf of Weatherford or any Asset Sellers or a Target Company, in such manner as to give rise to any claim against Acquiror or any of its Affiliates for any brokerage or finder’s commission, fee or similar compensation.
3.1.25.    Product Liability. Except as would not result in a material Liability, each product manufactured, sold or delivered by Weatherford or its Affiliates in connection with the Business in the past five years or in respect of which the statute of limitations in respect of express and implied warranty claims has not expired, has been in conformity with all product specifications and all express and implied warranties and in compliance with all applicable Laws. Since December 31, 2009, there have not been any (i) product lines which have been recalled by Weatherford or its Affiliates in connection with the Business or (ii) Proceedings (whether completed or pending) seeking the recall, suspension or seizure of any product lines of Weatherford or its Affiliates in connection with the Business.
3.1.26.    Contracts with Affiliates. Except as will be eliminated at or prior to Closing and for immaterial advances made in the Ordinary Course of Business, no director, officer, employee or Affiliate of Weatherford or any Asset Seller with respect to the Business or a Target Company has any Debt in respect of the Business. Except as disclosed in Schedule 3.1.26, neither Weatherford nor any of its Affiliates (i) is a party to any Contract providing for a payment by Weatherford or its Affiliates for goods or services in excess of $500,000 per year or $1,000,000 in the aggregate during the term thereof (excluding intercompany agreements that will terminate at Closing) with any Asset Seller (in respect of the Business) or a Target Company or (ii) has a material interest in any material property used by the Business as conducted as of the date of this Agreement (other than the Assets, the assets of the Target Companies, the Excluded Assets or assets to be utilized in performing services under the Transition Services Agreement).
3.1.27.    Bank Accounts. Schedule 3.1.27 sets forth each bank, savings institution and other financial institution with which the Target Companies have any accounts or safe deposit boxes and the names of all Persons authorized to draw thereon or to have access thereto.
3.1.28.    Integrity Delaware Holdings Matters. Integrity Delaware Holdings, Inc. is a pure holding company, and other than its ownership of all of the Capital Stock of Integrity Delaware, LLC and its corporate records it has no assets or operations.
3.1.29.    Inventories. All Inventories are of a quality and quantity usable and, with respect to finished goods, salable in the Ordinary Course of Business, except with respect to applicable reserves for inventory reflected on the balance sheet of the Interim Financial Statements or any applicable reserves created in the Ordinary Course of Business between the date hereof and the applicable Closing. Except as reflected in such reserves, none of such inventory is obsolete, damaged, defective or of below standard quality.
3.2    Representations and Warranties of Acquiror. On behalf of itself and the Asset Buyers, Acquiror represents and warrants to Weatherford as follows:
3.2.1.    Authorization, etc.
(a)    Acquiror and each other Buyer is a corporation or other legal entity duly organized, validly existing and in good standing (in such jurisdictions where such concept is applicable) under the laws of the jurisdiction of its incorporation or organization. Acquiror has the corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it will be a party, to perform fully its obligations thereunder, and to consummate the transactions contemplated thereby. Each Buyer has the corporate or other entity power and authority, or applicable to execute and deliver each Ancillary Agreement to which it will be a party, to perform fully its obligations thereunder, and to consummate the transactions contemplated thereby.
(b)    The execution and delivery by Acquiror of this Agreement and each Ancillary Agreement to which it will be a party and the consummation of the transactions contemplated thereby have been duly authorized by all requisite corporate action of Acquiror. Acquiror has duly executed and delivered this Agreement and each Ancillary Agreement to which it will be a party, and this Agreement and each Ancillary Agreement to which it will be a party is the legal, valid and binding obligation of Acquiror, enforceable against it in accordance with its respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization and similar laws affecting creditors generally and by the availability of equitable remedies.
(c)    On the Closing Date, the execution and delivery by each Buyer of each Ancillary Agreement to which it will be a party, and the consummation of the transactions contemplated thereby, will have been duly authorized by all requisite corporate or other entity action, or applicable of such Buyer. On the Closing Date, each Buyer will have duly executed and delivered each Ancillary Agreement to which it will be a party, and each such agreement will be the legal, valid and binding obligation of such Buyer, enforceable against such Buyer in accordance with its respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization and similar laws, affecting creditors generally and by the availability of equitable remedies.
3.2.2.    No Conflicts, etc. The execution, delivery and performance by (a) Acquiror of this Agreement and each Ancillary Agreement to which it will be a party and (b) each Buyer of each Ancillary Agreement to which it will be a party, and the consummation of the transactions contemplated thereby, do not and will not conflict with or result in a violation of or under (with or without the giving of notice or the lapse of time, or both) (i) the charter documents, by-laws or other organizational documents of Acquiror or such Buyer, (ii) any applicable Law applicable to Acquiror or such Buyer or any of their Affiliates or (iii) any contract, agreement or other instrument applicable to Acquiror or such Buyer or any of their Affiliates, except, in the case of clauses (ii) and (iii), for violations and defaults that, individually and in the aggregate, have not impaired and will not impair the ability of Acquiror to perform its obligations under this Agreement or any Ancillary Agreement or any Buyer to perform its obligations under any Ancillary Agreement to which it is a party. Except in connection, or compliance with, the HSR Act, the Competition Act and as otherwise specified on Schedule 3.2.2, no Governmental Approval or other Consent is required to be obtained or made by Acquiror in connection with the execution and delivery of this Agreement or any Ancillary Agreement, or the consummation of the transactions contemplated thereby, or by any Buyer in connection with the execution and delivery of any Ancillary Agreement or the consummation of the transactions contemplated thereby.
3.2.3.    Litigation. There is no Proceeding pending, or to Acquiror’s knowledge threatened, by or against or affecting Acquiror or any Buyer in connection with or relating to the transactions contemplated by this Agreement.

3.2.4.    Bankruptcy. There are no bankruptcies, reorganizations or arrangement proceedings pending or, to Acquiror’s knowledge, threatened against Acquiror or any Buyer.
3.2.5.    Financing. Acquiror and Buyers have, or will have at Closing, sufficient immediately available funds to make payment of the Purchase Price and to consummate the transactions contemplated by this Agreement and the Foreign Asset Acquisitions Agreements.
3.2.6.    Brokers, Finders, etc. Except as set forth on Schedule 3.2.6, all negotiations relating to this Agreement, the Foreign Acquisition Agreements, the Ancillary Agreements, and the transactions contemplated hereby and thereby, have been carried on without the participation of any Person acting on behalf of Acquiror or any Buyer in such manner as to give rise to any claim against Weatherford or any of its Affiliates for any brokerage or finder’s commission, fee or similar compensation.
3.3    No Additional Representations.
(a)    Without limiting any of the other terms or provisions of this Agreement, including the representations and warranties set forth in Section 3.1 and the indemnification provisions set forth in ARTICLE IX, Acquiror acknowledges that, as of the date hereof, it and its Representatives have received access to such books and records, facilities, equipment, contracts and other assets of the Business which it and its Representatives, as of the date hereof, have requested to review, and that it and its Representatives have had full opportunity to meet with the management of the Business and to discuss the Business with Weatherford, the Asset Sellers and the Target Companies.
(b)    WITHOUT LIMITING ANY OF THE OTHER TERMS OR PROVISIONS OF THIS AGREEMENT, INCLUDING THE REPRESENTATIONS AND WARRANTIES SET FORTH IN SECTION 3.1 AND THE INDEMNIFICATION PROVISIONS SET FORTH IN ARTICLE IX, ACQUIROR UNDERSTANDS AND AGREES THAT NEITHER WEATHERFORD NOR ANY OF ITS AFFILIATES IS MAKING ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER WITH RESPECT TO THE BUSINESS, INCLUDING ANY OF THE ASSETS, RIGHTS OR PROPERTIES OF THE BUSINESS AND INCLUDING THE ENVIRONMENTAL CONDITION OF ANY PAST OR CURRENT PROPERTY OR FACILITY OF THE BUSINESS OR ANY PROJECTIONS, ESTIMATES OR BUDGETS DELIVERED TO OR MADE AVAILABLE TO ACQUIROR OF FUTURE REVENUES, FUTURE RESULTS OF OPERATIONS (OR ANY COMPONENT THEREOF), FUTURE CASH FLOWS OR FUTURE FINANCIAL CONDITION (OR ANY COMPONENT THEREOF) OF THE BUSINESS OR THE FUTURE OPERATIONS THEREOF, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE III TO THIS AGREEMENT, AND OTHERWISE THE CONDITION OF THE ASSETS, PROPERTIES AND RIGHTS OF THE BUSINESS SHALL BE “AS IS” AND “WHERE IS.”

ARTICLE IV
CERTAIN COVENANTS

4.1    Access and Investigation. From the date of this Agreement until the earlier to occur of the Closing Date or termination of this Agreement, (a) Weatherford shall, and shall cause the Asset Sellers and the Target Companies to allow Acquiror and its Representatives reasonable access, at all reasonable times during normal business hours, upon reasonable notice, to the officers, employees and other personnel, attorneys, accountants and other Representatives, records and files, correspondence, audits and properties, as well as to all information relating to commitments, contracts, titles and financial position and results of operations, or otherwise pertaining to the operations and affairs of the Business; and (b) Weatherford shall provide Acquiror with monthly sales summary statements by the fifteenth (15th) day of each month (beginning the first full month after the execution of this Agreement) relating to the preceding month setting forth the monthly sales by dollars and by country. Notwithstanding the foregoing, neither Weatherford nor any of the Asset Sellers or the Target Companies shall be required to provide any information that (x) it reasonably believes it may not provide to Acquiror by reason of applicable Law, (y) the disclosure of which would reasonably be expected to jeopardize applicable attorney/client privilege or work product protections; provided that Acquiror and Weatherford shall consider in good faith on a case-by-case basis whether such privilege or protection may be preserved by entering into a common interest agreement, joint defense agreement or similar arrangement, or (z) it is required to keep confidential by reason of contract or agreement with third parties, provided that in lieu of providing any such contract or agreement Weatherford provides Acquiror with a reasonably detailed summary of the material terms thereof. All requests for site visits and related discussions or questions regarding procedures shall be coordinated with the Steven McDowell of Weatherford, unless such individual directs otherwise, and in no event shall Acquiror or anyone on Acquiror’s behalf communicate with any past, present or prospective supplier, customer, consultant, employee or agent of the Business, or with any Governmental Authority (other than with respect to approvals under competition laws contemplated hereby), concerning or related to the transactions contemplated hereby, unless Weatherford consents in advance to such communication, which consent shall not be unreasonably withheld, conditioned or delayed, except as required by Law and in connection with any required filings with any Governmental Authority. For the avoidance of doubt, the term “inspection” herein shall not encompass, and neither Acquiror nor its Representatives shall be entitled to conduct (except as may be consented to in writing by Weatherford in its sole discretion), any invasive, surface or subsurface testing or sampling, for the conduct of a “Phase II” on-site investigation or otherwise. IN CONNECTION WITH ANY ENVIRONMENTAL DUE DILIGENCE, ACQUIROR SHALL PROTECT, DEFEND, INDEMNIFY AND HOLD WEATHERFORD AND ITS AFFILIATES HARMLESS FROM AND AGAINST ANY AND ALL LOSSES ARISING OUT OF OR RELATING TO THE DUE DILIGENCE CONDUCTED BY ACQUIROR, ACQUIROR’S AFFILIATES OR ANY PERSON ACTING ON ACQUIROR’S OR ITS AFFILIATES’ BEHALF, IN CONNECTION WITH ANY REAL PROPERTY SITE VISITS, REAL PROPERTY SITE INSPECTIONS AND ANY SAMPLING OF ANY ENVIRONMENTAL MEDIA FROM ANY REAL PROPERTY (IF AND TO THE EXTENT WEATHERFORD CONSENTS TO SUCH ACTIVITIES), EXCEPT TO THE EXTENT OF ANY LOSSES IS CAUSED BY WEATHERFORD OR ITS AFFILIATES. Acquiror shall, and shall cause its Representatives to, in connection with the conduct of the due diligence investigations described in this Section 4.1, comply fully with all rules, regulations, policies and instructions reasonably issued by Weatherford and provided to Acquiror regarding such Person’s actions while upon, entering or leaving any Real Property.
4.2    Conduct of Business.
(a)    Prior to the Closing, except as requested or consented to by Acquiror in writing or as required by this Agreement, Weatherford shall cause the Business to be conducted only in the Ordinary Course of Business in compliance in all material respects with all applicable Laws, and to use commercially reasonable efforts to preserve intact the Business and its relationships with its employees, suppliers, distributors and others having business relationships with it.
(b)    Without limiting the generality of the foregoing, except as specifically contemplated by this Agreement, from the date hereof to the Closing, Weatherford shall and shall cause each Asset Seller with respect to the Business and each Target Company, as applicable, not to do any of the following, without the prior written consent of Acquiror, which consent shall not be unreasonably withheld, conditioned or delayed:
(i)    enter into any contract or series of related contracts related to the Business involving more than $250,000 individually in any fiscal year or $1,000,000 during the term thereof;
(ii)    take any action that would reasonably be expected to result in the termination, or cancellation of any contract or series of related contracts related to the Business involving more than $1,000,000 in the aggregate;
(iii)    cancel, compromise, waive, or release any right or claim or series of related rights and claims related to the Business involving more than $1,000,000 in the aggregate, except any Excluded Liabilities;
(iv)    institute, settle, or agree to settle any legal proceeding related to the Business, except with respect to claims having a value less than $1,000,000 in the aggregate;
(v)    with respect to any registered trademarks, trademark applications, issued patents, patent applications, registered copyrights, copyright applications and other material Intellectual Property Assets, abandon any rights or allow any application or registration to lapse, permit any material license to lapse or go into breach under such license, grant any license or sublicense of any rights under (except in the Ordinary Course of Business), or enter into any settlement regarding any breach or infringement, or modify any existing rights with respect thereto, other than any breach or infringement matters that constitute Excluded Assets or Excluded Liabilities;
(vi)    enter into or adopt any Plan, employment contract, sales commission agreement, consulting agreement, deferred compensation, severance, retention, change of control, retirement or similar agreement, written or oral, or modify the terms of any such existing contract or agreement with respect to any Employees, except as required by applicable Law or entered into or adopted in the Ordinary Course of Business;

(vii)    grant any increase in the compensation or benefits of, or agree to pay a bonus or increase a rate of commission for any Employees or contractors who provide services with respect to the Business (except for increases in compensation and benefits made in the Ordinary Course of Business);
(viii)    except as set forth on Schedule 4.2(b)(viii), grant or pay any bonus, severance, separation, change in control, retention, incentive compensation, termination or similar compensation or benefits to, or increase in any manner the severance, separation, change in control, retention, incentive compensation, termination or similar compensation or benefits of, any Employees or contractors who provide services with respect to the Business;
(ix)    transfer the employment of any Employee;
(x)    enter into any collective bargaining agreement or other contract with a labor union, trade union, work council or representative of any Employees;
(xi)    transfer, issue, sell, dispose of, pledge or encumber any shares of Capital Stock of any Target Company or grant any options, warrants, calls or other rights to purchase or acquire shares of Capital Stock of any Target Company or split, combine, purchase or redeem or reclassify share of Capital Stock of any Target Company;
(xii)    make any (A) change in any accounting practices followed by it with respect to the Business (other than changes required by GAAP or applicable Law), (B) election on IRS Form 8832 (or successor form) to change the entity classification of Clearwater International, L.L.C. for U.S. federal income tax purposes from a disregarded entity to a corporation, (C) election on IRS Form 8832 (or successor form) to change the entity classification of Integrity Delaware, LLC for U.S. federal income tax purposes from a disregarded entity to a corporation, (D) settlement of or compromise of any material Tax liability of any Target Company (other than those of a consolidated, combined or unitary group that includes a Target Company), (E) change in any material respect of any Tax election with respect to the Business or Tax method of accounting with respect to the Business (except to the extent required by applicable Law), or (F) new Tax election with respect to the Business that is inconsistent with past practices;
(xiii)    acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner (including, by purchasing equity interests of), any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets (other than inventory) that are material, individually or in the aggregate, to the Business;
(xiv)    make any material changes in the selling or distribution practices of the Business or, other than in the Ordinary Course of Business, the advertising, promotion, terms of sale or collection, purchase or payment practices of the Business;
(xv)    sell, transfer, lease to others or otherwise dispose of any material assets, except in the Ordinary Course of Business;

(xvi)    incur, create or assume any Lien with respect to any of the Assets or the assets of any Target Company, other than Permitted Liens or pursuant to credit facilities in existence as of the date of hereof;
(xvii)    acquire any real property that would, upon such acquisition, constitute Owned Real Property, or any other material asset, outside of the Ordinary Course of Business;
(xviii)    with respect to any Contract, Lease or Other Lease, (1) amend, restate, supplement, modify, waive or terminate any such instrument other than in the Ordinary Course of Business or (2) enter into any settlement of any demand, dispute, suit, cause of action, claim or proceeding relating thereto, other than in the Ordinary Course of Business;
(xix)    enter into any new lease that would constitute a Lease or Other Lease, other than renewals or extensions entered into the Ordinary Course;
(xx)    permit the Assets to be bound by or any Target Company to commit to make, any capital expenditures exceeding $500,000;
(xxi)    guarantee or otherwise become liable for any obligation for borrowed money, purchase money indebtedness or any obligation of any other Person, whether or not evidenced by a note, bond, debenture, guarantee, indemnity, letter of credit or similar instrument, except for letters of credit, surety bonds or similar arrangements incurred in the Ordinary Course of Business or pursuant to credit facilities existing as of the date hereof;
(xxii)    amend the charter, by-laws, or any other organizational document of any Target Company; or
(xxiii)    enter into any contract or other agreement to do any of the foregoing.
4.3    Notification. Between the date of this Agreement and the Closing, each party shall promptly notify the other parties hereto in writing if such party becomes aware of any fact or condition that causes or constitutes a breach of any of its representations and warranties as of the date of this Agreement, or if such party becomes aware of the occurrence after the date of this Agreement of any fact or condition that would (except as expressly contemplated by this Agreement) cause or constitute a breach of any such representation or warranty of such party had such representation or warranty been made as of the time of occurrence or discovery of such fact or condition; provided, however, that such disclosure shall not be deemed to cure any breach of a representation or warranty. During the same period, each party to this Agreement will promptly notify the other parties hereto of the occurrence of any breach of any covenant or agreement by such party in this Agreement or of the occurrence of any event that is reasonably likely to make the satisfaction of the conditions in ARTICLE V impossible or unlikely; provided, however, that such disclosure shall not be deemed to cure any breach of a covenant or agreement or to satisfy a condition. Each party to this Agreement shall promptly notify the other parties of the threat or commencement of any legal proceeding before the Closing that could in any way affect the ability of such party to consummate the transactions contemplated hereby.

4.4    No Negotiation. From the date of this Agreement through the earlier of the Closing Date or the date on which this Agreement is earlier terminated pursuant to ARTICLE VIII, neither Weatherford nor any of its Affiliates or Representatives shall, directly or indirectly, solicit, initiate or encourage any inquiries or proposals from, discuss or negotiate with, provide any information to or consider any inquiries or proposals from, any Person (other than Acquiror and its Affiliates and Representatives) relating to any transaction involving the sale of all or any portion of the Business, whether affected by sale of assets, sale of stock, merger or otherwise and Weatherford will engage in negotiations relating to the sale of the Business with Acquiror and its Representatives on an exclusive basis. Weatherford shall (i) ensure that its Affiliates and Representatives are aware of the provisions of this Section 4.4, and (ii) be responsible for any breaches by any such parties of this Section 4.4. Notwithstanding the foregoing, in no event shall the restrictions and limitations set forth in this Section 4.4 restrict or otherwise limit a sale or change of control transaction involving all of Weatherford International plc, regardless of the form of such transaction; provided, however, any such transaction shall not impact the continuing validity and enforceability of this Agreement and the transactions contemplated hereby
4.5    Non-Competition. Weatherford agrees for the benefit of the Acquiror and Buyers that, effective as of the Closing Date and thereafter until the earlier of (a) the fifth anniversary of the Closing Date and (b) as to any particular jurisdiction, the maximum permitted period, neither it nor any of its Affiliates shall, directly or indirectly, conduct or participate or engage in any business that is competitive with the product lines and related services offered by the (i) the Engineered Chemistry Business on the date hereof or on the Closing Date anywhere in the world or (ii) the Integrity Business anywhere in the United States (the applicable territorial restrictions set forth in clauses (i) and (ii) above referred to as a “Restricted Territory”); provided, however, that this clause shall not prevent, nor shall it be construed to prevent Weatherford or any of its Affiliates from (t) engaging in or owning any portion of the business conducted as of the date hereof by the India JV, and its subsidiaries, (u) engaging in or owning all or portion of any business engaged as of the date hereof in the Pressure Pumping Business, (v) engaging in or owning all or portion of any business engaged in the Integrity Business outside the United States, or (w) making any acquisition (whether by way of assets, stock, or otherwise) of an interest in, or any investment in, in either case whether directly or indirectly, and thereafter operate any business or entity that derives 20% or less of its gross revenues from the sale or provision of goods or services that are competitive with the Business in a Restricted Territory. Notwithstanding the foregoing, Weatherford may acquire a business or entity that derives more than 20% of its gross revenues from the sale or provision of goods or services that are competitive with the Business in the applicable Restricted Territory, provided (1) that such activities do not constitute and are not anticipated to constitute the primary activity of such business or entity and (2) that Weatherford and its Affiliates shall promptly (and in any event within 15 months) after any such acquisition sell, spin off or otherwise divest itself of the division, unit or other portion of the acquired business or entity that provides such competitive goods and services; provided prior to any such sale, spin off or divestiture to a third party (i) Weatherford shall reasonably cooperate with Acquiror and its Affiliates for up to 30 days to enable it to have the opportunity to make an offer to Weatherford or its Affiliates to acquire such division, unit or other portion of the acquired business or entity that provides such competitive goods and services, which Weatherford or its Affiliates can accept or reject in its sole discretion, and (ii) during such 30 day period, Weatherford shall be permitted to negotiate and/or discuss with other third parties at the same time Weatherford is cooperating with Acquiror in connection with such sale, spin off or divestiture. Weatherford acknowledges and agrees that the restrictions set forth in this Section 4.5 are necessary to protect the goodwill that Weatherford and the Asset Sellers are selling herein and that Weatherford’s agreement to the covenants set forth in this Section 4.5 is an express condition of Acquiror’s entry into this Agreement. Weatherford further agrees that the restrictions set forth in this Section 4.5 are the result of arm’s-length bargaining and are fair and reasonable in all respects and are fair and reasonable in light of: (1) the nature and wide geographic scope of the operation of the Business, which is conducted throughout the Restricted Territory; (2) Weatherford’s and its Affiliates’ level of control over, contact with, knowledge of confidential information about, and association with the goodwill of, the Business in all jurisdictions in which it is conducted; and (3) the consideration that Weatherford and is receiving in connection with the transactions contemplated by this Agreement and the amount of goodwill for which Acquiror is paying. Weatherford further acknowledges that a remedy at law for any breach or attempted breach of this Section will be inadequate and further agrees that any breach of this Section will result in irreparable harm to the Acquiror and the Business, and Acquiror shall be entitled to immediate injunctive relief in connection with any breach of this Section. Each provision of this Section shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Section shall be prohibited by or invalid under applicable Law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Section. If any provision of this Section shall, for any reason, be judged by any court of competent jurisdiction to be invalid or unenforceable, such judgment shall not affect, impair or invalidate the remainder of this Section but shall be confined in its operation to the provision of this Section directly involved in the controversy in which such judgment shall have been rendered. In the event that the provisions of this Section should ever be deemed to exceed the scope, time or geographic limitations permitted by applicable Law, then such provision shall be reformed to the maximum scope, time or geographic limitations permitted by applicable Law. Notwithstanding anything herein to the contrary, except with respect to any investment company or fund that has not made other significant investments involving companies in the oilfield services industry, the terms of this Section shall not be binding on any non-Affiliate successor or acquiror of Weatherford or any non-Affiliate acquiror of all of Weatherford’s business.
4.6    Confidentiality.
(a)    From and after the Closing Date, Weatherford shall not, and shall cause its Affiliates and any officers, directors, employees and Representatives of Weatherford or such Affiliates not to, in perpetuity, disclose to any Person any confidential information regarding the Business, including information relating to business marketing, pricing, technologies, trade secrets, processes, customers, suppliers, financial data, statistics or research, Intellectual Property, and development and any information derived from any of them, but not including information that is or becomes generally available to the public other than as a result of disclosure by Weatherford or any of its Affiliates or any Representative of Weatherford or such Affiliates, provided that Weatherford and its Affiliates may disclose information that Weatherford or any of its Affiliates is required to disclose by applicable Law (including securities laws) or legal process.

(b)    Weatherford acknowledges that Acquiror and its Affiliates would be irreparably damaged in the event of a breach or a threatened breach of any of Weatherford’s obligations under this Section 4.6, and agrees (and shall cause each of its Affiliates to agree) that, in the event of a breach or a threatened breach of any such obligation, Acquiror shall, in addition to all other rights and remedies available to it in respect of such breach, be entitled to obtain an injunction from a court of competent jurisdiction granting it specific performance of the provisions of this Section 4.6.
4.7    Use of Business Names by Acquiror. To the extent the trademarks, service marks, brand names or trade, corporate or business names of Weatherford or of any of Weatherford’s Affiliates or divisions are used by the Business on stationery, signage, invoices, receipts, forms, packaging, advertising and promotional materials, product, training and service literature and materials or like materials (“Marked Materials”) at the Closing, Acquiror and its Affiliates (including the Target Companies) may use such Marked Materials after the Closing for a period of six months (as concerns signage) or three months (as concerns all other Marked Materials), in each case without altering or modifying such Marked Materials, or removing such trademarks, service marks, brand names, or trade, corporate or business names, but neither Acquiror nor any of its Affiliates (including the Target Companies) shall thereafter use such trademarks, service marks, brand names or trade, corporate or business names in any other manner without the prior written consent of Weatherford. Notwithstanding the foregoing, to the extent the trademarks, service marks, brand names or trade, corporate or business names of Weatherford or of any of Weatherford’s Affiliates or divisions appear on Inventory at the Closing, Acquiror and its Affiliates (including the Target Companies) may sell such Inventory indefinitely without altering or modifying such Inventory, or removing such trademarks, service marks, brand names, or trade, corporate or business names.
4.8    Master Agreements; Retained Contracts.
(a)    From the date hereof until the expiration of twelve (12) months after the Closing Date, Weatherford agrees, and agrees to cause its Affiliates, to reasonably assist Acquiror in making arrangements with the suppliers of products or vendors of services under the Weatherford Master Agreements or Retained Contracts to the extent any such products or services thereunder relate to the Business for the purpose of obtaining in Acquiror’s (or its Affiliates’) own name such of those products or services related to the Business as it may require. Acquiror shall promptly reimburse Weatherford for any reasonable out-of-pocket documented charges or other reasonable out-of-pocket costs incurred by Weatherford or its Affiliates as a result of the use by the Acquiror or its Affiliates after the Closing of such services and products under such Weatherford Master Agreements or Retained Contracts.
(b)    With respect to each Weatherford Master Agreements that require the Business to provide products or to perform services for customers until the termination of such agreement (whether on the expiration thereof or in accordance with the following sentence), Acquiror will for twelve (12) months after the Closing Date, upon notice of a customer order (whether from Weatherford or from the customer), provide the products or services required to be provided by such agreement in accordance with the terms thereof that Weatherford had been providing prior to the Closing Date in the Ordinary Course of Business. Weatherford will take, or cause its Affiliates to take, such actions as may be reasonably requested by Acquiror in connection with the customers of the Business under such Weatherford Master Agreements, including (x) using commercially reasonable efforts to have such customers enter into separate agreements for the benefit of Acquiror with respect to the Business or agree to agree to assign the portion of the Weatherford Master Agreement related to the Business to Acquiror or Buyer, (y) with respect to communications with such customers or (z) to terminate the obligations of the Business to any customer if so requested by Acquiror. Weatherford will promptly remit to Acquiror any amounts received by Weatherford under any such Weatherford Master Agreement after the Closing Date in respect to products provided or services performed by the Business by Acquiror or one or more of its Affiliates.
(c)    With respect to each Transferred Master Agreement of the Business listed in Schedule 4.8(c) that requires Weatherford or its Affiliates (other than the Business) to provide products or to perform services for customers, until the termination of such agreement (whether on the expiration thereof or in accordance with the following sentence), Weatherford will for twelve (12) months after the Closing Date, upon notice of a customer order (whether from Acquiror or from the customer), provide the products or services required to be provided by such agreement in accordance with the terms thereof that Weatherford had been providing prior to the Closing Date in the Ordinary Course of Business. Acquiror will take, or cause its Affiliates to take, such actions as may be reasonably requested by Weatherford in connection with the customers under such Transferred Master Agreements, including (x) using commercially reasonable efforts to have such customers enter into separate agreements for the benefit of Weatherford or agree to agree to assign the portion of the Transferred Master Agreement unrelated to the Business to Weatherford or its Affiliates, (y) with respect to communications with such customers or (z) to terminate the obligations unrelated to the Business with any customer if so requested by Weatherford. Acquiror will promptly remit to Weatherford any amounts received by Acquiror under any such Transferred Master Agreement after the Closing Date in respect to products provided or services performed unrelated to the Business by Weatherford or one or more of its Affiliates.
(d)    At Closing, Weatherford shall, or cause one or more of its Affiliates to, enter into such agreements and other arrangements (including sublicenses and subleases), to the extent permitted by applicable Law and not prohibited by the applicable Weatherford Master Agreement, with Acquiror and/or the other Buyers as are reasonably necessary to ensure that Acquiror and/or the other Buyers receive until three months after the Closing, or as otherwise provided in an Ancillary Agreement, whichever is later, benefits under the Weatherford Master Agreements that are substantially same as the benefits received by Weatherford or its Affiliates with respect to the Business prior to the Closing.
4.9    Letters of Credit, Guaranties. Promptly after the Closing, Acquiror shall, and will cause each other Buyer to, use their reasonable efforts to be substituted for Weatherford, the Asset Sellers and their Subsidiaries and Affiliates (other than the Target Companies) on the guaranties and letters of credit set for the performance guarantees, warranty bonds, advance payments guarantees and tender guarantees related to the Business as set forth on Schedule 4.9, which schedule may be updated prior to the Closing to reflect any guaranties and letters of credit for such items entered into after the date hereof in the Ordinary Course of Business in accordance with the provisions of this

Agreement (collectively, the “Surety Obligations”), in each case so that Weatherford, the Asset Sellers and their Subsidiaries and Affiliates are relieved of all liability with respect thereto. To the extent that either Acquiror or the Buyers are not substituted for Weatherford, the Asset Sellers and their Subsidiaries and Affiliates on, or Weatherford, the Asset Sellers and such Subsidiaries and Affiliates are not relieved of, such liability under the Surety Obligations, Acquiror shall reimburse Weatherford, the Asset Sellers and their Subsidiaries and Affiliates for all out-of-pocket amounts paid by Weatherford, the Asset Sellers under such Surety Obligations, provided that Weatherford, the Asset Sellers and their Subsidiaries and Affiliates shall take such actions as the Buyers may reasonably direct (at the cost of the Buyers) to defend such obligations.
4.10    Foreign Acquisition Agreements; Closings. Subject to the terms and conditions hereof and of the respective Foreign Acquisition Agreements, Weatherford will, and will cause each Asset Seller and Share Seller to, and Acquiror will, and will cause each other Buyer to, perform all of its agreements and obligations under, and use all commercially reasonable efforts to consummate the transactions contemplated by, each Foreign Acquisition Agreement and each other Ancillary Agreement to which it is now or hereafter a party, in each case by the Closing Date. It is the intention of the parties to this Agreement, notwithstanding the provisions of any Foreign Acquisition Agreement, that no purchase and sale contemplated by any Foreign Acquisition Agreement shall be consummated earlier than simultaneously with the Domestic Closing. Accordingly, each of the parties hereto will take such action as may be necessary to ensure that no Closing under any Foreign Acquisition Agreement occurs prior to the Domestic Closing.
4.11    Required Consents and Approvals.
(a)    Subject to the terms and conditions set forth in this Agreement, each of the parties hereto shall use (and cause its Affiliates to use) its commercially reasonable efforts (subject to, and in accordance with, applicable Law) to take promptly, or cause to be taken promptly, all actions, and to do promptly, or cause to be done promptly, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws to consummate the transactions contemplated hereby, including (i) taking of all actions reasonably necessary or advisable to cause the closing conditions to the other party’s obligations set forth in Sections 5.2 and 5.3 to be satisfied or fulfilled at or prior to Closing, (ii) obtaining all necessary actions or Governmental Approvals from any Governmental Authority and making all necessary registrations and filings and taking all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Authority, (iii) obtaining all necessary consents, approvals or waivers from third parties and all consents, approvals and waivers from third parties reasonably requested by Acquiror to be obtained by Weatherford in respect of the Contracts in connection with the transactions contemplated hereby or this Agreement, (iv) defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, (v) executing and delivering any additional instruments necessary to consummate transactions contemplated by this Agreement; provided, however, that prior to the Closing in no event shall Weatherford, any of its Affiliates, or Acquiror or any of its Affiliates be required to pay or commit to pay any material fee, material penalties or other material consideration to any landlord or other third party to obtain any consent, approval or waiver required for the consummation of the transactions contemplated hereby under any Contracts (other than those payable pursuant to the terms of any such Contract), waive any condition to such party’s obligation to consummate the Closing or waive any right of such party under this Agreement.
(b)    Subject to the terms and conditions herein provided and without limiting the foregoing, Weatherford and Acquiror shall (i) if the required filings of the parties under the HSR Act and/or the Competition Act have not already been made, make their respective filings as soon as practically possible and thereafter make any other required submissions under the HSR Act and/or the Competition Act; provided, that Acquiror shall pay the related filing fees under the HSR Act and the Competition Act on filing, subject to an obligation of Weatherford to reimburse Acquiror for 50% of such filing fee, but in no event in excess of $62,500; (ii) use commercially reasonable efforts to cooperate with each other in (x) determining whether any filings are required to be made with, or consents, permits, authorizations, waivers or approvals are required to be obtained from, any third parties or other Governmental Authority in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and (y) timely making all such filings and timely seeking all such consents, permits, authorizations or approvals (and split any costs associated with such filings equally); (iii) use commercially reasonable efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, including taking all such further action as reasonably may be necessary to resolve such objections, if any, as the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice, state antitrust enforcement authorities, the Competition Bureau or competition authorities of any other nation or other jurisdiction or any other Person may assert under Regulatory Law with respect to the transactions contemplated hereby, and to avoid or eliminate each and every impediment under any Law that may be asserted by any Governmental Authority with result to the transactions contemplated hereby so as to enable the Closing to occur as soon as reasonably possible; (iv) promptly inform the other party upon receipt of any material communication from the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice, the Competition Bureau or any other Governmental Authority regarding any of the transactions contemplated by this Agreement; and (v) subject to applicable legal limitations and the instructions of any Governmental Authority, keep each other apprised of the status of matters relating to the completion of the transactions contemplated thereby, including promptly furnishing the other with copies of notices or other communications received by Weatherford or Acquiror, as the case may be, or any of their respective Subsidiaries, from any third party and/or any Governmental Authority with respect to such transactions. Weatherford and Acquiror shall permit legal counsel for the other party reasonable opportunity to review in advance, and consider in good faith the views of the other party in connection with, any proposed written communication to any Governmental Authority. Each of Weatherford and Acquiror agrees not to (A) participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Authority in connection with the proposed transactions unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Authority, gives the other party the opportunity to attend and participate, (B) extend any waiting period under the HSR Act and/or the Competition Act without the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed) and (C) enter into any agreement with any Governmental

Authority not to consummate the transactions contemplated by this Agreement without the prior written consent of the other party.
(c)    In furtherance and not in limitation of the agreements of the parties contained in this Section 4.11, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Regulatory Law, each of Weatherford and Acquiror shall cooperate in all respects with each other and shall use their respective commercially reasonable efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement, including using their commercially reasonable efforts to (x) propose, negotiate, commit to and effect, by consent decree, hold separate order or otherwise, the sale, divesture or disposition of assets or businesses of Acquiror or its Affiliates (including the assets and operations making up the Business), provided that any such sale, divestiture or disposition shall not be required to be effective unless and until the transactions contemplated hereunder are consummated and (y) otherwise take or commit to take actions after the Closing Date that would limit Acquiror’s or its Affiliates’ freedom of action with respect to, or their ability to retain, one or more of its Affiliates’ businesses, product lines or assets, in each case as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order which would have the effect of preventing or materially delaying the Closing. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 4.11 shall limit a party’s right to terminate this Agreement pursuant to Section 8.1 so long as such party has, prior to such termination, complied with its obligations under this Section 4.11.
(d)    Notwithstanding the foregoing provisions of this Section 4.11 or any other provision of this Agreement to the contrary, in no event will Acquiror or any of its Subsidiaries or Affiliates be required to agree to (A) any prohibition of or limitation on its or their ownership (or any limitation that would affect its or their operation) of any portion of their respective businesses or assets, including after giving effect to the transactions contemplated by this Agreement, (B) divest, hold separate or otherwise dispose of any portion of its or their respective businesses or assets, including after giving effect to the transactions contemplated by this Agreement, (C) any limitation on its or their ability to effect the transactions contemplated by this Agreement or (D) any other limitation on its or their ability to effectively control their respective businesses or any limitation that would affect its or their ability to control their respective operations, including after giving effect to the transactions contemplated by this Agreement (any such action or limitation described in clauses (A) through (D) of this sentence, a “Restriction”), other than Restrictions (1) that solely apply to the Business from and after the Closing (such restrictions, “Target Restrictions”) and (2) that, individually or in the aggregate with all other Target Restrictions, would not have caused a reduction of the Business’s consolidated revenues, during the 12-month period ended September 30, 2014, of 15% of such consolidated revenues (such amount, the “Target Amount”) or more during such period had such Target Restrictions been in place at any point during such 12-month period, and would not reasonably be expected to cause such a reduction of the Business’s consolidated revenues for the 12-month period beginning with the first full calendar month following the Closing of the Target Amount or more had such Target Restrictions been in place at any point during such 12-month period.  For the avoidance of doubt, the Acquiror will be entitled to the proceeds of any divestiture or Target Restriction required pursuant to this Section 4.11 and if such divestiture or other Target Restriction occurs or is imposed prior to Closing, the Business will be entitled to and will hold the proceeds thereof at Closing (and shall not be taken into account for purposes of the Closing Working Capital).
(e)    For purposes of this Agreement, “Regulatory Law” means the Sherman Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914, the Competition Act and all other federal, state or foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws, including any antitrust, competition or trade regulation laws, that are designed or intended to (i) prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition or (ii) protect the national security or the national economy of any nation.
4.12    Publicity. On or after the date of this Agreement, Weatherford and Acquiror each intend to issue similar but separate press releases with respect to the execution hereof and the transactions contemplated hereby, and each of Weatherford and Acquiror shall consult with each other before issuing, and provide each other the opportunity to review and comment upon such press release. Weatherford and Acquiror shall consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release to be issued on or prior to Closing or the first press release to announce the Closing of this Agreement and the transactions contemplated by this Agreement and any other press releases announced in connection with the transactions contemplated by this Agreement within seven (7) days of any Closing.
4.13    Misdirected Payments.
(a)    Weatherford agrees to remit, or cause to be remitted, promptly to Acquiror any amount received by Weatherford or any Asset Sellers after the Closing Date intended or required to be transferred to the Buyers with or in connection with the Business.
(b)    Acquiror agrees to remit, or cause to be remitted, promptly to Weatherford any amount received by Acquiror or any other Buyer after the Closing with respect to the Excluded Assets.
4.14    Further Assurances. From and after the Closing Date, the parties shall cooperate reasonably with each other in connection with any steps required to be taken in order for the parties to carry out the intent of this Agreement. Neither Weatherford, on the one hand, nor Acquiror, on the other hand, shall, without the prior written consent of the other party, take any action or refrain from taking any action the intended result of which is to prevent or materially impede, interfere with or unreasonably delay, the transactions contemplated hereby. In furtherance of the foregoing, from time to time after the Closing Date, the parties hereto agree to (i) furnish upon request to each other such further assurances, information, documents and instruments of transfer or assignment and assumption and (ii) do such things and promptly execute, acknowledge, and deliver any such further assurances, documents and instruments of transfer or assignment and assumption, in each case that the other party may reasonably request for the purpose of carrying out the intent of this Agreement.
4.15    Post-Closing Access. Without limiting the rights and obligations set forth in Section 6.1, following the Closing, each party hereto agrees that it will cooperate with and make available to each other party, during normal business hours and upon reasonable notice, (i) all books and records related to the Business, (ii) information related to the Business and (iii) employees (without substantial disruption of employment), in each case retained by such party and remaining in existence after the Closing which are necessary or useful in connection with any audit, investigation or dispute, any litigation or investigation or any other matter requiring any such books and records and other documents, information or employees for any reasonable business purpose. Except in connection with an indemnified claim under this Agreement (in which case the indemnifying party shall bear such costs), the party requesting any such books and records and other documents, information or employees shall bear all of the out of pocket costs and expenses reasonably incurred in connection with providing such books and records and other documents, information or employees. All information received pursuant to this Section 4.15 shall be kept confidential by the party obtaining such information, subject to any disclosure that is required to be made by such party in order to comply with applicable Law or the rules or regulations of any securities exchange upon which its securities are traded.
4.16    Control of Operations. Without in any way limiting either party’s rights or obligations under this Agreement, the parties understand and agree that (i) nothing contained in this Agreement shall give the Acquiror, directly or indirectly, the right to control or direct the Business’s operations prior to the Closing Date, and (ii) prior to the Closing Date, Weatherford, the Asset Sellers and the Target Companies shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over the Business’s operations.
4.17    Termination of Intercompany Agreements. On or prior to the Closing Date, Weatherford and each Target Company shall terminate, in any manner selected by Weatherford, all intercompany agreements, contracts and transactions between a Target Company on the one hand, and Weatherford or any of its Affiliates, on the other hand.
4.18    Update of Schedules
(a)    From time to time up to the Closing, Weatherford shall promptly supplement or amend any Schedule that it has delivered in response to ARTICLE III with respect to:
(i)    any matter first existing or occurring following the date hereof that (i) if existing or occurring at or prior to the date hereof would have been required to be set forth or be described in the Schedule or (ii) is necessary to correct any information in such Schedule that has been rendered inaccurate thereby; or

(ii)    any matter first existing or occurring prior to the date of this agreement that was not previously set forth in such Schedule.
Except as described in Section 3.1.12(b), no supplement or amendment to any such Schedule shall have any effect for the purpose of determining satisfaction of the conditions set forth in Section 5.2(a). No supplement or amendment to any schedule delivered pursuant to Section 4.18(a) shall (i) limit Seller’s indemnification obligations regardless of whether or not the transactions contemplated herein are consummated or (ii) in any way limit the ability of Acquiror from making a claim for breach of this Agreement.
4.19    Casualty Loss. If, prior to the Closing Date, all or any part of the Assets or assets of any Target Company are damaged or impaired by fire, act of God, or any other casualty or are taken by any condemnation event and if (i) in the case of a casualty event, the cost of restoring such damage or impairment to a condition reasonably comparable to the condition immediately prior to such casualty event or (ii) in the case of a condemnation event, the condemnation value therefor, as the case may be, would reasonably be expected to exceed $2,500,000, Weatherford shall, or shall cause its Affiliates to, use its commercially reasonable efforts to (i) promptly repair or replace any assets damaged or lost on account thereof, (ii) pay over any net insurance proceeds or any net condemnation award received by Weatherford or its Affiliates with respect to such casualty event or condemnation event to the Acquiror or its Affiliates promptly after Closing to the extent not expended by Weatherford or its Affiliates in connection with any such repair or replacement, and (iii) if any such repair or replacement is not completed as of the applicable Domestic Closing or Foreign Closing, cooperate with Acquiror or its applicable Buyer, at its reasonable request, in pursing any insurance claims or condemnation awards related to such casualty event or condemnation event. For avoidance of doubt, the failure to complete any such repair or replacement of such assets relating to such casualty event or condemnation event shall not be a condition to the obligation of Acquiror to consummate the transactions contemplated under this Agreement pursuant to Section 5.2 so long as the conditions set forth in Sections 5.2(a), (b) and (d) have been satisfied (or otherwise waived by Acquiror).
4.20    Customer Visits. Weatherford shall, or shall cause its applicable Affiliate to, use their commercially reasonable efforts to cooperate and assist Acquiror or its applicable Affiliate in scheduling a visit with those customers of the Business set forth on Schedule 4.20; provided, however, if any such customer visit occurs, (i) a representative designated by Weatherford shall be present and participate in any such visit and discussion involving Acquiror or its applicable Affiliates and such customer, and (ii) the discussions to be conducted at such customer visit shall be pursuant to a general script of topics consented to in advance of such visit by Weatherford (which consent shall not be unreasonably withheld or delayed).
4.21    Records; Master Data. Within ten Business Days after the Closing, Weatherford shall cause all of the Records, including the Records of the Target Companies, to be delivered to Acquiror or its Affiliates; provided, however, that the minute books of the Target Companies shall be delivered within five Business Days after the Closing. For purposes of this Section 4.21, Records shall be considered delivered to the extent such Records are on the premises of any Real Property acquired by Acquiror or one or more Buyers under this Agreement (and in the case of such Leased Real

Property in space on the leased premises controlled by Acquiror or the applicable Buyer). Within 60 days following the Domestic Closing, Weatherford shall cause all of the Master Data (as such term is defined in the Transition Services Agreement) to be delivered to Acquiror or its Affiliates; provided Acquiror provides to Weatherford the information needed for Weatherford to be able to provide such Master Data to Acquiror or its Affiliates.
4.22    Sunita Joint Venture. The parties agree to negotiate in good faith after the date hereof for a sale of all of Weatherford’s and its Affiliate’s equity interests in Sunita Hydrocolloids Private Limited, a private company organized under the laws of India (the “India JV”), and its subsidiaries, on terms to be mutually agreed. The price for any sale of such equity interests shall be equal to the price applicable to such equity interests in connection with the appraisal process required to be undertaken in connection with such sale.
ARTICLE V
CONDITIONS PRECEDENT

5.1    Conditions to Obligations of Each Party. The obligations of the parties to consummate the transactions contemplated hereby shall be subject to the fulfillment on or prior to the Closing Date of the following conditions:
(a)    HSR Act, Competition Act and Other Filings. The applicable waiting period and any extensions thereof pursuant to the HSR Act, the Competition Act and the applicable filings or approvals that are required to be made or obtained prior to Closing under Regulatory Laws shall have expired or been terminated and any agreement with any Governmental Authority not to close the transaction shall have expired or been terminated.
(b)    No Injunction, etc. Consummation of the transactions contemplated hereby shall not have been restrained, enjoined or otherwise prohibited by any applicable Law, including any order, injunction, decree or judgment of any court or other Governmental Authority. No court or other Governmental Authority shall have determined under any applicable Law to make illegal the consummation of the transactions contemplated hereby.
5.2    Conditions to Obligations of Acquiror. The obligations of Acquiror to consummate the transactions contemplated hereby shall be subject to the fulfillment (or waiver by Acquiror) on or prior to the Closing Date of the following additional conditions:
(a)    Representations and Warranties. The representations and warranties in Section 3.1.1 and Section 3.1.2(a) shall be true and correct in all respects, in each case on and as of the date of this Agreement and the Closing Date as if made on and as of such date. Each of the other representations and warranties of Weatherford contained in this Agreement shall be true and correct, in each case on and as of the date of this Agreement and the Closing Date as if made on and as of such date (except for the representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, which need only be true and correct, as of such date or with respect to such period), except to the extent that the failure of any such representations and warranties to be true and correct (without giving effect to any limitation on any representation or warranty indicated by the words “Material

Adverse Effect,” “in all material respects,” “in any material respect,” “material” or “materially”) is not reasonably expected to have or result in a Material Adverse Effect. Acquiror shall have received a certificate, dated as of the Closing Date, signed by an authorized officer of Weatherford, to the effect of the foregoing two sentences.
(b)    Covenants. Weatherford shall have performed in all material respects all obligations required to be performed by Weatherford under this Agreement at or prior to the Closing Date, and Acquiror shall have received a certificate, dated as of the Closing Date, signed by an authorized officer of Weatherford, to that effect.
(c)    Consents. Weatherford shall have obtained and shall have delivered to Acquiror copies of all Consents set forth on Schedule 5.2(c);
(d)    No Material Adverse Effect. No event, occurrence, fact, condition, change, development or effect shall have occurred, exist or come to exist since the date of this Agreement that individually or in the aggregate, has had or resulted in, or could reasonably be expected to have or result in, a Material Adverse Effect.
(e)    Ancillary Agreements. Weatherford or one of its Affiliates, as the case may be, shall have entered into each of the following agreements with the Acquiror or other Buyer indicated in such agreement:
(i)    a Transition Services Agreement in a form to be mutually agreed by the parties prior to the Domestic Closing based on the terms of the Transition Services Agreement Term Sheet attached hereto as Exhibit C;
(ii)    an Intellectual Property License Agreement, which license shall be fully paid up and royalty free and otherwise in a form and on such other terms to be mutually agreed by the parties prior to the Domestic Closing;
(iii)    a Supply Agreement in substantially the form attached hereto as Exhibit D; and
(iv)    a Technical Assistance and Marketing Intelligence Agreement in a form to be mutually agreed by the parties prior to the Domestic Closing.
(f)    Corporate Proceedings. All corporate and other proceedings of the Asset Sellers and Share Sellers in connection herewith and with the Foreign Acquisition Agreements and the Ancillary Agreements and the transactions contemplated thereby, and all documents and instruments incident thereto, shall be reasonably satisfactory in substance and form to Acquiror and its counsel, and Acquiror and its counsel shall have received all such documents and instruments, or copies thereof, certified if requested, as may be reasonably requested.
(g)    Transfer Documents. Weatherford shall have delivered to Acquiror at the Closing the following documents, certificates and agreements:

(i)    a bill of sale, assignment and general conveyance, in form and substance reasonably satisfactory to Acquiror, dated the Closing Date, with respect to the Assets;
(ii)    certificates representing the Domestic Shares, duly endorsed in blank for transfer to, or accompanied by duly executed stock transfer powers executed in favor of Acquiror or a designated Buyer, or if non-certificated, duly executed assignment of interests in favor of Acquiror or a designated Buyer;
(iii)    subject to Section 2.8, assignments of all Contracts, Intellectual Property and any other agreements and instruments constituting Assets, dated the Closing Date;
(iv)    assignments of lease with respect to the leases that are assigned pursuant to Section 5.2(h), dated as of the Closing Date, with respect to each Lease in a mutually agreed form;
(v)    a lease or general conveyance, in form and substance reasonably satisfactory to Acquiror, in favor of Acquiror or a designated Buyer relating to the real property in Schedule 5.2(g)(v); and
(vi)    certificates of title to all motor vehicles included in the Assets to be transferred hereunder, duly endorsed for transfer as of the Closing Date, other than such non-delivered certificates of title that do not or would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Business, but which non-delivered titles will be delivered as soon as reasonably practicable after the Closing.
(h)    Assignment of Leases, etc. With respect to each Lease listed on Schedule 5.2(h), Acquiror shall have received from the lessor under such lease, to the extent required under the terms of such Lease, the written consent of such lessor to the assignment of such Lease to such Acquiror or a designated Buyer, provided that in the event Weatherford shall have failed, notwithstanding the use of its reasonable good faith efforts, to obtain prior to Closing one or more consents to assignment with respect to the Leases listed on Schedule 5.2(h), and Weatherford and Acquiror agree upon and enter into alternative arrangements with respect to such Leases, then the receipt of such consents shall not constitute a condition to the obligations of Acquiror to consummate the transactions contemplated hereby.
(i)    Tax Certificates. Acquiror shall have received a certificate from each of the Asset Sellers that is selling U.S. assets and each Share Seller that is selling Domestic Shares, dated the Closing Date, certifying that such Person is not a “foreign person,” if applicable.
(j)    Foreign Closings. The conditions to the obligations of the Buyers to consummate the transactions contemplated by the Foreign Acquisition Agreements involving Foreign Assets shall have been fulfilled (or waived by Acquiror) and the respective Asset Sellers, Share Seller and the respective Buyers shall have, concurrently with the Domestic Closing, consummated the transactions contemplated by such Foreign Acquisition Agreements.
(k)    Debt Pay-Off; Lien Release. Weatherford shall, or cause one or more of its Affiliates to, (i) (A) pay in full any Debt of the Target Companies or (B) have the Target

Companies fully released from any obligation with respect to such Debt, and (ii) release all Liens (other than Permitted Liens) on the Assets and the properties and assets of the Target Companies, including the liens set forth on Schedule 3.1.2(c).
(l)    Guar Supply Agreement. Weatherford or an Affiliate of Weatherford shall have agreed to enter into an agreement with Acquiror or an Affiliate of Acquiror to supply guar to Acquiror or an Affiliate of Acquiror.
(m)    Resignations. Acquiror shall have received evidence, in form and substance reasonably acceptable to Acquiror, of the resignation or removal of any managers, partners, officers and directors, as applicable, nominated or appointed by Weatherford or any of its Affiliates to any board or operating, management or other committee of the Target Companies.
(n)    Works Councils. All pre-Closing obligations to inform and consult, under applicable Law, with the employee representative bodies (including any unions or works councils) that represent employees affected by the transactions contemplated by this Agreement shall have been fulfilled.
5.3    Conditions to Obligations of Weatherford . The obligations of Weatherford to consummate the transactions contemplated hereby shall be subject to the fulfillment (or waiver by Weatherford ) on or prior to the Closing Date of the following additional conditions:
(a)    Representations and Warranties. The representations and warranties in Section 3.2.1 shall be true and correct in all respects, in each case on and as of the date of this Agreement and the Closing Date as if made on and as of such date. Each of the other representations and warranties of Acquiror contained in this Agreement shall be true and, in each case on and as of the date of this Agreement and the Closing Date as if made on and as of such date (except for the representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, which need only be true and correct, as of such date or with respect to such period), except to the extent that the failure of any such representations and warranties to be true and correct (without giving effect to any limitation on any representation or warranty indicated by the words “Material Adverse Effect,” “in all material respects,” “in any material respect,” “material” or “materially”) would not, individually or in the aggregate, be materially adverse to the ability of Acquiror and the Buyers to consummate the transactions contemplated hereby. Weatherford shall have received a certificate, dated as of the Closing Date, signed by an authorized officer of Acquiror, to the effect of the foregoing two sentences.
(b)    Covenants. Acquiror shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Weatherford shall have received a certificate, dated as of the Closing Date, signed by an authorized officer of Acquiror to such effect.
(c)    Purchase Price: Assumption Agreement. Weatherford shall have received (a) the Purchase Price in immediately available funds and (b) the Assumption Agreement, which shall have been duly executed and delivered.

(d)    Corporate Proceedings. All corporate proceedings of Acquiror and each other Buyer in connection herewith and with the Foreign Acquisition Agreements and the Ancillary Agreements and the transactions contemplated hereby and thereby, and all documents and instruments incident hereto and thereto, shall be reasonably satisfactory in substance and form to Weatherford, and its counsel, and Weatherford and its counsel shall have received all such documents and installments, or copies thereof, certified if requested, as may be reasonably requested.
(e)    Foreign Closings. The conditions to the obligations of the Asset Sellers and Share Sellers to consummate the transactions contemplated by the Foreign Acquisition Agreements involving Foreign Assets shall have been fulfilled (or waived by such Sellers) and the respective Asset Sellers, Share Seller and the respective Buyers shall have, concurrently with the Domestic Closing, consummated the transactions contemplated by such Foreign Acquisition Agreements.
(f)    Ancillary Agreements. Each Buyer shall have entered into each of the Ancillary Agreements to which it is a party.
ARTICLE VI
TAXES MATTERS

6.1    Responsibility for Taxes and Access to Tax Information. Acquiror shall provide (and shall cause the other Buyers and their Affiliates to provide) Weatherford, and Weatherford shall provide (and shall cause the Sellers to provide) Acquiror, with the right, at reasonable times and upon reasonable notice, to have access to and to copy and use any records or information, and to have access to any employees, that may be relevant for the preparation of any Returns relating to Retained Taxes for Pre-Closing Tax Periods (or Straddle Periods). The party requesting assistance hereunder shall reimburse the other party for any reasonable out-of-pocket expenses incurred in providing such assistance.
6.2    Liability for Transfer Taxes.
(a)    Subject to Section 6.2(c), all sales, use, documentary, stamp, gross receipt, registration, transfer, conveyance, excise, recording, license and other similar Taxes and fees (and any interest, penalties or other surcharges imposed thereon) arising out of or in connection with or attributable to the transactions effected pursuant to this Agreement, the Foreign Acquisition Agreements, and the Ancillary Agreements (“Transfer Taxes”) shall be paid 50% by the applicable Seller and 50% by the applicable Buyer.
(b)    The applicable Seller and/or applicable Buyer that have primary responsibility under applicable Law to file a Return with respect to a Transfer Tax shall be responsible for preparing and filing such Return. Any such Return prepared by Acquiror or another Buyer shall be subject to Weatherford’s approval, and any such Return prepared by Weatherford or any Asset Seller shall be subject to Acquiror’s approval, which in each case shall not be unreasonably withheld, conditioned or delayed. Acquiror shall apply for, execute and provide, and shall cause the other Buyers to apply for, execute and provide, to the Sellers, and Weatherford shall apply for, execute and provide, and shall cause the Sellers to apply for, execute and provide, to the Buyers, all exemption certificates, forms, elections or rulings (including any resale certificates) as may be necessary or appropriate, and otherwise to cooperate, to establish any available exemption from (or otherwise reduce) Transfer Taxes that may be provided for under applicable Law.
(c)    Notwithstanding anything to the contrary in this Agreement, the Acquiror and Buyers shall be liable for 100% of any value added or goods and services Taxes (and any interest, penalties, or other surcharges imposed thereon) resulting from any transaction effected pursuant to this Agreement, the Foreign Acquisition Agreements, the Share Transfer Agreements, and Ancillary Agreements (collectively, “VAT and GST Taxes”).
(d)    The parties hereto agree to treat all transfers in each jurisdiction as transfers of a going concern business to the maximum extent allowed by applicable Law and, where necessary or appropriate, apply for any rulings or approvals required to obtain such treatment.
6.3    Straddle Period. For purposes of this Agreement, if any Tax (or Tax refund) relates to a Straddle Period (other than Transfer Taxes and VAT and GST Taxes described in Section 6.2), the parties shall use the following conventions for determining the portion of such Tax (or Tax refund) that relates to the portion of the Straddle Period ending on (and including) the Closing Date and the portion of the Straddle Period beginning on the day after the Closing Date: (a) in the case of income Taxes, sales Taxes, employment Taxes, withholding Taxes, and other similar Taxes, such Taxes shall be apportioned between the portion of the Straddle Period ending on (and including) the Closing Date and the portion of the Straddle Period beginning on the day after the Closing Date as if a separate Return with respect to such Taxes was filed for the portion of the Straddle Period ending on (and including) the Closing Date using a “closing of the books methodology”; and (b) in the case of ad valorem property Taxes and other similar Taxes imposed on a periodic basis, such Taxes shall be apportioned between the portion of the Straddle Period ending on (and including) the Closing Date and the portion of the Straddle Period beginning on the day after the Closing Date based on the number of days in the portion of the Straddle Period ending on (and including) the Closing Date and the number of days in the portion of the Straddle Period beginning on the day after the Closing Date. For purposes of clause (a), any item determined on an annual or periodic basis (including amortization and depreciation deductions) shall be allocated to the portion of the Straddle Period ending on the Closing Date based on the relative number of days in such portion of the Straddle Period as compared to the number of days in the entire Straddle Period.
6.4    Returns.
(a)    Subject to the terms of the Transition Services Agreement, Weatherford, at its sole cost and expense, shall prepare and timely file, or cause to be prepared and timely filed, all Returns of each Target Company (whether due on, before or after the Closing Date) relating to Pre-Closing Tax Periods (“Weatherford Prepared Returns”), but excluding Returns relating to Straddle Periods. Each Weatherford Prepared Return shall be prepared on a basis consistent with past Tax practices, Tax procedures and Tax accounting methods, except to the extent otherwise required by Law. At least thirty (30) days prior to the due date of any Weatherford Prepared Return, Weatherford shall provide a draft of such Tax Return to Acquiror for Acquiror’s review and comment. Weatherford shall incorporate any reasonable comments made by Acquiror in the Tax Return that is to be actually filed. To the extent that such Return needs to be filed by the applicable Target Company after the Closing Date, Acquiror shall cause the applicable Target Company to properly sign and file such Return.
(b)    Subject to the terms of the Transition Services Agreement, Acquiror, at its sole cost and expense, shall cause each Target Company to prepare and timely file all Returns of each Target Company due after the Closing Date that are not Weatherford Prepared Returns (the “Acquiror Prepared Returns”). To the extent that an Acquiror Prepared Return relates to a Straddle Period, such Return shall be prepared on a basis consistent with past Tax practices, Tax procedures and Tax accounting methods, except to the extent otherwise required by Applicable Law. At least thirty (30) days prior to the due date of any Acquiror Prepared Return that relates to a Straddle Period, Acquiror shall provide a draft of such Return to Weatherford for Weatherford’s review and comment. Acquiror shall cause the applicable Target Company to incorporate any reasonable comments made by Weatherford in the Return that is to be actually filed.
(c)    Acquiror shall not, and shall not allow any Target Company to amend any Return of any Target Company for a Pre-Closing Tax Period or otherwise initiate (or agree to) any other Weatherford Tax Matter without the prior written consent of Weatherford.
6.5    Tax Contest.
(a)    If any Taxing Authority issues to Acquiror or any Affiliate of Acquiror (i) a notice of its intent to audit or conduct another legal proceeding that could give rise to a Retained Tax or (ii) a notice of deficiency for a Retained Tax, Acquiror shall notify Weatherford of the receipt of such communication from the Taxing Authority within fifteen (15) days of receipt; provided. however, that the failure to provide such notice shall not excuse Weatherford from its responsibility for such Retained Tax except to the extent (and only to the extent) that Weatherford has actually been prejudiced by such failure.
(b)    If there is any audit or other legal proceeding relating to a Retained Tax that is imposed on a Target Company or Acquiror or other Buyer (a “Tax Contest”), Weatherford shall have the right, at its sole cost and expense, upon notice to the Acquiror, to control or participate in such Tax Contest to the extent such Retained Tax is for a Pre-Closing Tax Period and Weatherford shall have the right, at its sole cost and expense, upon notice to the Acquiror, to participate in such audit or proceedings to the extent such Retained Tax is for a Straddle Period. Acquiror shall not settle or abandon, or allow any Target Company or other Affiliate to settle or abandon a Tax Contest (whether or not Weatherford controls or participates in such Tax Contest) without the prior written consent of Weatherford, which consent shall not be unreasonably withheld., conditioned or delayed Notwithstanding the foregoing, Weatherford (or its designee) shall solely control any audit or other proceedings relating to a Retained Tax that is imposed on Weatherford or any Seller and any audit or other proceedings relating to any Tax with respect to any consolidated, combined, or unitary group the common parent of which is Weatherford or any Seller or any affiliate of Weatherford (excluding any such group that consists solely of Target Companies). With respect to any Tax Contest or any audit or other proceeding that Weatherford controls pursuant to this Section 6.5(b), Weatherford shall not settle or abandon, or allow any Seller or other Affiliate to settle or abandon such Tax Contest or audit or other proceeding without the prior written consent of Acquiror, which consent shall not be unreasonably withheld, conditioned or delayed.
6.6    Tax Refunds. All refunds for any Retained Taxes (including all refunds of any Target Company for a Pre-Closing Tax Period) (whether in the form of cash received or a credit or offset against Taxes otherwise payable) to the extent not included in the Closing Working Capital Balance shall be for the benefit of Weatherford. To the extent that Acquiror, the Target Companies or any of the Buyers or any of their Affiliates receive a refund that is for the benefit of Weatherford, Acquiror shall pay the amount of such refund (and any interest received from the Taxing Authority with respect to such refund) to an account or accounts designated by Weatherford. The amount due to Weatherford shall be payable ten (10) days after receipt of the refund from the applicable Taxing Authority (or, if the refund is in the form of a credit or offset, ten (10) days after the due date of the Return claiming such credit or offset). If the aggregate amount of Tax accruals and reserves included in the Closing Working Capital Balance, as finally determined, exceeds the aggregate amount of Taxes actually paid after the Closing by Acquiror or the Target Companies or any of their affiliates to Taxing Authorities for Pre-Closing Tax Periods, the excess shall be treated as a refund of Taxes. Acquiror shall, and shall cause its Affiliates, to take all commercially reasonable actions requested by Weatherford to timely claim any refunds that will give rise to a payment under this Section 6.6. All payments under this Section 6.6 shall be treated for Tax purposes as adjustments to the Purchase Price to the extent permitted under applicable Law and shall be allocated as provided in Section 2.5.
ARTICLE VII
EMPLOYEES AND EMPLOYEE BENEFIT PLANS
7.1    Employment of Asset Sellers’ Employees.
(a)    Subject to the terms of the Transition Services Agreement, Weatherford will, and will cause its Affiliates and each Asset Seller and each of its and their respective Affiliates to, cause the Employees employed by an Asset Seller or any other Weatherford Affiliate (other than a Target Company) to be available for hire by Acquiror or the Buyers. To the extent permitted by applicable Law, Weatherford will, and will cause each Asset Seller or other Weatherford Affiliate (other than the Target Companies) to, make available to Acquiror such information relating to the Employees as Acquiror may reasonably request in connection with the hiring of such individuals by Acquiror or Buyer. For a period of eighteen months from the Closing Date, Weatherford will not, and will not permit any of its Affiliates to, directly or indirectly solicit, offer to employ, employ or retain the services of, or otherwise interfere with the relationship of any Buyer or its Affiliate with, any Transferred Employee; provided, that Weatherford shall be permitted to hire for employment any Transferred Employee who is involuntarily terminated by Acquiror or any of its Affiliates following the Closing; and provided, further that the phrase “solicit for employment” shall not be deemed to include general solicitations of employment not specifically directed toward any Transferred Employees (whether through advertisements, recruiting firms that aren’t specifically targeting any Transferred Employees or other means).
(b)    Effective as of the Closing Date and subject to the terms of the Transition Services Agreement, Acquiror will, or will cause each applicable other Buyer or its Affiliate to, offer employment to the Employees listed on Schedule 7.1 on terms that, and for a period of one year after the Closing Date, provide for reasonably comparable positions and with base wages or salaries, bonus opportunities and other employee benefits (other than defined benefit pension plans and equity-based plans) that are substantially similar in the aggregate to those currently provided to such Employees by Weatherford or its Affiliates. For the avoidance of doubt, the parties acknowledge that Acquiror will not offer any equity-based plans relating to Weatherford or any of its Affiliates. “Transferred Employees” means those Employees of the Asset Sellers or other Weatherford Affiliate (other than a Target Company) who accept Acquiror’s or Buyer’s offer of employment and commence employment with Acquiror or Buyer, or who are employees of any of the Target Companies on the Closing Date.
(c)    Neither Acquiror nor its Affiliates shall have responsibility for (i) Liabilities in respect of any Employees who do not become Transferred Employees or (ii) Liabilities for Transferred Employees to the extent that such Liabilities arose or existed prior to the time the Transferred Employee became employed by Acquiror or one of its Affiliates, except as otherwise provided in this Agreement, including under this Section 7.1(c) and Section 2.3.
(d)    Weatherford and its Affiliates shall be solely responsible for funding and/or paying any benefits under all of the Employee Plans, including any termination benefits and other employee entitlements accrued under any Employee Plan, and neither Acquiror nor any of its Affiliates shall have any Liabilities with respect to any Employee or Employee Plan or any claim thereof or related thereto, except to the extent expressly provided in this ARTICLE VII or reflected in the Closing Working Capital Balance with respect to the Transferred Employees. From and after the Closing, Weatherford shall remain solely responsible for any and all Liabilities in respect of the Employees, including the Transferred Employees and their beneficiaries and dependents, relating to or arising in connection with or as a result of (i) the employment or the actual or constructive termination of employment of any such Employee by any Asset Seller or other Weatherford Affiliate (other than the Target Companies), or (ii) the participation in or accrual of benefits or compensation under, or the failure to participate in or to accrue compensation or benefits under, any Employee Plan or other employee or retiree benefit or compensation plan, program, practice, policy, agreement or arrangement of any Asset Seller or other Weatherford Affiliate (other than the Target Companies) prior to the Closing except, in any such case, to the extent any such Liability is specifically assumed by any Buyer pursuant to this ARTICLE VII. Each of Lubrizol and Weatherford agree and shall abide by the terms and conditions of that certain letter agreement dated November 29, 2014 relating to payments to certain employees of Integrity Delaware, LLC.
(e)    Acquiror will, or will cause each applicable other Buyer to, cause each Transferred Employee to be credited with service as of the Closing Date for all purposes under each of such Acquiror’s employee benefit plans to the extent such Transferred Employee’s service with the Asset Sellers or other Weatherford Affiliate (other than the Target Companies) prior to the Closing Date was so credited for all purposes other than benefit accrual under a defined benefit pension plan, provided that the foregoing shall not apply to the extent it would result in a duplication of benefits.

(f)    The Employees listed on Schedule 7.1(f) as updated prior to the Closing Date are not actively at work on the Closing Date (each, an “Inactive Employee”) and shall not, as of the Closing Date, be Transferred Employees. Weatherford represents and warrants that Schedule 7.1(f) as of the date of this Agreement lists, and as of the Closing Date will list, each Inactive Employee’s name, title, reason for absence and expected return date. Weatherford and its Affiliates shall be liable for, and shall hold Acquiror, the other Buyers and their respective Affiliates harmless from and against all Liabilities in respect of any Inactive Employee. In the event that an Inactive Employee returns to work at any time during the ninety (90) day period following the Closing, subject to the terms of the Transition Services Agreement, Acquiror or another Buyer or its Affiliate shall offer employment to such individual, and if he or she accepts such employment he or she shall be a Transferred Employee upon the date he or she begins employment with Acquiror or one of its Affiliates for purpose of this Agreement.
(g)    After the Domestic Closing, Weatherford shall cause all of the payment obligations for the amounts described in Section 2.4(m) to be discharged with respect to the applicable Employees in accordance with the contracts, agreements, arrangements or policies, as applicable, that give rise to such obligations.
7.2    Defined Contribution Plan. Subject to the terms of the Transition Services Agreement, Acquiror shall, or shall cause the applicable Buyer to, cause a qualified defined contribution retirement plan in which the Transferred Employees will be participants following the Closing Date to accept a rollover contribution from the Weatherford International, LLC 401(k) Savings Plan (the “Seller 401(k) Plan”) from any Transferred Employee who elects to make such a contribution.
7.3    Welfare and Fringe Benefit Plans. Subject to the terms of the Transition Services Agreement, Acquiror shall, or shall cause the other Buyers to, provide the Transferred Employees and their dependents and beneficiaries coverage under any welfare and fringe benefit plans, programs, policies or arrangements established by Acquiror or the other Buyers for such Transferred Employees (the “Transferred Employee Welfare Benefit Plans”) effective as of each Transferred Employee’s first day of employment with Acquiror or the Buyers. In connection therewith, the Acquiror shall use commercially reasonable efforts to cause each of the Transferred Employee Welfare Benefit Plans, subject to the approval of any applicable insurance carrier, to (i) recognize the co-payments and deductible expenses of the Transferred Employees and their eligible dependents and (ii) waive all pre-existing condition exclusions and limitations of the Transferred Employees and their eligible dependents. Subject to the terms of the Transition Services Agreement, Weatherford and its Affiliates shall provide Acquiror with information pertaining to the hire date, recognized credited service amount, seniority date and participation, vesting and, as applicable, benefit accrual period of service, deductible and out-of-pocket amounts for each of the Transferred Employees.

7.4    No Third Party Beneficiaries. Nothing express or implied by this Agreement shall confer upon any Employee, or legal representative thereof, any rights or remedies, including any right to employment or benefits for any specified period, of any nature or kind whatsoever, under or by reason of this Agreement. In no event shall the terms of this Agreement be deemed to: (i) establish, amend, or modify any Employee Plan; (ii) alter or limit the ability of Weatherford or any of its Affiliates to amend, modify or terminate any Employee Plan or alter or limit the ability of Acquiror or any of its Affiliates to amend, modify or terminate any other benefit or employment plan, program, agreement or arrangement after the Closing Date; or (iii) confer upon any current or former employee, officer, director or consultant of the Business, including any Employee, any right to employment or continued employment or continued service with the Business, or constitute or create an employment agreement with any employee.
7.5    Equity Based Awards. Prior to or at the Closing, Weatherford shall immediately vest and, at the option of Weatherford or its Affiliates, cancel and cash out any Transferred Employee in any outstanding stock option, performance share, restricted stock or similar equity-based compensation plan or arrangement.
7.6    Foreign National Employees. Subject to the terms of the Transition Services Agreement, Acquiror shall assume responsibility for, including the immigration-related obligations of, the foreign national employees of Weatherford US, L.P. that are identified on Schedule 7.6, subject to their obtaining proper work authorization from the Department of Homeland Security.
ARTICLE VIII
TERMINATION

8.1    Termination. This Agreement may be terminated at any time prior to the Closing Date:
(a)    by mutual agreement of Acquiror and Weatherford;
(b)    by Acquiror, on the one hand, or Weatherford, on the other hand, if the Closing has not occurred (other than as a result of the failure of any party seeking to terminate this Agreement to comply with its obligations under this Agreement) on or before (i) the first anniversary of the date of this Agreement or (ii) such later date as the parties may agree upon in writing (such applicable date specified in the preceding clauses (i) and (ii) being referred to herein as the “Outside Date”);
(c)    by Weatherford, on the one hand, or by Acquiror, on the other hand, if a material breach of this Agreement has been committed by the other party and such material breach has not been cured within 30 days after notice thereof to such other party or expressly waived in writing;
(d)    (i) by Acquiror if satisfaction of any of the conditions in Section 5.2 becomes impossible prior to the Outside Date (other than as a result of the failure of Acquiror to comply with its obligations under this Agreement), and Acquiror has not expressly waived such condition in writing on or before termination of this Agreement; or (ii) by Weatherford, if satisfaction of any of the conditions in Section 5.3 becomes impossible prior to the Outside Date (other than as a result of the failure of Weatherford, any Asset Seller or Share Seller to comply with its obligations under this Agreement), and Weatherford has not expressly waived such condition in writing on or before termination of this Agreement; or
(e)    by either Acquiror or Weatherford if there shall be any applicable Law that makes consummation of the transactions contemplated hereby illegal or otherwise prohibited or if consummation of the transactions contemplated hereby would violate any non-appealable order of any Governmental Authority having competent jurisdiction.
8.2    Effect of Termination. If this Agreement is terminated pursuant to Section 8.1, all further obligations of the parties under this Agreement will terminate; provided, however, that if this Agreement is terminated by Acquiror, on the one hand, because of the willful breach of this Agreement by Weatherford or any Asset Seller or Share Seller, or by Weatherford, on the other hand, because of the willful breach of this Agreement by Acquiror or any other Buyer, or because one or more of the conditions to the terminating party’s obligations under this Agreement is not satisfied as a result of the other parties’ willful failure to comply with any of their obligations under this Agreement, the terminating parties’ right to pursue all legal remedies will survive such termination unimpaired; provided, further, that the provisions of this Section 8.2, and ARTICLE X shall survive any termination of this Agreement.
ARTICLE IX
INDEMNIFICATION

9.1    Survival. All representations and warranties of Weatherford and Acquiror contained herein and all claims for breaches of pre-Closing covenants in ARTICLE IV shall survive until the 18-month anniversary after the Closing Date; provided, however, that the representations and warranties contained in Section 3.1.1 (Authorization), Section 3.1.2 (Corporate Status; Capitalization), Section 3.1.6 (Taxes), the first sentence of Section 3.1.11 (Title), Section 3.1.23 (Employee Benefit Plans and Related Matters), Section 3.1.24 (Brokers, Finders, etc.), Section 3.2.1 (Authorization) and Section 3.2.6 (Brokers, Finders, etc.) (collectively, the “Fundamental Representations”) and all claims for breach of any other covenant shall survive the Closing until the date that is 90 days following the expiration of the underlying statute of limitations. All claims for indemnification must be asserted within the respective survival periods set forth in this Section 9.1. Neither (a) the termination of the representations or warranties contained herein, nor (b) the expiration of the indemnification obligations described above, will affect the rights of a Person in respect of any Claim made by such Person prior to the expiration of the applicable survival period provided herein.
9.2    Indemnification.
(a)    By Weatherford. Weatherford agrees to defend, indemnify and hold harmless each of Acquiror, the other Buyers, the Target Companies (from and after the Closing) and their respective officers, directors, employees, agents, advisers, Representatives and Affiliates (collectively, the “Acquiror Indemnitees”) from and against, and pay or reimburse the Acquiror Indemnitees for, any and all claims, liabilities, obligations, losses, fines, costs, proceedings, deficiencies or damages, including reasonable out-of-pocket expenses and reasonable attorneys’ and accountants’ fees incurred in the investigation or defense of any of the same (collectively, “Losses”) resulting from:
(i)    any breach or inaccuracy of any representation or warranty made by Weatherford or its Affiliates in this Agreement, in any Foreign Acquisition Agreement as of the Closing Date as if made on and as of such date (except for representation and warranties made as of a specified date, then as of such specified date);
(ii)    any failure of Weatherford, its Affiliates, any Asset Seller or Share Seller to perform any covenant or agreement hereunder, under any Foreign Acquisition Agreement; and
(iii)    subject to the limitations set forth in Section 9.2(i), any Excluded Liabilities; and
For purposes of determining the amount of any Losses (but not for the purpose of determining the existence of any breach, misrepresentation or inaccuracy) with respect to any representation or warranty of Weatherford, any qualification as to materiality or Material Adverse Effect or words of similar import set out in any such representation or warranty shall be disregarded.
Except with respect to Fundamental Representations, Retained Taxes, Environmental Liabilities and Costs, and the items set forth on Schedules 3.1.5, 3.1.8, 3.1.9(a), 3.1.18(b), 3.1.19, 3.1.20(d), 3.1.21(b), 3.1.21(c), 3.1.21(d), and 3.1.22 (including for the avoidance of doubt, any amendments in the Schedules to this Agreement prior to Closing under Section 4.18 relating to the foregoing provisions), Weatherford shall not be required to indemnify the Acquiror Indemnitees with respect to any claim for indemnification pursuant to (i) Section 9.2(a)(i) unless and until the aggregate amount of all claims against Weatherford under such clause exceed $7,500,000 less the Incurred Pre-Closing Contract Liabilities or (ii) Section 9.2(a)(iii) unless and until the aggregate amount of all claims against Weatherford under such clause exceed $3,000,000 less the Incurred Pre-Closing Contract Liabilities (the “Deductible”), and with respect to each of clauses (i) and (ii), only for such excess amount. Except with respect to Fundamental Representations, Weatherford shall not be obligated to provide indemnification in excess of fifteen percent (15%) of the Purchase Price for all indemnifiable claims under Section 9.2(a)(i). Except with respect to Fundamental Representations, no claim for indemnification may be made pursuant to Section 9.2(a)(i) for any individual item where the claim for Losses related thereto, aggregated with all claims arising out of the same or similar facts or circumstances, is less than $50,000, and if such claim (as so aggregated) does not exceed such amount, the amount of such claim shall not be taken into account in determining whether, or to the extent to which, the Deductible has been exceeded. Except with respect to Section 9.2(a)(iii), the aggregate liability of Weatherford to the Acquiror Indemnitees under Section 9.2(a) shall not exceed seventy-fifty percent (75%) of the Purchase Price.
Acquiror Indemnitees shall not be entitled to make any claim under this Section 9.2(a) in respect of any matter to the extent that such matter has been taken into account as a liability or reduction to the final Closing Working Capital Balance determined in accordance with Section 2.6.

(b)    By Acquiror. Acquiror agrees to defend, indemnify and hold harmless each of Weatherford, Asset Sellers, the Share Sellers and their respective officers, directors, employees, agents, advisers, Representatives and Affiliates (collectively, the “Seller Indemnitees”) from and against any and all Losses resulting from:
(i)    the breach of any representation or warranty made by Acquiror or its Affiliates in this Agreement, in any Foreign Acquisition Agreement as of the Closing Date as if made on and as of such date (except for representation and warranties made as of a specified date, then as of such specified date);
(ii)    any failure of any Buyer or its Affiliates to perform any covenant or agreement hereunder, in any Foreign Acquisition Agreement;
(iii)    the Assumed Liabilities; and
(iv)    other than the Excluded Liabilities, the operation of the Business by any Buyer or any of their respective Affiliates following the Closing Date.
(c)    Exclusive Remedy. Other than (i) as set forth in Section 4.5, (ii) with respect to any claim for fraud or willful misconduct that any indemnified party may have under applicable Law, and (iii) the Ancillary Agreements, after the Closing, indemnification pursuant to this ARTICLE IX shall be the sole and exclusive remedy for the parties hereto with respect to matters arising under this Agreement of any kind or nature, including for any misrepresentation or breach of any warranty, covenant, or other provision contained in this Agreement, and the parties hereto hereby waive and release any other rights, remedies, causes of action, or claims that either of them have or that may arise against any other party with respect thereto.
(d)    Mitigation. Each party shall take all reasonable steps to mitigate any of its Losses to the extent required under applicable Laws upon becoming aware of any event which would reasonably be expected to, or does, give rise thereto, including taking such actions and pursuing claims against third parties that may be responsible or otherwise liable for such Losses. Each of the parties hereto shall reasonably cooperate with the others with respect to resolving any Losses to the extent required under applicable Laws with respect to which one party is obligated to indemnify the other party hereunder; provided, however, that such party shall not be required to make such efforts if they would be detrimental in any material respect to such party.
(e)    Notice of Claims. If a claim for Losses (a “Claim”) is to be made by a party entitled to indemnification hereunder against the indemnifying party, the party claiming such indemnification shall give written notice (a “Claim Notice”) to the indemnifying party as soon as practicable after the party entitled to indemnification becomes aware of any fact, condition or event which may give rise to Losses for which indemnification may be sought under this Section 9.2; provided, however, that the failure to provide such written notice shall not excuse the indemnifying party from any of its obligations under this Section 9.2 except to the extent (and only to the extent) that such failure shall have caused the Losses for which the indemnifying party is obligated to be greater than such Losses would have been had the indemnified party given the indemnifying party prompt notice hereunder.
(f)    Defense of Third Party Claims. If any lawsuit or enforcement action is filed by a third party against any party entitled to the benefit of indemnity hereunder with respect thereto, written notice thereof shall be given to the indemnifying party as promptly as practicable (and in any event within 15 calendar days after the service of the citation or summons). The failure of any indemnified party to give timely notice hereunder shall not affect rights to indemnification hereunder, except to the extent that the indemnifying party has been damaged by such failure as described in the proviso to Section 9.2(e). After such notice, if (1) the indemnifying party shall acknowledge in writing to the indemnified party that the indemnifying party is obligated under the terms of its indemnity hereunder to indemnify the indemnified party in connection with such lawsuit or action, and (2) such third party claim is solely for monetary losses, then the indemnifying party shall be entitled, if it elects to do so, at its own cost, risk and expense, (i) to take control of the defense and investigation of such lawsuit or action, (ii) to employ and engage legal counsel of its own choice, but, in any event, reasonably acceptable to the indemnified party, to handle and defend the same unless the named parties to such action or proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and the indemnified party has been advised by counsel that there may be one or more legal defenses available to such indemnified party that are different from or additional to those available to the indemnifying party, in which event the indemnified party shall be entitled, at the indemnifying party’s cost, risk and expense, to separate counsel of its own choosing. The indemnifying party shall not, without the written consent of the indemnified party, which shall not be unreasonably withheld, conditioned or delayed, (x) settle or compromise any Claim or consent to the entry of any judgment which does not include an unconditional written release by the claimant or plaintiff of the indemnified party from all Liability in respect of such Claim or (y) settle or compromise any Claim if the settlement imposes equitable remedies or obligations on the indemnified party other than financial obligations for which such indemnified party will be fully indemnified hereunder. No Claim which is being defended in good faith by the indemnifying party in accordance with the terms of this Agreement shall be settled or compromised by the indemnified party without the written consent of the indemnifying party, which consent shall not be unreasonably withheld, conditioned or delayed.
If the indemnifying party fails to assume the defense of such lawsuit or action within 30 calendar days after receipt of the Claim Notice or is not permitted to assume such defense pursuant to this Section 9.2(f), the indemnified party against which such lawsuit or action has been asserted will (upon delivering notice to such effect to the indemnifying party) have the right to undertake, at the indemnifying party’s cost and expense, the defense, compromise or settlement of such lawsuit or action on behalf of and for the account and risk of the indemnifying party; provided, however, that such lawsuit or action shall not be compromised or settled without the written consent of the indemnifying party, which consent shall not be unreasonably withheld, conditioned or delayed. If the indemnified party settles or compromises such lawsuit or action without the prior written consent of the indemnifying party, the indemnifying party will bear no Liability hereunder for or with respect to such lawsuit or action unless the indemnifying party unreasonably withheld, conditioned or delayed its consent. In the event either party assumes the defense of a particular lawsuit or action in the manner contemplated above, the party assuming such defense will keep the other party reasonably informed of the progress of any such defense, compromise or settlement. The indemnifying party shall be liable for any settlement of any action effected pursuant to and in accordance with this Section 9.2 and for any final judgment (subject to any right of appeal), and the indemnifying party agrees to indemnify and hold harmless the indemnified party from and against any Losses by reason of such settlement or judgment. Each of the parties hereto shall reasonably cooperate with the other party to allow the other party to fulfill its indemnification obligations under this Agreement, including by making available employees with knowledge, and documentation, relevant to the indemnifiable claim, provided that the indemnifying party shall be liable for the indemnified party’s out-of-pocket expenses in this regard. To the extent of any conflict between the provisions of this Section 9.2(f) and the provisions of Section 6.5 with respect to a Tax Contest, the provisions of Section 6.5 shall control.
(g)    Additional Agreements. (A) To the extent that any Losses that are subject to indemnification under this Agreement are covered by insurance, the amount of any indemnity payment shall be net of the Net Proceeds of any insurance policy paid to the indemnified party with respect to such Losses, (B) any indemnification under this Agreement shall be decreased by the amount of any Tax Benefit and (C) any Losses that are subject to indemnification under this Agreement shall be decreased to the extent that such Losses are reflected as a reserve or accrual in the Closing Working Capital Balance. For purposes of this Section 9.2(g), “Net Proceeds” shall mean the insurance proceeds actually recovered under the applicable insurance policy, less any expenses of recovery, deductibles, and/or co-payments. If any amounts are reimbursed under insurance coverage subsequent to indemnification under this ARTICLE IX, the indemnified party shall reimburse the indemnifying party in an amount equal to the amounts subsequently received by the indemnified party or its Affiliates under insurance coverage (net of the expenses of recovery). For purposes of this Section 9.2(g), to the extent a Tax Benefit is not realized in the year in which the indemnity payment is required to be made, the indemnified party (or any Affiliate thereof) shall pay to the indemnifying party (or any Affiliate thereof) the amount of such Tax Benefit when it is realized. Losses shall be determined after taking into account any indemnity, contribution or other similar payment actually received by the indemnified party from any third party with respect thereto, less any costs and expenses incurred by the indemnified party in connection therewith, including an obligation to reimburse the indemnifying party in an amount equal to the amount subsequently received by the indemnified party or its Affiliates from any third party (net of the costs and expenses incurred by the indemnified party or its Affiliates in connection with any such recovery).
(h)    Certain Losses. In no event shall an indemnifying party be liable for indirect, punitive, special or consequential Losses sustained or claimed by an indemnified party except to the extent such Losses arise from a third party Claim.
(i)    Certain Environmental Matters. Weatherford shall have no obligation under Section 9.2(a)(i) with respect to a breach of a representation and warranty set forth in Section 3.1.21, and no obligation under Section 9.2(a)(iii) with respect to any Environmental Liabilities and Costs, to indemnify, defend and hold harmless Acquiror Indemnitees from and against any Losses arising in connection therewith to the extent that such Losses (1) result from (i) a change in the current use of a Real Property from industrial use to non-industrial commercial or residential use, or from non-

industrial commercial use to residential use, or (ii) an investigation of environmental conditions on any Real Property involving physically invasive testing procedures such as soil and groundwater sampling, undertaken by or for Acquiror Indemnitees, other than any such investigation (A) required under applicable Environmental Law, (B) required by any order issued under an Environmental Law or pursuant to a written request by a Governmental Authority with authority under an Environmental Law to order such action (provided such written request has not been solicited by, or on behalf of Acquiror Indemnitees), (C) reasonably determined by Acquiror in good faith to be necessary in connection with any construction, maintenance or repair activity at any Real Property where such construction, maintenance or repair does or would reasonably be expected to require access to, or disturbance of, soil or groundwater or (D) a required action with respect to any third party Claim, or (2) result from Response Actions that are inconsistent with the standard of care set forth in the following sentence. Response Actions shall be conducted in a reasonable and cost effective manner, to standards applicable to the current use of properties and, to the extent applicable to that particular site, may include the use of risk-based cleanup standards, natural attenuation and deed restrictions to obtain closure where appropriate and available. After the Closing Date, Acquiror shall exercise due care with respect to mitigate the extent of any Release and the related response costs.
(j)    Tax Treatment. Any indemnity payment made under this ARTICLE IX shall be treated for Tax purposes as an adjustment to the Purchase Price to the extent permitted by applicable Law and shall be allocated as provided by Section 2.5.
ARTICLE X
DEFINITIONS, MISCELLANEOUS

10.1    Definition of Certain Terms. The terms defined in this Section 10.1, whenever used in this Agreement (including in the Schedules), shall have the respective meanings indicated below for all purposes of this Agreement. All references herein to a Section, Article or Schedule are to a Section, Article or Schedule of or to this Agreement, unless otherwise indicated.
“Accountants” has the meaning set forth in Section 2.6(b).
“Acquired Companies” has the meaning set forth in the second WHEREAS clause of this Agreement.
“Acquiror” has the meaning set forth in the first paragraph of this Agreement.
“Acquiror Indemnitees” has the meaning set forth in Section 9.2(a).
“Acquiror Prepared Returns” has the meaning set forth in Section 6.4(b).
“Affiliate” means a Person that directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the first Person. “Control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a person, whether through the ownership of voting securities, by contract, as trustee or executor, or otherwise.

“Aggregate Pre-Closing Contract Liability Amount” means an aggregate amount of $1,000,000 for all Liabilities incurred by Acquiror and its Affiliates pursuant to Section 2.3(a)(ii)(y) and Section 2.3(a)(iii)(y), taken together as a whole.
“Agreement” means this Acquisition Agreement, including the Schedules hereto.
“Ancillary Agreements” means the Foreign Acquisition Agreements and the agreements and other documents and instruments described in Section 5.2(e) and all other agreements to be executed pursuant to the terms hereof.
“Annual Financial Statements” has the meaning set forth in Section 3.1.4(a).
“Asset Sellers” has the meaning set forth in the second WHEREAS clause of this Agreement.
“Assets” has the meaning set forth in Section 1.1.
“Assigned Contracts” has the meaning set forth in Section 1.1.
“Assumed Liabilities” has the meaning set forth in Section 2.3(a).
“Assumed Taxes” means (i) any Taxes relating to the Assets or Business for any Post-Closing Tax Period (or portion of any Straddle Period beginning on the day after the Closing Date); (ii) any Taxes of any Target Company for any Post-Closing Tax Period (or portion of any Straddle Period beginning on the day after the Closing Date); (iii) Taxes to the extent accrued as a liability in the Closing Working Capital Balance; and (iv) Taxes to the extent resulting from any transaction engaged in by any Target Company on the Closing Date but after the Closing that is outside of the normal course of business and not contemplated by this Agreement. Notwithstanding the foregoing sentence, Assumed Taxes shall exclude Transfer Taxes and VAT and GST Taxes (which, in each case, are governed by Section 6.2).
“Assumption Agreement” has the meaning set forth in Section 2.3(b).
“Balance Sheet Assets” has the meaning set forth in Section 1.1.
“Business” means collectively the Engineered Chemistry Business and the Integrity Business.
“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York City or Houston, Texas are authorized or required to close.
“Buyers” has the meaning set forth in the third WHEREAS clause of this Agreement.

“Canadian Product Regulatory Audit” means an ongoing informal self-audit conducted by Weatherford and its Affiliated entities related to compliance with Canadian Laws with respect to certain Product Regulatory Data and Product Regulatory Filings for products and materials (i) supplied by Weatherford and its Affiliated entities from the United States to Canada or (ii) manufactured by Weatherford and its Affiliated entities in facilities located within Canada.
“Capital Stock” means (a) with respect to any Person that is a corporation, any and all shares, interests, participation or other equivalents (however designated and whether or not voting) of corporate stock, including the common stock of such Person and (b) with respect to any Person that is not a corporation, any and all partnership interests, membership interests or other equity interests of such Person.
“Cash” and “Cash Equivalents” means all cash, cash equivalents and marketable securities on hand.
“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. § 9601 et seq.
“Claim” has the meaning set forth in Section 9.2(e).
“Claim Notice” has the meaning set forth in Section 9.2(e).
“Closing Date” has the meaning set forth in Section 2.1.
“Closing Date Balance Sheet” has the meaning set forth in Section 2.6(a).
“Closing Purchase Price” has the meaning set forth in Section 2.2.
“Closing Statement” has the meaning set forth in Section 2.6(a).
“Closing Working Capital Balance” has the meaning set forth in Section 2.6(a).
“Closings” means the Domestic Closing and the Foreign Closings.
“Code” means the Internal Revenue Code of 1986, as amended.
“Commissioner of Competition” means the Commissioner under the Competition Act or any Person duly authorized to exercise the powers of the Commissioner of Competition;
“Competition Act” means the Competition Act (Canada);
“Competition Act Approval” means (i) receipt by the Acquiror of an advance ruling certificate issued by the Commissioner of Competition under Section 102(1) of the Competition Act with respect to the transactions contemplated by this Agreement on conditions satisfactory to the Acquiror, acting reasonably; or (ii) both of the (A) expiry, waiver or termination of the waiting period, including any extension of such waiting period, under Section 123 of the Competition Act or the waiver of the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act in accordance with Section 113(c) of the Competition Act, and (B) receipt by the Acquiror of a No-Action Letter from the Commissioner of Competition on terms satisfactory to Acquiror, acting reasonably.
“Consent” means any consent, approval, authorization, waiver, permit, grant, franchise, concession, agreement, license, exemption or order of, registration, certificate, clearance, confirmation, exemption, certification, variance, designation, qualification, accreditation, declaration or filing with, or report or notice to, any Person, including any Governmental Authority.
“Contracts” has the meaning set forth in Section 3.1.12(a).
“Debt” means (i) capital leases and (ii) indebtedness for borrowed money from third party lending sources.
“Decree” means any judgment, decree, ruling, injunction, assessment, attachment, undertaking, award, charge, writ, code, regulation, rule, executive order, administrative order or any other restriction or any other order of any Governmental Authority.
“Deductible” has the meaning set forth in Section 9.2(a).
“Dispute” has the meaning set forth in Section 10.5(e).
“Domestic Assets” means the Assets other than the Foreign Assets.
“Domestic Closing” has the meaning set forth in Section 2.1.
“Domestic Operation” means the Operations of the Business other than the Foreign Operations.
“Domestic Shares” means the Shares.
“Employee Plan” has the meaning set forth in Section 3.1.23(a).
“Employees” has the meaning set forth in Section 3.1.23(a).
“Engineered Chemistry Business” means the business conducted by Weatherford and its Affiliates consisting of the research and development, designing, formulating, improving, manufacturing, producing, selling, distributing and marketing of proprietary and customized chemical solutions for drilling, completion, production, intervention, refining, water treatment as well as certain industrial processes on a worldwide basis to integrated oil and gas companies, independent oil and gas companies, national oil and gas companies, oil and gas service companies and pressure pumping companies and involve stimulation chemicals (fracturizing and acidizing), cementing chemicals, production intermediates, drilling fluid additives, and workover and completion fluids. For avoidance of doubt, neither (i) the business conducted by the India JV, and its subsidiaries nor (ii) the Pressure Pumping Business, shall constitute or comprise any part of the Engineered Chemistry Business.

“Environmental Law” means any applicable foreign, federal, state or local law, statute, ordinance, rule, regulation, order, notice requirement or other requirement of law (including common law) regulating or pertaining to human health (from an environmental standpoint), natural resources, the environment, or to the reporting, permitting, storage, treatment, generation, transport, discharge, release, threatened release or disposal of Hazardous Substances, including (i) CERCLA (including as amended pursuant to the Superfund Amendments and Reauthorization Act of 1986), and regulations promulgated under CERCLA, (ii) the Federal Water Pollution Control Act, (iii) the Clean Air Act, (iv) the Toxic Substances Control Act, (v) the Occupational Safety and Health Act, (vi) the Emergency Planning and Community Right‑to‑Know Act of 1986, (vii) the Safe Drinking Water Act, (viii) the Hazardous Materials Transportation Act, (ix) the Federal Insecticide, Fungicide and Rodenticide Act (x) the Oil Pollution Act of 1990, the Resources Conservation and Recovery Act of 1976 (42 U.S.C. §§ 6901 et seq.), as amended from time to time (“RCRA”), and regulations promulgated under RCRA, and (iii) the Federal Water Pollution Control Act (U.S.C.A. § 9601 et m.), and any similar or implementing state or local Law, and any non‑U.S. Laws and regulations of similar import as amended and regulations promulgated under its authority.
“Environmental Liabilities and Costs” means all Losses imposed by, under or pursuant to Environmental Laws, including all Losses related to Remedial Actions, and all fees, disbursements and expenses of counsel, experts, personnel and consultants based on, arising out of or otherwise in respect of: (i) the ownership or operation prior to the Closing Date of the Business, the Real Property or Other Leases or any other real properties, assets, equipment or facilities, or any properties or assets currently or formerly owned, leased or used by any Asset Seller in connection with the Business or any Target Company, or any of their predecessors or Affiliates (including Losses arising out of any offsite disposal prior to Closing by or on behalf of Weatherford or its Affiliates of Hazardous Substances); (ii) the environmental conditions existing prior to the Closing Date on, under, above, about or emanating from any Real Property or any other real properties, assets, equipment or facilities currently or previously owned, leased, operated or used by any Asset Seller in connection with the Business or by any Target Company, or any of their predecessors or Affiliates; and (iii) subject to Section 9.2(i), expenditures necessary to cause any Real Property or any aspect of the Business to be in compliance with any and all requirements of applicable Environmental Laws as of the Closing Date.
“Environmental Permits” means any foreign, federal, state or local permit, license, registration, consent, order, administrative consent order, environmental impact assessment, certificate, approval or other authorization with respect to Weatherford and each Asset Seller with respect to the Business and the Target Companies necessary for the conduct of the Business as currently conducted under any Environmental Law.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means any Person that for purposes of Title I or Title IV of ERISA or Section 412 of the Code would be deemed at any relevant time to be a “single employer,”

or would otherwise be aggregated with, any of the Asset Sellers or Target Companies under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.
“Excluded Assets” has the meaning set forth in Section 1.2.
“Excluded Liabilities” has the meaning set forth in Section 2.4.
“Export/Import Control Requirements” means any Law imposing economic sanctions of any kind (whether or not limited to exports), any Law restricting or controlling exports, and any Law prohibiting cooperation with any boycott maintained by another country or group of countries any Law governing the importation or exportation of product, technology or services or related to international trade, including import and export Laws, free trade agreements and duty recovery and deferral programs (including duty drawback).
“FCPA” has the meaning set forth in Section 3.1.16(a).
“Financial Statements” has the meaning set forth in Section 3.1.4(a).
“Foreign Acquisition Agreements” means an asset purchase agreement relating to an Asset Seller of Foreign Assets substantially in the form of Exhibit A.
“Foreign Assets” means those Assets which are owned or used in connection with any Foreign Operation.
“Foreign Closings” has the meaning set forth in Section 2.1.
“Foreign Operation” means any Operation of the Business conducted by any Target Company or the Asset Sellers outside of the United States.
“Fundamental Representations” has the meaning set forth in Section 9.1.
“GAAP” means generally accepted accounting principles as in effect in the United States as of the relevant date.
“Governmental Approval” means any Consent of, with or to any Governmental Authority, including but not limited to approval under the HSR Act and Competition Act Approval.
“Governmental Authority” means any nation or government, any state or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any government authority, agency, department, board, court, regulatory or administrative agency, commission or instrumentality of the United States, any State of the United States or any political subdivision thereof or any other nation, government, or state, and any tribunal or arbitrator(s) or arbitration authority of competent jurisdiction, and any self-regulatory organization.
“Governmental Investigation” means an investigation by a Governmental Authority for the purpose of imposing criminal or significant civil sanctions on Weatherford or any

Affiliates with respect to the Business or on a Target Company, or any set of facts or circumstances that could reasonably be expected to form the basis for any such investigation.
“Hazardous Substances” means any substance, material, chemical, compound, product, pollutant or contaminant that: (i) is or contains asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls, petroleum or petroleum-derived substances or wastes, radioactive materials, (ii) requires investigation, removal or remediation under any Environmental Law, or is defined, listed or identified as a “hazardous waste” or “hazardous substance” thereunder, or (iii) is toxic, explosive, corrosive, flammable, infectious, radioactive, carcinogenic, mutagenic, or otherwise hazardous and is regulated by any Governmental Authority or Environmental Law.
“HSR Act” means the Hart-Scott-Rodino Anti-trust Improvements Act of 1976, as amended.
“Improper Payment Laws” has the meaning set forth in Section 3.1.16(a).
“Inactive Employee” has the meaning set forth in Section 7.1(f).
“Incurred Pre-Closing Contract Liabilities” means the total amount of all Liabilities incurred by Acquiror and its Affiliates pursuant to Section 2.3(a)(ii)(y) and Section 2.3(a)(iii)(y), taken together as a whole.
“India JV” has the meaning set forth in Section 4.21.
“Integrity Business” means the business conducted by Integrity Delaware, LLC, including the research and development, designing, formulating, improving, manufacturing, producing, selling, distributing and marketing of drilling, fracking, workover and completion fluids primarily to wholesale customers in the oil and gas market primarily within the United States. For avoidance of doubt, neither (i) the business conducted by the India JV, and its subsidiaries nor (ii) the Pressure Pumping Business, shall constitute or comprise any part of the Integrity Business.
“Intellectual Property” means any and all United States and foreign: trademarks, service marks, trade names, trade dress, domain names, social media identifiers, proprietary indicia, and profiles, copyrights in both published and unpublished work, and similar rights, the United States and foreign letters patent (including provisionals, PCT filings, design patents, industrial designs and utility models) and patent applications (including docketed patent disclosures awaiting filing, reissues, revisions, divisions, continuations, continuations-in-part, extensions and re-examinations), patent, disclosures awaiting filing determination, and improvements thereto, and inventions (whether patentable or unpatentable and whether or not reduced to practice), and improvements thereto, processes, designs, formulae, trade secrets, know-how, ideas, research and development, manufacturing and production processes and techniques, methods, technical data and data bases, business plans and materials, customer lists, concepts, advertising materials, catalogues, price lists, mailing lists, lists of customers, distribution lists, production data, sales and promotional materials, purchasing materials, manufacturing and quality control records and procedures, blueprints, research and development files, records, financial books and records, data and laboratory books, disclosures and open sales order files, copyrightable works, engineering notebooks, confidential information, software, firmware, algorithms, source code, object code, or human readable form, Internet Web sites, mask works and other semiconductor chip rights and applications, registrations and renewals thereof, and all similar intellectual property rights (including moral rights), Product Regulatory Data, Product Regulatory Filings and registrations and applications to register or renew the registration of any of the foregoing and all goodwill related thereto, and all rights to sue for and remedies against past, present and future infringements of any or all of the foregoing and rights of priority and protection of interests therein under the laws of any jurisdiction, tangible embodiments of any of the foregoing (in any medium including electronic media), and licenses of any of the foregoing.
“Intellectual Property Assets” has the meaning set forth in Section 1.1(f).
“Interim Financial Statements” has the meaning set forth in Section 3.1.4(a).
“Inventories” has the meaning set forth in Section 1.1(b).
“IRS” means the Internal Revenue Service.
“knowledge” means, with respect to Weatherford, the actual knowledge of Matthew Samuel, Sanjay Desai, William Duncan, Krishna Shivram, Richard Warren, Charles Johnson, Todd Gaddie, Wesley Nathans, Clayton Smith, Stanley Cardoza, Tony Haslegrave, Rocky Jones and John Palreiro.
“Laws” means all statutes, rules, codes, regulations, restrictions, ordinances, orders, decrees, approvals, directives, judgments, injunctions, writs, awards, treaties, and decrees of, or issued by, all Governmental Authorities.
“Leased Real Property” means each parcel of real property that is leased, subleased, or otherwise occupied pursuant to the Leases.
“Leases” means the real property leases, subleases, licenses and occupancy agreements primarily related to the Business or the Assets and pursuant to which Weatherford or any Asset Seller or a Target Company is the lessee, sublessee, licensee or occupant.
“Liabilities” means any debt, liability, commitment or obligation (whether direct or indirect, known or unknown, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due), and including all costs and expenses relating thereto.

“Licensed Intellectual Property” means all Intellectual Property that is used or held for use in connection with the Business and is not owned by Weatherford or any Asset Sellers or a Target Company.
“Lien” means any mortgage, pledge, hypothecation, claim, security interest, encumbrance, lease, sublease, license, occupancy agreement, adverse claim or interest, easement, covenant, encroachment, burden, title defect, title retention agreement, voting trust agreement, option, lien, right of first refusal, charge or other restrictions or limitations of any nature.
“Losses” has the meaning set forth in Section 9.2(a).
“Lubrizol” has the meaning set forth in the first paragraph of this Agreement.
“LZ” has the meaning set forth in the first paragraph of this Agreement.
“Marked Materials” has the meaning set forth in Section 4.7.
“Material Adverse Effect” means any circumstance, change in, or effect on the Business, individually or in the aggregate with any other circumstances, changes in or effects on the Business, (i) that is or would be reasonably likely to be materially adverse to the Business, operations, assets or Liabilities, results of operations or the financial condition of the Business taken as a whole or (ii) that does or would be reasonably likely to materially impair or delay the ability of Weatherford or its Affiliates to perform their obligations under this Agreement and to consummate the transactions contemplated hereby, provided, however, that “Material Adverse Effect” shall not include the effect of any circumstance, change in, or effect to the extent arising out of or resulting from (a) the markets in which the Business generally operates, (b) general economic or political conditions (including those affecting the securities markets and changes in foreign exchange rates), (c) any change arising in connection with acts of war (whether or not declared), sabotage or terrorism, military actions or the escalation thereof or other force majeure events occurring after the date hereof, (d) any changes in applicable Law or accounting rules, or (e) any action taken at the request of Acquiror; provided further, however, that in the case of clauses (a)-(d) there shall not be a disproportionate effect on the Business.
“Material Waiver” means a waiver by Weatherford, any Asset Seller, any Share Seller or any Target Company, as applicable, which waiver will result in Acquiror, any Buyer, or any Target Company, as applicable, either (a) receiving less consideration under the Contract in any material amount than would have been received without the waiver, or (b) incurring greater liability in any material respect under the Contract than would have been incurred without the waiver.
“Negotiation Representatives” has the meaning set forth in Section 10.5(e).
“Net Proceeds” has the meaning set forth in Section 9.2(g).

“Net Working Capital” means the following with respect to the Business:
(i)    with respect to the Target Companies, total current assets but excluding cash, deferred income tax assets and intercompany receivables, plus
(ii)    with respect to the Asset Sellers, inventory and accounts receivable, minus
(iii)    with respect to the Target Companies, current liabilities but excluding income taxes and intercompany liabilities, and minus
(iv)    with respect to the Asset Sellers, accounts payable.
Net Working Capital shall be calculated in U.S. dollars.
“No-Action Letter” means written confirmation from the Commissioner of Competition that he does not, at that time, intend to make an application under Section 92 of the Competition Act in respect of the transactions contemplated by this Agreement;
“Non-Competition Covenant” means the covenant of Weatherford set forth in Section 4.5 of this Agreement.
“Non-U.S. Plan” has the meaning set forth in Section 3.1.23(c).
“Operation” means each portion of the Business conducted by Weatherford, any Asset Sellers or a Target Company.
“Ordinary Course of Business” means the ordinary and usual course of normal day-to-day operations of the Business, as conducted by the Asset Sellers or the Target Companies, through the date hereof consistent with past practice.
“Other Leases” means the leases, subleases, licenses and occupancy agreements primarily relating to the Business pursuant to which any Asset Seller or a Target Company is a lessor, sublessor or licensor of any part of the Real Property.
“Outside Date” has the meaning set forth in Section 8.1(b).
“Owned Intellectual Property” means all Intellectual Property that is owned by Weatherford or any Asset Sellers with respect to the Business or by a Target Company.
“Owned Real Property” means the real property owned by Weatherford and its Affiliates relating to the Business, together with all other structures, facilities, improvements and fixtures presently or hereafter located thereon attached or appurtenant thereto and all easements, licenses, rights, rights-of-way and appurtenances relating to the foregoing other than Owned Real Property included in Excluded Assets.
“Permitted Liens” means (i) Liens with respect to Liabilities reserved against on the Annual Financial Statements, to the extent so reserved, (ii) Liens for Taxes not yet due and payable or which are being contested in good faith and by appropriate proceedings if adequate reserves with respect thereto are maintained on the Financial Statements in accordance with GAAP, (iii) Liens of warehousemen, mechanics, carriers, repairers and materialmen and other similar statutory Liens incurred in the Ordinary Course of Business for amounts not yet due or are being contested in good faith and adequate reserves with respect therefore are maintained on the Financial Statements in accordance with GAAP, (iv) any zoning, entitlement, conservation restriction and other land use and environmental regulations by any Governmental Authority, (v) Liens that, individually and in the aggregate, do not and could not reasonably be expected to materially detract from the value of any of the property or assets of the Business or materially interfere with the use thereof as currently used or contemplated to be used or otherwise and (vi) any lien caused by any of the Buyers.
“Person” means any natural person, firm, partnership, association, corporation, company, trust, business trust, Governmental Authority or other entity.
“Plan” means (i) any “employee benefit plan” (as such term is defined in Section 3(3) of ERISA) (including employee benefit plans, such as foreign plans and plans for directors, which are not subject to the provisions of ERISA) and (ii) all bonus, deferred compensation, incentive compensation, employment, consulting, executive compensation, severance or termination pay, retention, change in control compensation, death benefit, equity bonus, equity ownership, equity option, equity purchase, equity appreciation right, phantom equity, personnel policy, sick leave, long-term disability, post-retirement medical or life insurance plans, agreements, programs, policies or arrangements, and (iii) each other employee benefit plan, agreement program, policy or arrangement.
“Post-Closing Tax Period” means any Taxable Period, or portion thereof, that begins after the Closing Date.
“Pre-Closing Tax Period” means any Taxable Period, or portion thereof, ending on or before the Closing Date.
“Pressure Pumping Business” means the business of providing pressure pumping services on a world-wide basis to integrated oil and gas companies, independent oil and gas companies, national oil and gas companies, major and independent oil and natural gas producing companies, for the purpose of completing new oil and natural gas wells, maintain existing oil and natural gas wells, and to enhance the production of oil and natural gas from formations in reservoirs, and include cementing services and stimulation services, such a fracturing, acidizing, sand control, and nitrogen services. The Pressure Pumping Business does not include the manufacturing or sale of the chemicals and fluids produced and sold by the Engineered Chemistry Business or with respect to the United States the drilling fluids produced and sold by the Integrity Business.
“Proceeding” means any claim, demand, action, litigation, suit, audit, judgment, assessment, arbitration, notice of violation or inquiry or other proceeding, hearing or investigation by or before any court, arbitrator, mediator or other Governmental Authority.

“Product Liability—Acquiror” means other than with respect to products supplied under the Supply Agreement (which Liabilities shall be governed exclusively by the Supply Agreement), bodily injury or property damage and Losses associated therewith (a) caused by products of the Business which are manufactured by Acquiror or its Affiliates after the Closing Date or (b) occurring on or after the Closing Date with respect to any product of the Business to the extent caused by any modification, change or delivery method or other action by Acquiror or its Affiliates occurring after the Closing Date.
“Product Regulatory Data” means any data needed for regulatory filings for products of the Business, including raw materials, new chemical notifications under REACH, TSCA or other foreign equivalents; toxicology or other similar data, including read-across data and potentially relevant exposure data developed by Weatherford or its Affiliates or in conjunction with other manufacturers while participating in any relevant consortia activities; information, including analytical or toxicological data related to and necessary to substantiate product regulatory determinations, material safety data sheet and hazard label classifications; information and data submittal packages used to support product registrations or certifications with registration bodies; and information to substantiate tariff classifications and any other similar regulatory requirements.
"Product Regulatory Filings" shall mean all submissions to a Governmental Authority for products or substances, including raw materials to make the products, including but not limited to new chemical, substance, biocide or pesticide notifications and registrations under TSCA, FIFRA, Canadian new substance notifications, biocide or pesticide notifications and registrations, pre-registrations and registrations under REACH, China new substance notifications or other foreign jurisdictional equivalents.
“Prohibited Payments” means the payment of, or giving of, directly or indirectly, any bribe, rebate, payoff, influence payment, kickback or other payment or gift of money or anything of value (including meals or entertainment) to any officer, employee or ceremonial office holder of any government or instrumentality thereof, any political party or supra-national organization (such as the United Nations), any political candidate, any royal family member or any other person who is connected or associated personally with any of the foregoing that is prohibited under any applicable Law or otherwise for the purpose of influencing any act or decision of such payee in his official capacity, inducing such payee to do or omit to do any act in violation of his lawful duty, securing any improper advantage or inducing such payee to use his influence with a government or instrumentality thereof to affect or influence any act or decision of such government or instrumentality.
“Prohibited Person” means a Person with whom dealings are prohibited or restricted on account of any Export/Import Control Requirements of the United States, Canada, a European Union Member or the United Nations, including any Person or entity listed on the Specially Designated Nationals and Blocked Persons List maintained by the Office of Foreign Assets Control of the U.S. Department of Treasury.
“Purchase Price” has the meaning set forth in Section 2.2.

“Real Property” means the Owned Real Property and the Leased Real Property.
“Records” has the meaning set forth in Section 1.1(g).
“Reference Balance Sheet” means as defined in Section 3.1.4(a).
“Regulatory Law” has the meaning set forth in Section 4.11(d).
“Release” means any releasing, disposing, discharging, injecting, spilling, leaking, leaching, pumping, dumping, emitting, escaping, emptying, seeping, dispersal, migration, transporting, placing and the like, including the moving of any materials through, into or upon, any land, soil, surface water, ground water or air, or otherwise entering into the environment, and “Released” has a correlative meaning.
“Remedial Action” means all actions required under Environmental Law to (i) clean up, remove, treat or in any other way remediate any Hazardous Substances; (ii) prevent the release of Hazardous Substances so that they do not migrate or endanger or threaten to endanger public health or welfare or the environment; or (iii) perform studies, investigations and care related to any such Hazardous Substances.
“Representative” means any officer, director, principal, legal counsel, agent, employee or other representative.
“Reserved Accounts Receivable” has the meaning set forth in Section 2.6(d).
“Response Action” means any investigation, removal, monitoring, remedial or other response action taken by Acquiror or on its behalf relating to the presence of Hazardous Substances.
“Restricted Territory” has the meaning set forth in Section 4.5.
“Restrictions” has the meaning set forth in Section 4.11(d).
“Retained Contracts” has the meaning set forth in Section 1.2(i).
“Retained Tax” means (i) any Tax relating to the Assets or Business for a Pre-Closing Tax Period (or portion of a Straddle Period ending on and including the Closing Date); (ii) any Tax of any Target Company for any Pre-Closing Tax Period (or portion of a Straddle Period ending on and including the Closing Date); (iii) any Tax of any member of any combined, consolidated, or unitary Tax group that includes Weatherford or any of its Affiliates (except Taxes of another Target Company) for which the Target Company is liable under Treasury Regulation Section 1.1502-6 (or analogous provision of state, local or foreign Law), (iv) Taxes of any Target Company for which it is liable or as a transferee or successor for a Pre-Closing Tax Period (or portion of a Straddle Period ending on and including the Closing Date) resulting from a transaction engaged in by such Target Company prior to the Closing Date; and (v) Taxes of any Target Company for any Pre-Closing Tax Period (or portion of a Straddle Period ending on and including the Closing Date) for which a Target Company is liable pursuant to a contract entered into by such Target Company prior to the Closing Date. Notwithstanding the foregoing sentence, Retained Taxes shall exclude (i) VAT and GST Taxes and Transfer Taxes (which, in each case, are governed by Section 6.2); (ii) Taxes to the extent reserved for as a liability in the Closing Working Capital Balance; and (iii) Taxes to the extent resulting from any transaction engaged in by any Target Company on the Closing Date but after the Closing that is outside of the normal course of business and not contemplated by this Agreement.
“Returns” means returns, statements, reports and forms relating to Taxes that are required to be filed with any Taxing Authority.
“Sellers” means collectively the Asset Sellers and the Share Sellers.
“Seller 401(k) Plan” has the meaning set forth in Section 7.2.
“Seller Indemnitees” has the meaning set forth in Section 9.2(b).
“Share Seller” means each of Integrity Delaware Holdco, Inc., a Delaware corporation, and Weatherford U.S., L.P., a Louisiana limited partnership.
“Shares” has the meaning set forth in the fourth WHEREAS clause of this Agreement.
“Specified Assets” has the meaning set forth in Section 1.1.
“Straddle Period” means any Taxable Period that begins on or before and ends after the Closing Date.
“Subsidiaries” means each corporation or other Person in which a Person owns or controls, directly or indirectly, capital stock or other equity interests representing at least 50% of the outstanding voting stock or other equity interests.
“Supply Agreement” means that certain supply agreement between Acquiror (or one or more Buyers), as supplier, and Weatherford (or one or more of its Affiliates), as customer, substantially in the form attached hereto as Exhibit D.
“Surety Obligations” has the meaning set forth in Section 4.9.
“Target Amount” has the meaning set forth in Section 4.11(d).
“Target Companies” means the Acquired Companies and each of their respective direct and indirect Subsidiaries.
“Target Restrictions” has the meaning set forth in Section 4.11(d).
“Tax” means any federal, state, provincial, local, foreign or other income, alternative, minimum, accumulated earnings, personal holding company, franchise, Capital Stock, net worth, capital, profits, windfall profits, gross receipts, value added, sales, use, goods and services, excise, customs duties, transfer, conveyance, mortgage, registration, stamp, documentary, recording, premium, severance, real property, personal property, ad valorem, intangibles, rent, occupancy, license, occupational, employment, unemployment insurance, social security, disability, workers’ compensation, payroll, health care, withholding, estimated or other similar tax, duty, escheat or other governmental charge or assessment or deficiencies thereof (including all interest and penalties thereon and additions thereto whether disputed or not).
“Tax Benefit” means any credit or refund of Taxes actually realized by the Seller Indemnitee or the Acquiror Indemnitee, as the case may be, or any reduction actually realized in the amount of Taxes which otherwise would be owed by any Seller Indemnitee or Acquiror Indemnitee, as the case may be.
“Tax Contest” has the meaning set forth in Section 6.5(b).
“Taxable Period” means any taxable year or any other period that is treated as a taxable year (or other period, or portion thereof, in the case of a Tax imposed with respect to such other period, e.g., a quarter) with respect to which any Tax may be imposed under any applicable Law.
“Taxing Authority” means any Governmental Authority responsible for the imposition, assessment or collection of any Tax.
“TC Plans” has the meaning set forth in Section 3.1.23(a).
“Transaction Expenses” has the meaning set forth in Section 10.2.
“Transfer Taxes” has the meaning set forth in Section 6.2(a).
“Transferred Employees” has the meaning set forth in Section 7.1(b).
“Transferred Employee Welfare Benefit Plans” has the meaning set forth in Section 7.3.
“Transferred Master Agreement” means the agreements and other arrangements listed on Schedule 4.8(c).
“Transition Services Agreement” means that certain transition services agreement between Acquiror (or one or more Buyers) and Weatherford (or one or more of its Affiliates) in a form to be mutually agreed by the parties prior to the Domestic Closing based on the terms of the Transition Services Agreement attached hereto as Exhibit C.
“Treasury Regulations” means the final and temporary regulations prescribed pursuant to the Code.
“TSCA Audit” means the formal EPA audit of Weatherford commenced in January 2012 and concluded in November 2014 regarding compliance of Weatherford and its Affiliated entities with the Toxic Substances Control Act.

“Unscheduled Assets” has the meaning set forth in Section 1.1.
“Unscheduled Contracts” has the meaning set forth in Section 2.3(a)(iii).
“VAT and GST Taxes” has the meaning set forth in Section 6.2(c).
“Weatherford” has the meaning set forth in the first paragraph of this Agreement.
“Weatherford Master Agreements” means the agreements and other arrangements between Weatherford and third parties listed on Schedule 10.1(b).
“Weatherford Prepared Returns” has the meaning set forth in Section 6.4(a).
“Weatherford Subsidiaries” has the meaning set forth in the second “WHEREAS” clause of this Agreement.
“Weatherford Tax Matter” means (a) amending a Return of any Target Company for a Pre-Closing Tax Period (or Straddle Period); (b) extending or waiving the applicable statute of limitations with respect to a Tax of any Target Company for a Pre-Closing Tax Period (or Straddle Period) or other Retained Taxes; (c) filing any ruling request with any Governmental Authority that relates to Taxes or Returns of any Target Company for a Pre-Closing Tax Period (or other Retained Tax); (d) any self-assessment of any Retained Tax except in connection with the filing of a Return required by applicable Law; or (e) any disclosure to, or discussions with, any Governmental Authority regarding any Tax or Returns of any Target Company for a Pre-Closing Tax Period (or other Retained Tax), including disclosure to, or discussions with, a Governmental Authority with respect to filing Returns or paying Taxes for a Pre-Closing Tax Period in jurisdictions that any Target Company did not file a Return (or pay Taxes) for such periods.
“Working Capital Target” means $123,500,000.
10.2    Expenses. Except as provided in Sections 6.2 or 8.2, Weatherford and Acquiror shall bear their respective expenses, costs and fees in connection with the transactions contemplated hereby, including the preparation, execution and delivery of this Agreement and compliance herewith (the “Transaction Expenses”), whether or not the transactions contemplated hereby shall be consummated; provided that Acquiror shall bear the reasonable expenses of the title policies (but not the cost to cure title exceptions) and surveys referred to in Section 5.2(h) and 5.2(i).
10.3    Severability. If any provision of this Agreement, including any phrase, sentence, clause, Section or subsection is inoperative or unenforceable for any reason, such circumstances shall not have the effect of rendering the provision in question inoperative or unenforceable in any other case or circumstance, or of rendering any other provision or provisions herein contained invalid, inoperative, or unenforceable to any extent whatsoever.
10.4    Notices. All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given if (a) delivered personally, (b) mailed by first-class, registered or certified mail, return receipt requested, postage prepaid, (c) sent by next-day or overnight mail or delivery, (d) sent by telecopy (with written confirmation of transmission) or (e) sent by e-mail (with electronic confirmation of receipt).
(a)    If to Acquiror to:
The Lubrizol Corporation
c/o LZ Holding Corporation
29400 Lakeland Boulevard
Wickliffe, Ohio 44092
Facsimile No.: 440-347-5510
E-mail: sfd@lubrizol.com
Attention: General Counsel
(b)    with a copy to:
Vinson & Elkins LLP
1001 Fannin Street, Suite 2500
Houston, TX 77002
Facsimile No.: 713-615-5106
E-mail: skuperman@velaw.com
Attention: Shay Kuperman

(c)    If to Weatherford, to:
Weatherford International Ltd.
c/o Weatherford
2000 St. James Place
Houston, TX 77056
Facsimile No.: +1-713-836-5043
E-mail: Legal.M&A@Weatherford.com
Attention: General Counsel
(d)    with a copy to:
Winston & Strawn LLP
1111 Louisiana Street, 25th Floor
Houston, TX 77002
Facsimile No.: 713-651-2700
E-mail: CFerazzi@winston.com
Attention: Chris A. Ferazzi
or, in each case, at such other address as may be specified in writing to the other parties hereto.
All such notices, requests, demands, waivers and other communications shall be deemed to have been received (v) if by personal delivery, on the day after such delivery, (w) if by certified or registered mail, on the seventh Business Day after the mailing thereof, (x) if by next-day or overnight mail or delivery, on the day delivered, (y) if by telecopy, on the next day following the day on which such telecopy was sent, or (z) if by e-mail, on the day such e-mail was sent.
10.5    Miscellaneous.
(a)    Headings and Interpretation. The headings and section numbers contained in this Agreement and the placement of provisions in this Agreement are for purposes of convenience only and shall not affect the meaning or interpretation of this Agreement. With respect to any reference made in this Agreement to a Section (or Article, clause or preamble), Exhibit, or Schedule, such reference shall be to the corresponding section (or article, clause or preamble) of, or the corresponding exhibit or schedule to, this Agreement. All words used in this Agreement shall be construed to be of such gender or number as the circumstances require. Unless otherwise expressly provided, the words “including,” “include” and “includes” do not limit the preceding words or terms. Any reference to a specific “day” or to a period of time designated in “days” shall mean a calendar day or period of calendar days unless the day or period is expressly designated as being a Business Day or period of Business Days. The use of “or” is not intended to be exclusive unless expressly indicated otherwise. All amounts denominated in dollars or “$” in this Agreement are references to United States dollars unless expressly indicated otherwise.
(b)    Entire Agreement. This Agreement (including the Schedules hereto), the Foreign Acquisition Agreements, the Ancillary Agreements and the Confidentiality and Non-Disclosure Agreement between the parties made and entered into as of the 14th day of April 2014 constitute or will constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.
(c)    Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall together constitute one and the same instrument.
(d)    Waiver of Trial by Jury. EACH PARTY TO THIS AGREEMENT ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS (AS DEFINED HEREIN). EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO

ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.5(d).
(e)    Governing Law, etc. This Agreement shall be governed in all respects, including as to validity, interpretation and effect, by the internal laws of the State of Texas without regard to choice of law principles. In the event of any dispute or disagreement between Weatherford and Acquiror arising out of or in connection with the interpretation or enforcement of the provisions of this Agreement and the documents referred to herein, Acquiror and Weatherford hereby: (i) irrevocably submit to the jurisdiction of the courts of the State of Texas and the Federal courts of the United States of America located in Houston, Harris County, Texas; and (ii) waive, and agree not to assert, as a defense that it is not subject to personal jurisdiction in said courts or that the venue thereof may not be appropriate or that this Agreement or any of such document may not be interpreted by or enforced in or by said courts and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 10.4, or in such other manner as may be permitted by law, shall be valid and sufficient service thereof.
(f)    Negotiation. In the event of any dispute or disagreement between Weatherford and Acquiror arising out of or in connection with this Agreement, including any questions regarding the existence, validity or termination of this Agreement (the “Dispute”), on written request of either party, shall be referred to representatives of the parties for decision, each party being represented by a senior executive officer who has no direct operational responsibility for the matters contemplated by this Agreement (the “Negotiation Representatives”). The Negotiation Representatives shall promptly meet in a good faith effort to resolve the Dispute. If the Dispute is not resolved, as evidenced by the terms of a settlement reduced to writing and signed by the parties, within 30 calendar days after reference of the matter to them (or within such longer period of time as the parties may mutually agree in writing), then either party may enforce its rights hereunder by other means available to it under Law.
(g)    Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.
(h)    Assignment. This Agreement shall not be assignable or otherwise transferable by any party hereto without the prior written consent of the other party hereto.
(i)    No Third Party Beneficiaries. Except as provided in Section 4.5 with respect to the Non-Competition Covenant and Section 9.2 with respect to indemnification of indemnified parties hereunder, nothing in this Agreement shall confer any rights upon any person or entity other than the parties hereto and their respective heirs, successors and permitted assigns.
(j)    Amendment, Waivers, etc. No amendment, modification or discharge of this Agreement, and no waiver hereunder, shall be valid or binding unless set forth in writing and duly executed by the party against whom enforcement of the amendment, modification, discharge or waiver is sought (except as may be specifically provided herein with respect to the amendment of certain Schedules prior to the Closing). Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the party granting such waiver in any other respect or at any other time. Neither the waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder.
(k)    Specific Performance. The parties hereto acknowledge and agree that the other party hereto would be damaged irreparably in the event that either party hereto fails to perform any of the provisions of this Agreement in accordance with their specific terms or if such provisions are otherwise breached. Accordingly, each of the parties hereto agrees that the other party hereto will be entitled to seek an injunction or injunctions to prevent breaches of the provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the parties hereto and the matter, in addition to any other remedy to which such party hereto may be entitled, at law or in equity.
(l)    Conflicts. Notwithstanding anything herein to the contrary, this Agreement shall govern and control to the extent any term or provision of any Foreign Acquisition Agreements, or any Ancillary Agreement conflicts with this Agreement.
(m)    Joint and Several Liability. Lubrizol and LZ shall be jointly and severally liable for all obligations of Acquiror under this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.
WEATHERFORD INTERNATIONAL LTD.
By:/s/ Krishna Shivram
Name:Krishna Shivram
Title: Executive Vice President and Chief Financial Officer
LZ HOLDING CORPORATION
By:/s/ James L. Hambrick
Name:James L. Hambrick
Title: Chairman, President and Chief Executive Officer

THE LUBRIZOL CORPORATION
By:/s/ James L. Hambrick
Name:    James L. Hambrick
Title: Chairman, President and Chief Executive Officer

[Signature page to the Acquisition Agreement]